     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 20, 1994

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                ORNDA HEALTHCORP
                               SUMMIT HEALTH LTD.
            (Exact name of registrants as specified in its charter)

                  DELAWARE                                        75-1776092
                 CALIFORNIA                                       95-3154694
        (State or other jurisdiction                           (I.R.S. Employer
     of incorporation or organization)                       Identification No.)

                        3401 WEST END AVENUE, SUITE 700
                           NASHVILLE, TENNESSEE 37203
                                 (615) 383-8599
  (Address, including zip code, and telephone number, including area code, of registrants' principal executive offices)
                             ---------------------
                            RONALD P. SOLTMAN, ESQ.
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                                ORNDA HEALTHCORP
                        3401 WEST END AVENUE, SUITE 700
                           NASHVILLE, TENNESSEE 37203
                                 (615) 383-8599
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   COPIES TO:

            MARK C. SMITH, ESQ.                            MORTON A. PIERCE, ESQ.
               SKADDEN, ARPS,                                 DEWEY BALLANTINE
           SLATE, MEAGHER & FLOM                        1301 AVENUE OF THE AMERICAS
              919 THIRD AVENUE                            NEW YORK, NEW YORK 10019
          NEW YORK, NEW YORK 10022                             (212) 259-8000
               (212) 735-3000

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. / /

                        CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------
                                                               PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF        AMOUNT TO    PROPOSED MAXIMUM     AGGREGATE        AMOUNT OF
 SECURITIES TO BE REGISTERED BE REGISTERED(1) OFFERING PRICE(1) OFFERING PRICE(1) REGISTRATION FEE
- -------------------------------------------------------------------------------------------------
  % Senior Subordinated Notes
  due 2004...................   $100,000,000        100%         $100,000,000        $34,483
- -------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933.
                             ---------------------
     THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


                             SUBJECT TO COMPLETION

                   PRELIMINARY PROSPECTUS DATED JULY 20, 1994
PROSPECTUS

                                  $100,000,000

                                    [LOGO]

                       % SENIOR SUBORDINATED NOTES DUE 2004
                             ---------------------

    The   % Senior Subordinated Notes due 2004 (the "Notes") are being offered by OrNda HealthCorp (the "Company") and its wholly owned subsidiary, Summit Health Ltd. ("Summit" and, together with the Company, the "Co-Obligors"). The Notes are the joint and several obligations of the Co-Obligors. The Company will receive all of the net proceeds from the offering of the Notes.

    Interest on the Notes will be payable semi-annually on          and
         of each year, commencing            , 1995. The Notes are redeemable at
the option of the Company, in whole or in part, at any time on or after
           , 1999 at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. Upon a Change of Control (as defined herein) and the satisfaction of certain conditions regarding Designated Senior Debt (as defined herein), each holder of the Notes may require the Company to repurchase such Notes at 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase.

    The Notes will be subordinated in right of payment to all existing and future Senior Debt (as defined herein) of the Co-Obligors and effectively subordinated in right of payment to all existing and future liabilities of the Company's subsidiaries (other than Summit). As of May 31, 1994, the amount of Senior Debt and obligations of the Company's subsidiaries (excluding intercompany indebtedness) that effectively ranked senior to the Notes was approximately $622.4 million. As of May 31, 1994, after giving effect to the proposed acquisition of Fountain Valley Regional Hospital and Medical Center ("Fountain Valley"), the offering of the Notes and the use of proceeds therefrom as described herein, and assuming the repurchase of 100% of the aggregate outstanding principal amount of the Company's 10 1/4% Senior Subordinated Notes due 2003 (the "10 1/4% Notes") pursuant to the Change of Control Offer (as defined herein), such amount would have been approximately $619.6 million. The offering of the Notes is not contingent upon the proposed acquisition of Fountain Valley and there can be no assurance that such acquisition will be consummated. The Notes will rank pari passu in right of payment to the Company's 12 1/4% Senior Subordinated Notes due 2002 (the "12 1/4% Notes") and the 10 1/4% Notes. As of May 31, 1994, there was $500 million aggregate principal amount of indebtedness outstanding which would rank pari passu in right of payment to the Notes. As of May 31, 1994, after giving effect to the offering of the Notes and the use of proceeds therefrom as described herein, and assuming the repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer, there would have been $400 million aggregate principal amount of indebtedness outstanding which would rank pari passu in right of payment to the Notes. See "Description of the Notes -- Subordination."

    FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "INVESTMENT CONSIDERATIONS."
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------
                                             PRICE TO                                 PROCEEDS TO
                                             PUBLIC(1)          UNDERWRITING         COMPANY(1)(3)
                                                                 DISCOUNT(2)
- ------------------------------------------------------------------------------------------------------
Per Note...............................           %                   %                    %
- ------------------------------------------------------------------------------------------------------
Total..................................           $                   $                    $
- ------------------------------------------------------------------------------------------------------
- ------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from         , 1994.
(2) The Co-Obligors have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses of the offering payable by the Company, estimated
    at $         .
                             ---------------------

    The Notes are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify any such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about
           , 1994.
                             ---------------------

MERRILL LYNCH & CO.
                   DONALDSON, LUFKIN & JENRETTE
                        SECURITIES CORPORATION
                                    SALOMON BROTHERS INC

                                                 CITICORP SECURITIES, INC.

                             ---------------------

               The date of this Prospectus is            , 1994.

                                    [MAP]
                            ---------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus or incorporated herein by reference. The term the "Company" as used herein refers to OrNda HealthCorp and its direct and indirect subsidiaries, unless otherwise stated or indicated by context. References herein to the Company's "EBITDA" refer to the Company's earnings before interest, taxes, depreciation, amortization, minority interest, income (loss) from investments in Houston Northwest Medical Center and non-recurring items. References herein to Fountain Valley's "EBITDA" refer to Fountain Valley's earnings before interest, taxes, depreciation, amortization and non-recurring items. References herein to Summit's "EBITDA" refer to Summit's earnings before interest, taxes, depreciation, amortization and minority interest. References herein to American Healthcare Management, Inc.'s ("AHM") EBITDA refer to AHM's earnings before interest, taxes, depreciation, amortization and non-recurring items. References herein to the Company's "fiscal year" refer to the fiscal year ended August 31 of such year.

                                  THE COMPANY

     The Company is a leading provider of health care services in the United States, delivering a broad range of inpatient and outpatient health care services principally through the operation of 45 hospitals located in urban and suburban communities in 15 states, primarily in the southern and western United States. Services provided by the Company's hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, diagnostic services, coronary care, pediatric services and psychiatric services. On an outpatient basis, the Company's services include, among others, same-day surgery, diagnostic radiology (e.g. magnetic resonance imaging, CT scanning, X-ray), rehabilitative therapy, clinical laboratory services, pharmaceutical services and psychiatric services. The Company also operates a number of free-standing surgery centers, which provide a cost-effective alternative to inpatient care for the performance of minor surgeries. Certain of the Company's hospitals offer other specialized services, including cardiac surgery, home health services, hemodialysis, rehabilitation, AIDS treatment and clinics specializing in the treatment of industrial accidents and women's health. In addition, the Company operates a managed health care plan (the "Medicaid HMO") pursuant to which the Company currently provides health care services, under a fixed price contract, to over 20,000 members of the Arizona state Medicaid system.

     Since January 1992, when Charles N. Martin, Jr. was elected Chairman, President and Chief Executive Officer, the Company has (i) substantially increased its revenue while improving operating profitability and (ii) actively participated in the consolidation of the health care industry through a series of strategic acquisitions. Through such acquisitions the Company has diversified into new markets and expanded its service capabilities in order to position the Company as a leading provider of low cost, high quality health care services. The Company has grown in size from 11 hospitals at August 31, 1991 to 45 hospitals at June 30, 1994 and its revenue has grown from approximately $460 million for the 1991 fiscal year (prior to giving effect to the Mergers described below) to approximately $1.5 billion for the 1993 fiscal year (after giving pro forma effect to the Mergers but not the proposed acquisition of Fountain Valley). The operating margin of its hospitals has grown from 12.2% for the 1991 fiscal year (prior to giving effect to the Mergers) to 14.5% for the nine months ended May 31, 1994 (after giving effect to the Mergers but not the proposed acquisition of Fountain Valley).

     On April 19, 1994, the Company completed a merger with AHM, which operated 16 acute care hospitals providing basic primary care services (the "AHM Merger"), and acquired Summit, which operated 12 hospitals and a variety of outpatient specialty health care clinics and programs (the "Summit Merger" and, together with the AHM Merger, the "Mergers"). The Company believes that the Mergers have created a company positioned to compete more effectively in the changing health care environment. The Company's revenue, EBITDA and income from continuing operations for the 1993 fiscal year approximated $1.5 billion, $206.4 million, and $26.0 million, respectively (after giving pro forma effect to the Mergers but not the proposed acquisition of Fountain Valley) and approximated $1.6 billion, $223.7 million, and $30.4 million, respectively (after giving pro forma effect to the Mergers, the Offering and the proposed acquisition of Fountain Valley and assuming the Company's repurchase of 100% of the aggregate principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer).

     The Mergers enhanced the Company's position in several of its existing markets, primarily Southern California, by allowing the Company to coordinate the services provided by the hospitals acquired with those provided by its existing hospitals and thereby eliminate redundant services and benefit from other operating efficiencies and economies of scale. In addition, the Mergers provided the Company with access to new markets, including Arizona and Nevada, and new health care delivery capabilities, such as the Medicaid HMO and outpatient specialty service clinics. The Mergers also strengthened the Company's management team through the addition of management personnel from Summit and AHM with experience in improving operating performance.

     The Company recently entered into a letter of intent to acquire Fountain Valley, a provider of tertiary care services, for a total purchase price of approximately $145 million, of which approximately $95 million will be paid in cash. Fountain Valley, located in Fountain Valley, California, comprises a 413-bed acute care hospital, a surgery center, an imaging center and four medical office buildings. For the fiscal year ended October 31, 1993, Fountain Valley's total revenues, EBITDA and income from continuing operations were approximately $120.8 million, $21.6 million and $8.0 million, respectively. The proposed acquisition of Fountain Valley is subject to the execution of definitive agreements, the approval of the board of directors of Fountain Valley Medical Development Co. ("FVMDC"), the consent of the lenders under the Company's existing bank credit facility (the "Bank Credit Facility") and certain other regulatory approvals. There can be no assurance that the proposed acquisition of Fountain Valley will be consummated.

     The Company intends to continue to increase revenue and market share through implementation of the following business strategies:

          - Development of Integrated Health Care Delivery Networks. In order to succeed in the changing health care environment, the Company is developing relationships with managed care organizations, other health care providers and physicians in each of its markets to offer a full range of integrated patient services on a cost effective basis. The Company believes that the establishment of integrated networks will allow it to, among other things, (i) improve the quality of care provided by concentrating specialized service expertise within each market and (ii) reduce costs through consolidation of facilities, increased purchasing power and other economies of scale. Through the development of health care networks, the Company believes it will augment revenues and market share by attracting an increasing share of large, sophisticated governmental and private sector managed care contracts. In addition, the Company intends to continue to pursue strategic acquisitions of health care providers in geographic areas and with service capabilities that will facilitate the development of integrated networks. The Company believes that the acquisition of Fountain Valley will further the development of a health care network in the greater Los Angeles, California area by allowing the Company to integrate the tertiary care services provided by Fountain Valley with the primary care services provided by the Company's existing 13 hospitals in neighboring communities.

          - Outpatient Services. The Company has responded to the recent shift toward increased outpatient care by enhancing its hospitals' outpatient facilities and services. The Company will emphasize those outpatient services that it believes will grow in demand and which can be provided on a cost effective, high revenue growth basis. The Company believes that it is well positioned to compete effectively with alternate site providers of outpatient services because its acute care hospitals are able to offer a broader range of services at competitive prices.

          - Cost Reduction. The Company intends to continue to position itself as a low cost provider of health care services in each of its markets by implementing programs designed to improve financial performance and efficiency. These programs include, among others, (i) monitoring and adjusting staffing levels and equipment usage in response to resource consumption; (ii) more efficient use of professional and paraprofessional staff such as nurses and nurses' aides; (iii) improving patient management and reporting procedures; and (iv) improving the collection and sharing of utilization and patient mix data with providers, employers and payors. In addition, the Company intends to take advantage of reductions in corporate overhead and other economies of scale from the Mergers and any future acquisitions. The Company estimates realizing annualized operating cost savings of approximately $15 million from improved operating efficiencies resulting from the Mergers.

          - Community Based Services. The Company intends to continue to implement specialty programs on a selective basis to maintain and enhance the range and quality of its health care services. The Company focuses on the particular needs of each community it serves and tailors its services based upon local conditions and the Company's ability to provide such services on a competitive basis. Examples of specialty services provided by the Company in response to local demand include rehabilitation services, home health services, AIDS treatment, cardiac surgery, weight loss services, pain treatment programs and women's health clinics.

          - Modernization of Facilities. The Company believes that maintaining and modernizing its facilities is an important means of continuing revenue and market share growth. After giving pro forma effect to the Mergers, the Company's capital expenditures have totalled approximately $200 million over the past three fiscal years. Such spending resulted in hospital renovations and equipment purchases to expand and enhance the Company's range of services as well as the expansion of high growth outpatient facilities and other specialty services, including outpatient surgery and home health services. The Company believes that capital expenditures (exclusive of hospital acquisitions) during the 12 months following the Mergers will not exceed $75 million, and will be used for expansion of services at existing facilities and the replacement of outdated equipment.

          - Management Information Systems. The Company believes that the ability to collect and analyze information on the quality of care and to develop appropriate responses thereto is critical to achieving growth in the managed care environment. Prior to the Mergers, the Company, Summit and AHM each designed or successfully implemented systems which measure selected outcome quality indicators and identify needed improvements to patient care. For example, these systems help identify and track quality indicators such as unplanned transfers to intensive care units and returns to the operating room. This information, which is shared with physicians and other health care professionals, is being utilized to develop improved protocols of care and to direct treatment to the most appropriate level of care. The Company is consolidating its quality and utilization system with that of each of AHM and Summit to enhance its operational efficiency and reduce costs.

     The Company's and Summit's principal executive offices are located at 3401 West End Avenue, Suite 700, Nashville, Tennessee 37203, and their telephone number is (615) 383-8599.

                                  THE OFFERING

Notes Offered..............  $100,000,000 principal amount of  % Senior
                             Subordinated Notes due 2004.

Co-Obligors................  The Notes are the joint and several obligations of the Company and its wholly owned subsidiary, Summit.

Maturity Date..............            , 2004.

Interest Payment Dates.....         and        of each year, commencing
                                       , 1995.

Optional Redemption........  The Notes are redeemable at the option of the
                             Company, in whole or in part, on or after
                                         , 1999, at the redemption prices set
                             forth herein, together with accrued and unpaid interest, if any, to the date of redemption.

Change of Control..........  Upon the occurrence of a Change of Control and the satisfaction of certain conditions regarding
                             Designated Senior Debt (as defined herein), each holder of the Notes may require the Company to repurchase all or a portion of such holder's Notes at a purchase price in cash equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of the Notes -- Restrictive Covenants."

Ranking....................  The Notes will be senior subordinated obligations of the Co-Obligors and, as such, will be subordinated to all existing and future Senior Debt (as defined herein) of the Co-Obligors. The Notes will also be effectively subordinated in right of payment to all existing and future liabilities of the Company's subsidiaries other than Summit. As of May 31, 1994, the amount of Senior Debt and obligations of the Company's subsidiaries (excluding intercompany indebtedness) that effectively ranked senior to the Notes was approximately $622.4 million. As of May 31, 1994, after giving effect to the proposed acquisition of Fountain Valley, the offering of the Notes (the "Offering") and the use of proceeds therefrom as described in "Use of Proceeds," and assuming the repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer, such amount would have been approximately $619.6 million. The Notes will rank pari passu in right of payment to the Company's 12 1/4% Notes and the 10 1/4% Notes and will rank senior to all other subordinated indebtedness of the Co-Obligors. As of May 31, 1994, there was $500 million aggregate principal amount of indebtedness outstanding which ranked pari passu in right of payment to the Notes. As of May 31, 1994, after giving effect to the proposed acquisition of Fountain Valley, the Offering and the use of proceeds therefrom as described in "Use of Proceeds," and assuming the repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer, there would have been $400 million aggregate principal amount of indebtedness outstanding, which would have ranked pari passu in right of payment to the Notes. See "Description of the Notes -- Subordination."

Restrictive Covenants......  The Indenture will contain certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitation on additional indebtedness; (ii) limitation on restricted payments; (iii) limitation on liens securing indebtedness; (iv) limitation on the creation of any restriction on the ability of the Company's subsidiaries to make distributions; (v) limitation on transactions with affiliates; (vi) limitation on other subordinated indebtedness; and (vii) restrictions on mergers, consolidations and the transfer of all or substantially all of the assets of the Company to another person. See
                             "Description of the Notes -- Restrictive
                             Covenants."

Use of Proceeds............  The net proceeds to the Company from the sale of the Notes are estimated to be approximately
                             $          million. The Company intends to use the
                             net proceeds from the Offering to reduce amounts outstanding under the revolving facility of the Bank Credit Facility, which amounts the Company has utilized or anticipates utilizing in connection with the repurchase of the 10 1/4% Notes, the financing of the proposed acquisition of Fountain Valley and other strategic acquisitions and for general corporate purposes. Pursuant to the terms of the indenture under which the 10 1/4% Notes were issued, the AHM Merger constituted a "Change of Control" and the Company was required to offer to purchase (the "Change of Control Offer") the $100 million aggregate principal amount of the 10 1/4% Notes at a purchase price of 101% of the principal amount thereof plus accrued interest. As of July 18, 1994, the expiration date of the Change of Control Offer, approximately $99.3 million aggregate principal amount of the outstanding
                             10 1/4% Notes were tendered and were purchased by the Company on July 19, 1994 pursuant to the Change of Control Offer. The Offering is not contingent on the proposed acquisition of Fountain Valley. See "Use of Proceeds."

Absence of Public Market...  There is no public market for the Notes and the
                             Co-Obligors do not intend to list the Notes on any securities exchange or for quotation of the Notes through the National Association of Securities Dealers Automated Quotation System ("NASDAQ"). The Co-Obligors have been advised by the Underwriters (as defined herein) that, following the completion of the offering of the Notes, the Underwriters presently intend to make a market in the Notes. However, the Underwriters are under no obligation to do so and may discontinue any market making activities at any time without notice. There can be no assurance as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop or, if developed, will continue.

                           INVESTMENT CONSIDERATIONS

     See "Investment Considerations" for a discussion of certain factors that should be considered by prospective purchasers in evaluating an investment in the Notes.

         SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

     The following table presents summary pro forma condensed combined financial data derived from the unaudited pro forma condensed combined financial statements included elsewhere in this Prospectus. The summary pro forma condensed combined financial data gives effect to the following transactions and events as if all such transactions had occurred, in the case of statement of operations and operating data, on September 1, 1992 and in the case of balance sheet data, on April 19, 1994 for the Summit Merger and on May 31, 1994 for all other transactions: (i) the acquisition of Florida Medical Center (applying the purchase method of accounting) on June 30, 1993; (ii) the Summit Merger (applying the purchase method of accounting); (iii) the proposed acquisition of Fountain Valley (applying the purchase method of accounting); (iv) the consummation of the Offering and the application of the net proceeds therefrom; and (v) the Company's repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer. Because the Company accounted for the AHM Merger as a pooling-of-interests transaction, the historical financial data of the Company include AHM's historical results of operations. The following summary unaudited pro forma financial data does not reflect cost savings, if any, which may be realized by the Company from the consummation of the Mergers or the proposed acquisition of Fountain Valley.

     The summary pro forma financial data are unaudited and do not purport to represent what the Company's results of operations would actually have been if the transactions assumed therein had in fact occurred at the times assumed or to project the Company's results of operation for any future periods or its financial condition at any future date. The summary pro forma condensed combined financial data should be read in conjunction with the respective historical financial statements of the Company, Summit and Fountain Valley incorporated by reference or included herein and the Unaudited Pro Forma Condensed Combined Financial Statements included herein.

                                                                                               FOR THE       FOR THE
                                                                                             NINE MONTHS    YEAR ENDED
                                                                                            ENDED MAY 31,   AUGUST 31,
                                                                                               1994(1)       1993(2)
                                                                                            -------------   ----------
                                                                                              (DOLLARS IN THOUSANDS,
                                                                                                      EXCEPT
                                                                                                PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS:
Total revenue(3)..........................................................................   $ 1,256,340    $1,605,951
Costs and expenses
  Operating expenses......................................................................     1,001,607     1,287,176
  Provision for doubtful accounts.........................................................        73,562        95,046
  Depreciation and amortization...........................................................        66,676        81,644
  Interest expense........................................................................        80,973       106,978
  Interest income.........................................................................        (3,455)       (5,115)
  Minority interest.......................................................................         4,230         4,601
  Special executive compensation..........................................................         2,530            --
  Loss on sale of asset...................................................................         9,761            --
                                                                                            -------------   ----------
                                                                                                  20,456        35,621
Income (loss) from investments in Houston Northwest Medical Center........................          (136)          173
                                                                                            -------------   ----------
Income from continuing operations before income tax.......................................        20,320        35,794
Income tax expense........................................................................         5,609         5,431
                                                                                            -------------   ----------
Income from continuing operations.........................................................        14,711        30,363
Preferred stock dividend requirements.....................................................        (1,462)       (1,699)
                                                                                            -------------   ----------
Income from continuing operations applicable to common and common equivalent shares.......   $    13,249    $   28,664
                                                                                            ============     =========
Earnings per common and common equivalent share from continuing operations................   $      0.30    $     0.67
                                                                                            ============     =========
Shares used in earnings per common and common equivalent share computations (in
  thousands)..............................................................................        44,398        42,560
OPERATING DATA:
Number of hospitals owned at period end...................................................            46            46
Licensed beds at period end...............................................................         8,031         8,031
Interest expense, net.....................................................................        77,518       101,863
EBITDA(4).................................................................................   $   181,171    $  223,729
EBITDA margin(5)..........................................................................          14.4%         13.9%
Capital expenditures......................................................................   $    38,742    $   59,160
Ratio of EBITDA to interest expense, net..................................................         2.34x         2.20x
Ratio of earnings to fixed charges(6).....................................................         1.21x         1.30x

                                                                                            MAY 31, 1994
                                                                                            -------------
BALANCE SHEET DATA:
Total assets..............................................................................   $ 1,906,985
Working capital...........................................................................        53,537
Long-term debt, excluding amounts due within one year.....................................     1,110,558
Total stockholders' equity................................................................       362,012

(footnotes on following page)

(footnotes from previous page)
- ---------------

(1) The summary pro forma statement of operations and operating data for the nine months ended May 31, 1994 includes the Company's historical results of operations for the nine months ended May 31, 1994 (which include the results of operations of AHM); Summit's historical results of operations for the nine months ended March 31, 1994; and Fountain Valley's historical results of operations for the nine months ended April 30, 1994. The unaudited pro forma condensed combined balance sheet data presents the historical balance sheet of the Company as of May 31, 1994 (which includes the effect of the Mergers) and the historical balance sheet of Fountain Valley as of April 30, 1994. Without giving effect to the proposed acquisition of Fountain Valley, total revenue, EBITDA, income from continuing operations, total assets, long-term debt and stockholders' equity for the nine months ended May 31, 1994 would have been approximately $1.2 billion, $170.0 million, $13.0 million, $1.8 billion, $1.0 billion and $362.0 million, respectively.
(2) The summary pro forma statement of operations and operating data for the year ended August 31, 1993 includes the Company's historical results of operations for the fiscal year ended August 31, 1993 (which include the results of operations of AHM) (adjusted on a pro forma basis to include the acquisition of Florida Medical Center); Summit's historical results of operations for the fiscal year ended June 30, 1993; and Fountain Valley's historical results of operations for the fiscal year ended October 31, 1993. Without giving effect to the proposed acquisition of Fountain Valley, total revenue, EBITDA and income from continuing operations for the year ended August 31, 1993 would have been approximately $1.5 billion, $206.4 million, and $26.0 million, respectively.
(3) Total revenue is comprised of patient revenue, net of contractual adjustments, and other revenue.
(4) While EBITDA should not be construed as a substitute for income from operations or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements.
(5) EBITDA divided by total revenue.
(6) The ratio of earnings to fixed charges is calculated by dividing earnings before income taxes plus fixed charges by the sum of fixed charges which consists of interest expense, amortization of financing costs and the portion of rental expense which is deemed to be representative of the interest component of rental expense.

                           INVESTMENT CONSIDERATIONS

     Prospective investors should consider carefully, in addition to the other information contained in or incorporated by reference in this Prospectus, the following factors before purchasing the Notes offered hereby.

CERTAIN FINANCIAL CONSIDERATIONS

     The Company has substantial indebtedness and, as a result, significant debt service obligations. As of May 31, 1994, the Company had approximately $1.0 billion of long-term indebtedness which approximated 73.5% of its total capitalization. As of May 31, 1994, after giving effect to the proposed acquisition of Fountain Valley, the Offering and the use of proceeds therefrom and assuming the repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer, the Company's long-term indebtedness would have been approximately $1.1 billion, representing approximately 75.4% of its total capitalization. The Offering is not contingent upon the proposed acquisition of Fountain Valley and there can be no assurance that such acquisition will be consummated. See "Capitalization."

     The degree to which the Company is leveraged could have important consequences to holders of the Notes, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations; (iii) certain of the Company's borrowings are and will continue to be at variable rates of interest, which causes the Company to be vulnerable to increases in interest rates; and (iv) certain of the Company's indebtedness contains numerous financial and other restrictive covenants, including those restricting the incurrence of additional indebtedness, the creation of liens, the payment of dividends, sales of assets and minimum net worth requirements. Failure by the Company to comply with such covenants may result in an event of default which, if not cured or waived, could have a material adverse effect on the Company.

     The Company's ability to make scheduled payments or to refinance its obligations with respects to its indebtedness depends on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control. Although the Company's cash flow from its operations has been sufficient to meet its debt service obligations in the past, there can be no assurance that the Company's operating results will continue to be sufficient for payment of the Company's indebtedness.

SUBORDINATION; EFFECT OF ENCUMBRANCES

     The Notes will be subordinated in right of payment to all existing and future Senior Debt (as defined herein) of the Co-Obligors and will rank pari passu in right of payment with the Company's 12 1/4% Notes and the 10 1/4% Notes. The 10 1/4% Notes are the joint and several obligations of the Company and AHM Acquisition Co., Inc. ("AHM Acquisition Co."), a wholly owned subsidiary of the Company, and, therefore, holders of any of the 10 1/4% Notes outstanding following the Change of Control Offer will be entitled to satisfy their claims out of the assets of AHM Acquisition Co. prior to holders of the Notes. AHM Acquisition Co. owns substantially all of the operations acquired by the Company from AHM in the AHM Merger. The Notes also will be effectively subordinated to all existing and future liabilities of the Company's subsidiaries (other than Summit). As of May 31, 1994, the amount of Senior Debt and obligations of the Company's subsidiaries (excluding intercompany indebtedness) that effectively ranked senior to the Notes was approximately $622.4 million. As of May 31, 1994, after giving effect to the proposed acquisition of Fountain Valley, the Offering and the use of proceeds therefrom and assuming the repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer, the amount of Senior Debt and obligations of the Company's subsidiaries (excluding intercompany indebtedness) that effectively ranked senior to the Notes would have been approximately $619.6 million. All indebtedness incurred under the Bank Credit Facility constitutes Senior Debt. The 12 1/4% Notes, the 10 1/4% Notes and indebtedness under the Bank Credit Facility will mature prior to the Notes.

     The Co-Obligors may not pay the principal of, premium, if any, or interest on, the Notes or repurchase, redeem or otherwise retire the Notes if any Senior Debt is not paid when due or any other default on any Senior Debt occurs and the maturity of such Senior Debt is accelerated in accordance with its terms unless, in either case, the default has been cured or waived, any such acceleration has been rescinded or such Senior Debt has been paid in full. In addition, if any default exists with respect to certain Senior Debt and certain other conditions are satisfied, the Co-Obligors may not make any payments on the Notes for a designated period of time. Upon any payment or distribution of assets of the Company upon liquidation, dissolution, reorganization or any similar proceeding, the holders of Senior Debt will be entitled to receive payment in full before the holders of the Notes are entitled to receive any payment. See "Description of the Notes -- Subordination."

     The Company has granted the lenders under the Bank Credit Facility a senior security interest in the capital stock of the Company's subsidiaries, including Summit, the partnership interests in partnerships in which the Company owns a majority interest and instruments evidencing indebtedness owed to the Company by its subsidiaries, including Summit. As of May 31, 1994, there was approximately $451.7 million outstanding under the Bank Credit Facility. As of May 31, 1994, after giving effect to the proposed acquisition of Fountain Valley, the Offering and the use of proceeds therefrom and assuming the repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer, there would have been approximately $543.7 million outstanding under the Bank Credit Facility. The Offering is not contingent upon the proposed acquisition of Fountain Valley and there can be no assurance that such acquisition will be consummated. The Notes will be unsecured. If the Company becomes insolvent or is liquidated, or if its indebtedness is accelerated, the lenders under the Bank Credit Facility will be entitled to payment in full from the proceeds of their security prior to any payment to the holders of Notes. In such event, it is possible that there would be no assets remaining from which claims of the holders of Notes could be satisfied or, if any assets remain, such assets may be insufficient to satisfy fully such claims. See "Description of the Notes."

SUBSIDIARY OPERATIONS

     Since substantially all of the Co-Obligors' operations are conducted, and substantially all of the Co-Obligors' assets are owned, by their respective subsidiaries, the Notes will effectively be subordinated to all existing and future liabilities of the Company's subsidiaries (other than Summit but including Summit's subsidiaries), including the subsidiaries' guarantees of indebtedness incurred under the Bank Credit Facility. Any right of the Company's subsidiaries upon the liquidation, reorganization or insolvency of such subsidiary (and the consequent right of the holders of the Notes to participate in those assets) will be subject to the claims of the creditors (including trade creditors) and preferred stockholders, if any, of such subsidiary, except to the extent the Company or Summit has a claim against such subsidiary as a creditor of such subsidiary. In addition, in the event that claims of the Company or Summit as a creditor of a subsidiary are recognized, such claims would be subordinate to any security interest in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company or Summit. The ability of the Co-Obligors and their respective subsidiaries to incur indebtedness is limited by certain of the restrictive covenants set forth in the Bank Credit Facility and in the indentures relating to certain of the Company's other long-term indebtedness, including the indenture governing the Notes. Additionally, the indenture governing the Notes does not prohibit the Company from transferring or disposing of the assets of Summit, and thereby diminishing the assets available to satisfy the claims of holders of the Notes against Summit.

     In addition, the Co-Obligors' ability to make required principal and interest payments with respect to the Co-Obligors' indebtedness, including the Notes, depends on the earnings of their respective subsidiaries and on their ability to receive funds from such subsidiaries through dividends or other payments. Since the Notes are obligations of the Co-Obligors only, the Co-Obligors' subsidiaries are not obligated or required to pay any amounts due pursuant to the Notes or to make funds available therefor in the form of dividends or advances to the Co-Obligors.

HEALTH CARE REFORM

     On November 20, 1993, President Clinton submitted proposed comprehensive health care reform legislation to Congress. A key component of the President's proposal is the restructuring of health insurance markets through the use of "managed competition." Under the proposal, states would be required to establish regional purchasing cooperatives to act as the exclusive source of coverage for individuals and employers with less than 5,000 employees. These cooperatives would contract with health plans that demonstrate an ability to provide a full range of benefits. All employers would be required to make coverage available to their employees, and individuals would be required to enroll in approved health plans. The costs of the President's proposal would be funded in significant part by reductions in payments to providers by the Medicare and Medicaid programs. The President's proposal would also impose stringent limits on increases in the premiums of health plans, which would indirectly impact the fees paid to health care providers. In addition, other comprehensive health care reform bills have been and are expected to be introduced in Congress. These bills contain and are expected to contain benefit standards, coverage guarantees, cost controls and financing that differ from the President's proposal. The Company is unable to predict whether any reforms will be adopted or when any such reforms will be implemented. No assurance can be given that such reforms will not have a material adverse effect on the Company.

REIMBURSEMENT AND REGULATION

     The Company derives a substantial portion of its revenue from third party payors, including the Medicare and Medicaid programs. Changes in existing government reimbursement programs have resulted in reduced levels of reimbursement for health care services, and additional changes are anticipated. Such changes are likely to result in further reductions in reimbursement levels. In addition, private payors are increasingly demanding discounts from health care providers. Significant limits on reimbursement rates could adversely affect the Company's results of operations. Effective January 1, 1995, the California Department of Health Services will begin changing the payment system for participants in the California Medicaid program ("Medi-Cal") in certain counties, including those in which the Company principally operates, from fee-for-service arrangements to managed care plans. The Company is unable to predict the effect these changes will have on its operations. No assurance can be given that such reforms will not have a material adverse effect on the Company.

     The health care industry is subject to extensive federal, state and local regulation relating to licensure, conduct of operations, addition of facilities and services and prices for services. Antifraud and abuse amendments codified under the Social Security Act of 1935, as amended (the "Social Security Act"), prohibit certain business practices and relationships that may affect the provision and cost of health care services reimbursable under the Medicare and Medicaid programs. The U.S. Department of Health and Human Services ("HHS") has issued regulations defining practices and business arrangements which are permissible under such amendments. Certain of the Company's current financial arrangements with physicians and other providers do not qualify for the safe harbor exemptions and therefore risk scrutiny by HHS and may be subject to enforcement action. In addition, Section 1877 under the Social Security Act has recently been amended to significantly broaden the scope of prohibited physician referrals to providers with which they have a financial arrangement, effective January 1, 1995. The Company's participation in and development of joint ventures and other financial arrangements with physicians could be adversely affected by these amendments. The Company is unable to predict the future course of federal, state and local regulation. Further changes in the regulatory framework could have an adverse impact on the Company.

COMPETITION

     The health care industry is highly competitive and subject to excess capacity. In recent years, competition among health care providers for patients has intensified as hospital occupancy rates in the United States have declined due to, among other things, regulatory and technological changes, increasing use of managed care payment systems, cost containment pressures, a shift toward outpatient treatment and an increasing supply of physicians. Certain of the Company's competitors have greater financial resources and offer a broader range of services than the Company. In addition, hospitals owned by governmental agencies and other tax-exempt entities benefit from endowments, charitable contributions and tax-exempt financing, which advantages are not enjoyed by the Company's facilities.

ACQUISITION STRATEGY

     The Company has recently completed several acquisitions of health care providers, and intends to use a portion of the proceeds from the Offering to reduce amounts outstanding under the Bank Credit Facility, which amounts the Company anticipates utilizing, among other things, to finance additional strategic acquisitions of businesses with facilities and service capabilities that will enhance the Company's operations. See "Business -- Business Strategy." There can be no assurance that the Company will be able to realize expected operating and economic efficiencies from its recent acquisitions or from any future acquisitions. In addition, there can be no assurance that the Company will be able to locate suitable acquisition candidates, consummate acquisitions on favorable terms, or successfully integrate newly acquired businesses and facilities with the Company's operations. The consummation of acquisitions could result in the incurrence or assumption by the Company of additional indebtedness.

POTENTIAL SUMMIT INCOME TAX LIABILITY

     The Internal Revenue Service (the "IRS") is currently engaged in an examination of the Federal income tax returns for fiscal years 1984, 1985 and 1986 of Summit, which subsequent to the Company's acquisition thereof became a wholly owned subsidiary of the Company. Summit has received a revenue agent's report with proposed adjustments for the years 1984 through 1986 and Summit has filed a protest with the district director opposing the proposed adjustments. The IRS has challenged, among other things, the propriety of certain accounting methods utilized by Summit for tax purposes, including the use of the cash method of accounting by certain of Summit's subsidiaries (the "Summit Subsidiaries") prior to fiscal year 1988. For the taxable years prior to 1988, most of the Summit Subsidiaries primarily reported taxable income using the cash method of accounting. The cash method was prevalent within the hospital industry and the Summit Subsidiaries applied the method in accordance with prior agreements reached with the IRS. The IRS now asserts that an accrual method of accounting should have been used. The Tax Reform Act of 1986 (the "1986 Act") requires most large corporate taxpayers (including Summit) to use an accrual method of accounting beginning in 1987. Consequently, the Summit Subsidiaries changed to the accrual method beginning July 1, 1987. In accordance with the provisions of the 1986 Act, income that was deferred by use of the cash method at the end of 1986 is being recognized as taxable income by the Summit Subsidiaries in equal annual installments over ten years beginning on July 1, 1987. The Company believes that Summit properly reported its income and paid its taxes in accordance with applicable laws and in accordance with previous agreements established with the IRS. The Company believes that the final outcome of the IRS's examinations of prior years' income taxes will not have a material adverse effect on the results of operations or financial position of the Company.

CONCENTRATION OF MARKETS

     Of the 45 hospitals operated by the Company, 13 hospitals are located in the greater Los Angeles, California area and 17 hospitals, which generated approximately 37% of the Company's revenue for the 1993 fiscal year (after giving pro forma effect to the Mergers), are located in California. In addition, five hospitals which generated approximately 24% of the Company's revenue for the 1993 fiscal year (after giving pro forma effect to the Mergers) are located in Florida. The concentration of hospitals in California and Florida increases the risk that any adverse economic, regulatory or other developments that may occur in such areas may adversely affect the Company's operations or financial condition. In addition, the Company has experienced, and expects that it will continue to experience, delays in payment and in rate increases by Medi-Cal. Although these delays have not had a material adverse effect on the Company, there can be no assurance that future delays will not have such an effect.

DEPENDENCE ON KEY PERSONNEL AND PHYSICIANS

     The Company's operations are dependent on the efforts, ability and experience of certain key management personnel, including Charles N. Martin, Jr., Chief Executive Officer and Chairman of the Board of Directors of the Company, and Donald J. Amaral, President and Chief Operating Officer of the Company. An event of default occurs under the Bank Credit Facility if either Mr. Martin or Mr. Amaral is no longer a member of the Company's senior management, unless replaced within 120 days with an executive reasonably satisfactory to the bank lenders. In addition, since physicians generally control the majority of hospital admissions, the success of the Company, in part, is dependent upon the number and quality of physicians on its hospitals' medical staffs. The loss of some or all of the Company's key management personnel or an inability to attract and retain sufficient numbers of qualified physicians could have an adverse impact on the Company's future results of operations.

LIABILITY AND INSURANCE

     As is typical in the health care industry, the Company is subject to claims and legal actions by patients and others in the ordinary course of business. The Company is partially self-insured for its hospital professional liability and comprehensive general liability risks and maintains an unfunded reserve for such risks. For hospital professional liability and comprehensive general liability claims asserted, the Company assumes such liability risks under its self-insured retention up to $3 million per claim, or $30 million in the aggregate, for claims reported after June 1, 1994. The Company also purchases excess levels of coverage above such self-insured retention. For the twelve months ending June 1, 1995, the Company purchased a $50 million layer of excess insurance above self-insured retentions that may be applied towards hospital professional liability and comprehensive general liability claims. Although the Company's cash flow and reserves for self-insured liabilities have been adequate in the past to provide for such self-insured liabilities, and the Company believes that it has adequately provided for future self-insured liabilities, there can be no assurance that the Company's cash flow and reserves will continue to be adequate. If actual payments of claims with respect to the Company's self-insured liabilities exceed projected payments of claims, the result of operations of the Company could be adversely affected. In addition, while the Company's professional and other liability insurance have been adequate in the past to provide for liability claims, there can be no assurance that adequate insurance will continue to be available at favorable price levels.

LACK OF PUBLIC MARKET FOR SECURITIES

     There is no public market for the Notes and the Co-Obligors do not intend to list the Notes on any securities exchange or for quotation through NASDAQ. The Co-Obligors have been advised by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), Salomon Brothers Inc ("Salomon") and Citicorp Securities, Inc. ("Citicorp") (together, the "Underwriters") that, following the completion of the Offering, the Underwriters presently intend to make a market in the Notes. However, the Underwriters are under no obligation to do so and may discontinue any market making activity at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the Notes may be adversely affected.

                                USE OF PROCEEDS

     The Company will receive all of the net proceeds from the Offering. The net proceeds to the Company from the sale of the Notes in the Offering (after deducting estimated expenses and underwriting discount and commissions) are
estimated to be approximately $          million. The Company intends to apply
such net proceeds to reduce amounts outstanding under the revolving facility of the Bank Credit Facility, which amounts the Company has utilized or anticipates utilizing in connection with the repurchase of the 10 1/4% Notes, the financing of the proposed acquisition of Fountain Valley and other strategic acquisitions and for general corporate purposes. Pursuant to the terms of the indenture under which the 10 1/4% Notes were issued, the AHM Merger constituted a "Change of Control" and the Company was required to make the Change of Control Offer for the $100 million aggregate principal amount of the 10 1/4% Notes at a purchase price of 101% of the principal amount thereof plus accrued interest. As of July 18, 1994, the expiration date of the Change of Control Offer, approximately $99.3 million aggregate principal amount of the outstanding 10 1/4% Notes were tendered and were purchased by the Company on July 19, 1994 pursuant to the Change of Control Offer. In May 1994, the Company announced that it had executed a letter of intent to acquire Fountain Valley. See "Business -- Recent Acquisitions." The Company currently has no definitive agreements with respect to any acquisition, and there can be no assurance that any acquisitions (including the proposed acquisition of Fountain Valley) will be consummated.

     Borrowings under the revolving facility of the Bank Credit Facility bear interest at a fluctuating rate equal to either (i) the alternate base rate (as defined) plus 1.0% or (ii) LIBOR plus 2.0%, in each case subject on or after November 1, 1994 to potential decreases or increases dependent upon the Company's interest coverage and debt to cash flow ratios. The revolving facility of the Bank Credit Facility expires on April 19, 2000. The Offering is contingent upon the Company's receipt of a consent from the lenders under the Bank Credit Facility. The Company is in the process of seeking to obtain such consent. The Offering is not contingent upon the proposed acquisition of Fountain Valley.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at May 31, 1994 and as adjusted to give pro forma effect to (i) the consummation of the Offering and the application of the net proceeds therefrom, (ii) the proposed acquisition of Fountain Valley and (iii) the assumed repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer.

                                                                            MAY 31, 1994
                                                                    -----------------------------
                                                                      ACTUAL       AS ADJUSTED(1)
                                                                    ----------     --------------
                                                                           (IN THOUSANDS)
Short-term debt:
  Current maturities of long-term debt............................  $    7,368       $    9,064
                                                                     =========      ===========
Long-term debt:
  Capitalized lease obligations, interest at 8.8% to 17.2%........  $   21,789       $   27,021
  Bank Credit Facility:
     Revolving Credit Facility....................................      58,200          150,222
     Term Loan....................................................     325,000          325,000
     Delayed Term Loan............................................      68,500           68,500
  Notes payable, effective interest at 9.3% to 14.5%, maturities
     through 2004.................................................      48,879           48,879
    % Senior Subordinated Notes due 2004..........................          --          100,000
  12 1/4% Notes...................................................     400,000          400,000
  10 1/4% Notes(2)................................................     100,000               --
  Less current maturities.........................................      (7,368)          (9,064)
                                                                    ----------     --------------
          Total long-term debt (excluding current
             maturities)(3).......................................   1,015,000        1,110,558
                                                                    ----------     --------------
Stockholders' equity:
  Payable In Kind Cumulative Redeemable Convertible Preferred
     Stock........................................................      19,341           19,341
  Common Stock....................................................         432              432
  Additional paid-in capital......................................     403,751          403,751
  Retained Deficit................................................    (136,322)        (139,822)
  Unrealized gains on securities available-for-sale...............      78,310           78,310
                                                                    ----------     --------------
          Total stockholders' equity..............................     365,512          362,012
                                                                    ----------     --------------
          Total capitalization....................................  $1,380,512       $1,472,570
                                                                     =========      ===========

- ---------------

(1) Without giving effect to the proposed acquisition of Fountain Valley, current maturities of long-term debt, total long-term debt (excluding current maturities), total stockholders' equity and total capitalization would have been approximately $7.4 million, $1.0 billion, $362.0 million and $1.4 billion, respectively.
(2) Pursuant to the terms of the indenture under which the 10 1/4% Notes were issued, the AHM Merger constituted a "Change of Control" and the Company was required to make the Change of Control Offer. On May 19, 1994, the Company commenced the Change of Control Offer for all of the outstanding 10 1/4% Notes at 101% of the principal amount thereof plus accrued interest. As of July 18, 1994, the expiration date of the Change of Control Offer, approximately $99.3 million aggregate principal amount of the outstanding
    10 1/4% Notes were tendered and were purchased by the Company on July 19, 1994 pursuant to the Change of Control Offer. See "Use of Proceeds."
(3) Summit, a wholly owned subsidiary of the Company, currently owns 38.6% of Summit Care Corporation ("Summit Care"). At May 31, 1994 approximately $37.4 million aggregate principal amount of Summit's 7 1/2% Exchangeable Subordinated Notes due 2003 (the "7 1/2% Notes"), which are exchangeable, at the option of the holders, into Summit's 38.6% interest in the Summit Care Common Stock, were outstanding. The 7 1/2% Notes have not been included in long-term debt as the investment in Summit Care and related debt has been accounted for as an asset held for sale.

                       SELECTED HISTORICAL FINANCIAL DATA

                       ORNDA HEALTHCORP AND SUBSIDIARIES

     The following table sets forth selected historical financial data and other operating information of the Company giving effect to the Mergers. The selected historical financial data for the five fiscal years ended August 31, 1993 are derived from the consolidated financial statements of the Company. The selected historical financial data for the nine months ended May 31, 1994 and 1993 are derived from the unaudited condensed consolidated financial statements of the Company and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of the Company, are necessary for a fair presentation of such information. Operating results for the nine months ended May 31, 1994 are not necessarily indicative of the results that may be expected for the Company's fiscal year ending August 31, 1994. Because the Company accounted for the AHM Merger as a pooling-of-interests transaction, the historical financial data of the Company include AHM's historical results of operations. The nine months ended May 31, 1994 include financial data for the Company for the nine months ended May 31, 1994 and the financial data of Summit from the date of the Mergers, April 19, 1994, through May 31, 1994. All information contained in the following table should be read in conjunction with the consolidated financial statements and related notes of the Company included or incorporated by reference herein.

                                                       FOR THE
                                                     NINE MONTHS
                                                    ENDED MAY 31,                 FOR THE YEARS ENDED AUGUST 31,
                                                 -------------------   -----------------------------------------------------
                                                   1994       1993       1993       1992       1991       1990        1989
                                                 --------   --------   --------   --------   --------   ---------   --------
                                                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS:
Total Revenue(1)...............................  $882,917   $702,551   $961,795   $808,523   $752,164   $ 793,251   $796,725
Costs and Expenses
  Operating expenses...........................   697,537    562,098    765,743    674,174    618,826     668,004    648,888
  Provision for doubtful accounts..............    57,443     43,968     63,907     52,426     40,979      52,846     50,652
  Depreciation and amortization................    45,918     34,246     47,669     40,003     32,115      40,185     49,205
  Interest expense.............................    59,331     49,948     68,660     40,229     59,167      80,815    104,378
  Interest income..............................    (2,032)    (3,167)    (3,380)    (3,226)    (3,541)     (8,332)    (3,500)
  Minority interest............................     4,230      2,988      4,601      7,610      3,955       5,315      8,289
  Special executive compensation(2)............     2,530         --         --      6,140         --          --         --
  Severance agreements.........................        --         --         --      5,090         --          --         --
  Merger transaction expense...................    29,992         --         --         --         --          --         --
  Loss (gain) on asset sale....................     9,761         --         --     44,903     11,412      76,504       (536)
  Costs associated with 1990
    recapitalization...........................        --         --         --         --         --       6,245      5,124
  Corporate office relocation expense..........        --         --         --      1,800         --          --         --
                                                 --------   --------   --------   --------   --------   ---------   --------
                                                  (21,793)    12,470     14,595    (60,626)   (10,749)   (128,331)   (65,775)
Income (loss) from investments in Houston
  Northwest Medical Center.....................      (136)      (775)       173     (8,210)    (6,147)     (1,834)        --
                                                 --------   --------   --------   --------   --------   ---------   --------
Income (loss) before income tax expense and
  extraordinary item...........................   (21,929)    11,695     14,768    (68,836)   (16,896)   (130,165)   (65,775)
Income tax expense (benefit)...................     1,048        930      1,129      1,266        364          --     (5,444)
                                                 --------   --------   --------   --------   --------   ---------   --------
Income (loss) before extraordinary item........   (22,977)    10,765     13,639    (70,102)   (17,260)   (130,165)   (60,331)
Extraordinary item, net of tax.................    (8,191)        --     (3,842)    49,667         --      30,545         --
                                                 --------   --------   --------   --------   --------   ---------   --------
Net income (loss)..............................   (31,168)    10,765      9,797    (20,435)   (17,260)    (99,620)   (60,331)
Preferred stock dividend requirements..........    (1,462)    (1,259)    (1,699)    (1,363)        --      (3,931)   (12,182)
                                                 --------   --------   --------   --------   --------   ---------   --------
Net income (loss) applicable to common and
  common equivalent shares.....................  $(32,630)  $  9,506   $  8,098   $(21,798)  $(17,260)  $(103,551)  $(72,513)
                                                 ========   ========   ========   ========   ========   =========   ========
Net income (loss) per common and common
  equivalent share before extraordinary
  item(3)......................................  $  (0.68)  $   0.27   $   0.34   $  (2.32)  $  (1.15)  $      --   $     --
                                                 ========   ========   ========   ========   ========   =========   ========
Net income (loss) per common and common
  equivalent share(3)..........................  $  (0.91)  $   0.27   $   0.23   $  (0.71)  $  (1.15)  $      --   $     --
                                                 ========   ========   ========   ========   ========   =========   ========
Shares used in earnings per common and common
  equivalent share computations (in
  thousands)(3)................................    36,047     34,743     34,960     30,741     15,014          --         --
(continued on the following page)

                                                       FOR THE
                                                     NINE MONTHS
                                                    ENDED MAY 31,                 FOR THE YEARS ENDED AUGUST 31,
                                                 -------------------   -----------------------------------------------------
                                                   1994       1993       1993       1992       1991       1990        1989
                                                 --------   --------   --------   --------   --------   ---------   --------
                                                                               (DOLLARS IN THOUSANDS)
OPERATING DATA:
EBITDA(4)......................................  $127,937   $ 96,485   $132,145   $ 81,923   $ 92,359   $  72,401   $ 97,185
EBITDA margin(5)...............................      14.5%      13.7%      13.7%      10.1%      12.3%        9.1%      12.2%
Capital expenditures...........................  $ 31,556   $ 27,300   $ 35,558   $ 52,823   $ 32,200   $  27,282   $ 42,664
Ratio of earnings to fixed charges(7)..........        --       1.20x      1.18x        --         --          --         --

                                                                                         AUGUST 31,
                                                    MAY 31,      ----------------------------------------------------------
                                                      1994          1993         1992        1991        1990        1989
                                                   ----------    ----------    --------    --------    --------    --------
BALANCE SHEET DATA:
Cash and cash equivalents........................  $   16,342    $   25,914    $ 60,908    $ 29,102    $ 39,783    $ 83,796
Working capital..................................      52,324        26,173      46,669      10,881     (20,684)   (548,283)(6)
Net property, plant, and equipment...............   1,020,946       803,994     677,440     570,558     597,508     606,641
Total assets.....................................   1,789,704     1,205,137     994,407     852,029     937,128     986,022
Long-term debt (excluding current maturities)....   1,015,000       705,425     570,971     522,837     629,971     131,445(6)
Preferred stock..................................      19,341        18,062      16,363          --          --          --
Total shareholders' equity (deficit).............     365,512       212,108     185,882      98,306      71,814    (446,923)

- ---------------

(1) Total revenue is comprised of patient revenue, net of contractual adjustments, and other revenue.
(2) Special executive compensation for 1992 includes: (i) $3.0 million of compensation expense related to the Company's sale of the Company's Common Stock and granting of options to Mr. Martin on January 15, 1992 and (ii) a non-cash reserve of $1.9 million established for payments to be made in connection with the termination of employment with the Company of Mr. Bryan
    P. Marsal and Mr. Joseph A. Bondi in 1992. The payments related to the Marsal and Bondi terminations will be made monthly through October 1994. Special executive compensation for 1994 represents compensation expense related to the Company's granting of options to key members of senior management during the second quarter of 1994.
(3) Per share information for the years August 31, 1990 and 1989 is not presented because a different capital structure existed.
(4) While EBITDA should not be construed as a substitute for income from operations or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements.
(5) EBITDA divided by total revenue.
(6) Long-term debt of $493,510 for the Company is classified as current at August 31, 1989.
(7) The ratio of earnings to fixed charges is calculated by dividing earnings before income taxes plus fixed charges by the sum of fixed charges which consists of interest expense, amortization of financing costs and the portion of rental expense which is deemed to be representative of the interest component of rental expense. Earnings were inadequate to cover fixed charges by approximately $67,000, $130,000, $17,000, $69,000, and
    $23,000 for the years ended August 31, 1989, 1990, 1991, 1992, and for the nine months ended May 31, 1994, respectively.

                               SUMMIT HEALTH LTD.

     The following table sets forth selected historical financial data and other operating information of Summit prior to giving effect to the Summit Merger. The selected historical financial data for the five years ended June 30, 1993 are derived from the consolidated financial statements of Summit. The selected historical financial data for the nine months ended March 31, 1994 and 1993 are derived from the unaudited condensed consolidated financial statements of Summit and reflect all adjustments (consisting of normal recurring adjustments) that, in the opinion of the Company, are necessary for a fair presentation of such information. Operating results for the nine months ended March 31, 1994 are not necessarily indicative of the results that may be expected for Summit's fiscal year ending June 30, 1994. The information contained in the following table should be read in conjunction with the consolidated financial statements and related notes of Summit.

                                          FOR THE
                                        NINE MONTHS
                                      ENDED MARCH 31,                  FOR THE YEARS ENDED JUNE 30,
                                    -------------------    ----------------------------------------------------
                                      1994       1993        1993       1992       1991       1990       1989
                                    --------   --------    --------   --------   --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS:
Total Revenue(1)..................  $404,650   $382,844    $508,504   $475,218   $415,667   $393,566   $394,064
Costs and Expenses
  Operating expenses..............   332,452    319,279     425,242    406,632    355,631    344,842    358,559
  Provision for doubtful
    accounts......................    17,202     19,447      23,113     23,584     23,389     18,278     18,240
  Depreciation and amortization...    15,879     13,492      19,185     14,620     13,940     13,379     17,066
  Interest expense, net...........     5,080      4,174       5,772      8,291     10,819     12,838     14,489
  Minority interest...............     2,138      1,773       2,421        519         --         --         --
                                    --------   --------    --------   --------   --------   --------   --------
Income (loss) before income tax
  expense and extraordinary
  item(2).........................    31,899     24,679      32,771     21,572     11,888      4,229    (14,290)
Income tax expense (benefit)......    14,759     10,707      14,201      8,629      4,703      1,848     (5,904)
                                    --------   --------    --------   --------   --------   --------   --------
Income (loss) before extraordinary
  item............................    17,140     13,972      18,570     12,943      7,185      2,381     (8,386)
Extraordinary item, net of
  taxes(3)........................        --         --          --     (1,779)        --         --         --
                                    --------   --------    --------   --------   --------   --------   --------
Net income (loss).................  $ 17,140   $ 13,972    $ 18,570   $ 11,164   $  7,185   $  2,381   $ (8,386)
                                    =========  =========   =========  =========  =========  =========  =========
Net income (loss) per common and
  common equivalent share before
  extraordinary item..............  $   0.51   $   0.42    $   0.56   $   0.40   $   0.23   $   0.08   $  (0.27)
                                    =========  =========   =========  =========  =========  =========  =========
Net income (loss) per common and
  common equivalent share.........  $   0.51   $   0.42    $   0.56   $   0.34   $   0.23   $   0.08   $  (0.27)
                                    =========  =========   =========  =========  =========  =========  =========
Shares used in earnings per common
  and common equivalent share
  computations (in thousands).....    33,870     33,217      33,201     32,750     31,251     31,250     31,250
OPERATING DATA:
EBITDA(4).........................  $ 54,996   $ 44,118    $ 60,149   $ 45,002   $ 36,647   $ 30,466   $ 17,265
EBITDA margin(5)..................      13.6%      11.5%       11.8%       9.5%       8.8%       7.7%       4.4%
Capital expenditures..............  $ 23,033   $ 39,051    $ 50,391   $ 23,933   $ 17,895   $ 10,300   $ 15,514

                                                                                JUNE 30,
                                               MARCH 31,  ----------------------------------------------------
                                                 1994       1993       1992       1991       1990       1989
                                               --------   --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Cash and cash equivalents....................  $ 19,350   $ 40,857   $ 24,937   $  5,766   $  3,727   $  8,049
Working capital..............................    20,447     10,057      1,138     21,788     23,364     45,837
Net property, plant, and equipment...........   236,548    221,945    187,051    175,577    171,822    174,352
Total assets.................................   406,265    394,559    353,568    296,566    299,019    323,514
Long-term debt (excluding current
  maturities)................................    87,186     84,711     62,300    101,302    112,457    136,676
Total shareholders' equity...................   132,229    114,123     98,628     79,169     71,956     69,575

(footnotes on the following page)

(footnotes from the previous page)
- ---------------

(1) Total revenue is comprised of patient revenue, net of contractual adjustments, and other revenue.
(2) Includes losses of $15,532,000 and $1,056,000 in fiscal 1989 and 1990, respectively, resulting principally from the closure of a 76-bed hospital located in Lubbock, Texas and the sale of a 78-bed hospital located in Levelland, Texas, the closure of a 122-bed hospital located in Colorado Springs, Colorado, and the sale of a partnership interest involving eight hospitals which were managed in the Kingdom of Saudi Arabia.
(3) Net of income tax benefit of $1,186,000 from the redemption and retirement of Summit's 14% Senior Subordinated Debentures due 2005.
(4) While EBITDA should not be construed as a substitute for income from operations or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of Summit to meet its future debt service, capital expenditure and working capital requirements.
(5) EBITDA divided by total revenue.

                         SELECTED OPERATING STATISTICS

     The following table sets forth certain operating statistics for the hospitals operated by the Company, AHM, and Summit for each of the periods indicated without giving effect to the Mergers.

                                ORNDA HEALTHCORP

                                                     NINE MONTHS
                                                    ENDED MAY 31,               YEARS ENDED AUGUST 31,
                                                ---------------------     ----------------------------------
                                                  1994         1993         1993         1992         1991
                                                --------     --------     --------     --------     --------
Number of hospitals at period end.............        18           17           18           15           11
Licensed beds at period end...................     4,086        3,627        4,086        3,182        2,543
Patient days..................................   394,533      343,633      547,571      475,295      430,535
Adjusted patient days(1)......................   553,892      493,601      762,837      685,575      600,471
Average length of stay (days).................       6.4          6.7          6.9          6.9          8.4
Admissions....................................    61,637       51,619       79,463       68,936       51,452
Adjusted admissions(2)........................    86,534       74,145      110,703       99,433       71,759
Occupancy rate(3).............................      35.2%        34.6%        36.7%        40.9%        46.4%

                      AMERICAN HEALTHCARE MANAGEMENT, INC.

                                                     NINE MONTHS
                                                    ENDED MAY 31,         TWELVE MONTHS ENDED SEPTEMBER 30,
                                                ---------------------     ----------------------------------
                                                  1994         1993         1993         1992         1991
                                                --------     --------     --------     --------     --------
Number of hospitals at period end.............        16           16           16           16           16
Licensed beds at period end...................     2,028        2,028        2,028        2,028        2,028
Patient days..................................   198,462      194,026      258,381      251,931      254,792
Adjusted patient days(1)......................   258,001      254,950      340,783      333,213      334,418
Average length of stay (days).................       5.0          5.3          5.2          5.2          5.3
Admissions....................................    39,652       36,908       49,982       48,312       48,214
Adjusted admissions(2)........................    51,548       48,497       65,926       63,917       63,305
Occupancy rate(3).............................      35.7%        34.9%        34.9%        34.0%        34.4%

                               SUMMIT HEALTH LTD.

                                                     NINE MONTHS
                                                   ENDED MARCH 31,               YEARS ENDED JUNE 30,
                                                ---------------------     ----------------------------------
                                                  1994         1993         1993         1992         1991
                                                --------     --------     --------     --------     --------
Number of hospitals at period end.............        12           12           12           12           12
Licensed beds at period end...................     1,618        1,641        1,641        1,629        1,648
Patient days..................................   143,969      147,356      193,560      203,626      217,541
Adjusted patient days(1)......................   209,368      211,939      281,171      297,837      306,395
Average length of stay (days).................       4.3          4.4          4.4          4.6          5.0
Admissions....................................    33,727       33,461       44,238       44,083       43,790
Adjusted admissions(2)........................    49,048       48,126       64,261       64,479       61,676
Occupancy rate(3).............................      32.5%        32.7%        32.3%        34.2%        36.2%

- ---------------

(1) Total patient days for the period multiplied by the ratio of total patient revenue divided by total inpatient revenue.
(2) Total admissions for the period multiplied by the ratio of total patient revenue divided by total inpatient revenue.
(3) Average daily census for the period divided by licensed beds.

                                    BUSINESS

THE COMPANY

     The Company is a leading provider of health care services in the United States, delivering a broad range of inpatient and outpatient health care services principally through the operation of 45 hospitals located in urban and suburban communities in 15 states, primarily in the southern and western United States. Services provided by the Company's hospitals include general surgery, internal medicine, obstetrics, emergency room care, radiology, diagnostic services, coronary care, pediatric services and psychiatric services. On an outpatient basis, the Company's services include, among others, same day surgery, diagnostic radiology (e.g. magnetic resonance imaging, CT scanning, X-ray), rehabilitative therapy, clinical laboratory services, pharmaceutical services and psychiatric services. The Company also operates a number of free-standing surgery centers, which provide a cost-effective alternative to inpatient care for the performance of minor surgeries. Certain of the Company's hospitals offer other specialized services, including cardiac surgery, home health services, hemodialysis, rehabilitation, AIDS treatment and clinics specializing in the treatment of industrial accidents and women's health. In addition, the Company operates the Medicaid HMO, pursuant to which the Company currently provides health care services, under a fixed price contract, to over 20,000 members of the Arizona state Medicaid system.

     Since January 1992, when Charles N. Martin, Jr. was elected Chairman, President and Chief Executive Officer, the Company has (i) substantially increased its revenue while improving operating profitability and (ii) actively participated in the consolidation of the health care industry through a series of strategic acquisitions. Through such acquisitions the Company has diversified into new markets and expanded its service capabilities in order to position the Company as a leading provider of low cost, high quality health care services. The Company has grown in size from 11 hospitals at August 31, 1991 to 45 hospitals at June 30, 1994 and its revenue has grown from approximately $460 million for the 1991 fiscal year (prior to giving effect to the Mergers) to approximately $1.5 billion for the 1993 fiscal year (after giving pro forma effect to the Mergers but not the proposed acquisition of Fountain Valley). The operating margin of its hospitals has grown from 12.2% for the 1991 fiscal year (prior to giving effect to the Mergers) to 14.5% for the nine months ended May 31, 1994 (after giving effect to the Mergers but not the proposed acquisition of Fountain Valley).

RECENT ACQUISITIONS

     On April 19, 1994, the Company completed a merger with AHM, which operated 16 acute care hospitals providing basic primary care services, and acquired Summit, which operated 12 hospitals and a variety of outpatient specialty health care clinics and programs. The Company believes that the Mergers have created a company positioned to compete more effectively in the changing health care environment.

     The Mergers increased the number of hospitals operated by the Company from 17 to 45 and enhanced the Company's position in several of its existing markets, primarily Southern California. The services provided by the additional facilities are being coordinated with the hospitals previously operated by the Company and will allow the Company to eliminate redundant services and benefit from other operating efficiencies and economies of scale. In addition, the Mergers provided the Company with access to new markets, including Arizona and Nevada, and new health care delivery capabilities, such as the Medicaid HMO and outpatient specialty service clinics. The Mergers also strengthened the Company's management team through the addition of management personnel from Summit and AHM with experience in improving operating performance. Prior to the Mergers, the EBITDA margin of Summit improved from 8.8% to 11.8% and the EBITDA margin of AHM improved from 11.4% to 13.4% during each company's most recently completed three fiscal years.

     Summit and AHM have also contributed to the Company's expertise in certain important sectors of the health care industry. Summit provided the Company with additional experience operating in a managed care environment and expertise in the development of specialty service programs. The Company believes that the delivery of health care will be increasingly influenced by managed care payment systems and that it will benefit from Summit's experience in this area. AHM provided the Company with strong financial and information system controls designed to effectively monitor and reduce resource consumption, as well as additional expertise in providing high quality basic primary care services.

     The Company recently entered into a letter of intent to acquire Fountain Valley, a provider of tertiary care services, from FVMDC, for a total purchase price of approximately $145 million, of which approximately $95 million will be paid in cash. Fountain Valley, located in Fountain Valley, California, comprises a 413-bed acute care hospital, a surgery center, an imaging center and four medical office buildings. For the fiscal year ended October 31, 1993, Fountain Valley's total revenues, EBITDA and net income from continuing operations were approximately $120.8 million, $21.6 million and $8.0 million, respectively. See the Consolidated Financial Statements of Fountain Valley included elsewhere in this Prospectus. The proposed acquisition of Fountain Valley is subject to the execution of definitive agreements, the approval of the board of directors of FVMDC, the consent of the lenders under the Bank Credit Facility and certain regulatory approvals. There can be no assurance that the proposed acquisition of Fountain Valley will be consummated.

BUSINESS STRATEGY

     The Company intends to increase revenues and continue market share growth through implementation of the following business strategies:

     DEVELOPMENT OF INTEGRATED HEALTH CARE DELIVERY NETWORKS. The health care industry has become increasingly dominated by governmental fixed reimbursement programs and managed health care plans, causing cost containment pressure to rise. In order to succeed in this environment, the Company is developing relationships with managed care organizations, other health care providers and physicians in each of its markets to offer a full range of integrated patient services on a cost effective basis. The Company believes that the establishment of integrated networks will allow it to (i) improve the quality of care provided by concentrating expertise in the provision of specialized services within each market; (ii) consolidate expensive equipment and procedures into fewer facilities and reduce costs through increased purchasing power and other economies of scale; and (iii) manage entire episodes of illness on a coordinated, cost effective basis, rather than through the provision of costly, isolated treatments. Through the development of health care networks, the Company believes it will augment revenues and market share by attracting an increasing share of large, sophisticated governmental and private sector managed care contracts. The Company intends to continue to utilize the following approaches in connection with its development of integrated health care networks:

          - Hospitals as "Hubs" for Delivery Systems. The Company intends to establish relationships with other health care providers in the markets it serves by building upon the primary and tertiary care provided by the Company's hospitals in such markets, and integrating these services with the outpatient and specialty services of other providers. The Company believes that hospitals are the logical hubs for the development of integrated health care delivery systems due to their highly developed infrastructure, extensive base of services, sophisticated equipment and skilled personnel.

          - Flexibility to Participate in Varying Capacities in Different Networks. The Company's broad range of delivery capabilities provides it with the flexibility to participate in different capacities in the networks. For example, in markets in which the Company operates a large number of hospitals, it intends to take a leadership role in establishing relationships with other providers to develop fully integrated networks. In markets in which the Company is not one of the dominant providers of acute care services, the Company intends to participate in networks by integrating its service capabilities with the local providers of complementary health care services. In addition, through the Medicaid HMO, the Company has demonstrated its ability to successfully provide health care services on a fixed rate contract basis in conjunction with a governmental payor. The Company intends to pursue opportunities for similar arrangements in connection with the development of networks in its other markets. In addition, the Company continually analyzes whether each of its hospitals fits within its strategic plans and may divest itself of hospitals that do not so fit.

          - Strategic Acquisitions. The Company intends to continue to pursue strategic acquisitions of health care providers in geographic areas and with service capabilities that will facilitate the development of integrated networks. For example, the Company recently entered into a letter of intent to acquire

     Fountain Valley, a provider of tertiary care services in Southern California. See "-- Recent Acquisitions." The Company has a significant primary care presence in that area and intends to integrate the tertiary care services provided by Fountain Valley with those provided by its primary care hospitals in nearby communities, thereby furthering the development of an integrated network of providers in the area.

          - Physician Alliances. The Company intends to further its development of integrated networks by expanding its alliances with physicians to create long term hospital/physician linkages. These arrangements will allow physicians to participate in the delivery of health care at the network level. For example, in the Los Angeles market, the Company has formed a relationship with a group of physicians to participate in capitated health care contracts. The Company is pursuing similar arrangements with other physician groups and in other markets.

          - California Operations. The Company believes that California represents a unique opportunity for the early development of an integrated network due to the high concentration of managed care operators in the state. The Company presently operates 17 hospitals in California (18 hospitals assuming consummation of the proposed Fountain Valley acquisition). Consequently, the Company believes that it is in a position to offer managed care payors in the state a broad selection of locations and services on a cost effective basis. The Company believes that the proposed acquisition of Fountain Valley will further the development of a health care network in the greater Los Angeles, California area by allowing the Company to integrate the tertiary care services provided by Fountain Valley with the primary care services provided by the Company's existing 13 hospitals in the area.

     OUTPATIENT SERVICES. Pressures to contain health care costs and technological developments allowing more procedures to be performed on an outpatient basis have led payors to demand a shift to ambulatory or outpatient care wherever possible. The Company has responded to this trend by enhancing its hospitals' outpatient capabilities through (i) selective conversion of excess acute care bed capacity for use in outpatient treatment; (ii) improvement of outpatient diagnostic services; (iii) a more efficient outpatient admissions process; and (iv) a restructuring of existing surgical capacity to allow greater concentration in the outpatient area. The Company's facilities will emphasize those outpatient services that the Company believes will grow in demand and which can be provided on a cost effective, high revenue growth basis. The Company believes that it is well positioned to compete effectively with alternate site providers of outpatient services because its acute care hospitals are able to offer a broader range of services at competitive prices.

     COST REDUCTION. An important component of the Company's strategy is to position itself as a low cost provider of health care services in each of its markets. As cost containment pressures increase, the Company will continue to implement programs designed to improve financial performance and efficiency. These programs include: (i) monitoring and adjusting staffing levels and equipment usage in response to resource consumption; (ii) more efficient use of professional and paraprofessional staff such as nurses and nurses' aides; (iii) renegotiation of purchasing contracts and revision of purchasing practices to take advantage of volume purchasing and low cost, quality products; (iv) improving patient management and reporting procedures; (v) improving the collection and sharing of utilization and patient mix data with providers, employers and payors; and (vi) more efficient billing and collection procedures. In addition, the Company intends to take advantage of reductions in corporate overhead and other economies of scale from the Mergers and any future acquisitions. The Company estimates realizing annualized operating cost savings of approximately $15 million from improved operating efficiencies resulting from the Mergers.

     COMMUNITY BASED SERVICES. The Company intends to continue to implement specialty programs on a selective basis to maintain and enhance the range and quality of its health care services. The Company focuses on the particular needs of each community it serves and tailors its services based upon local conditions and the Company's ability to provide such services on a competitive basis. Examples of specialty services provided by the Company in response to local demand include rehabilitation services, home health services, AIDS treatment, cardiac surgery, weight loss services, pain treatment programs and women's health clinics. In designing and implementing such programs, the Company analyzes general demographic information and specific demand data generated by its hospitals, and seeks to work with physicians, employers and other members of the local community.

     MODERNIZATION OF FACILITIES. The Company believes that maintaining and modernizing its facilities is an important means of continuing revenue and market share growth. After giving pro forma effect to the Mergers, the Company's capital expenditures have totalled approximately $200 million over the past three fiscal years. Such spending resulted in hospital renovations and equipment purchases to expand and enhance the Company's range of services, as well as customary equipment replacement. In addition, such expenditures have expanded high growth outpatient facilities and other specialty services, including outpatient surgery and home health services. The Company believes that capital expenditures (exclusive of hospital acquisitions) during the 12 months following the Mergers will not exceed $75 million, and will be used for expansion of services at existing facilities and the replacement of outdated equipment.

     MANAGEMENT INFORMATION SYSTEMS. The Company believes that the ability to collect and analyze information on the quality of care and to develop appropriate responses thereto is critical to achieving growth in the managed care environment. Prior to the Mergers, the Company, Summit and AHM each designed or successfully implemented systems which measure selected outcome quality indicators and identify needed improvements to patient care. For example, these systems help identify and track quality indicators such as unplanned transfers to intensive care units and returns to the operating room. The Company utilizes this information, which is shared with physicians and other health care professionals, to develop improved protocols of care and to direct treatment to the most appropriate level of care. The Company is consolidating its quality and utilization system with that of each of AHM and Summit to enhance its operational efficiency and reduce costs.

OPERATIONS

  Health Care Facilities

     The Company operates 44 general acute care hospitals, one psychiatric hospital and four surgery centers in 15 states, primarily in the southern and western United States, and has a significant presence in several large markets. The Company operates 13 hospitals in the greater Los Angeles, California area, and, therefore, believes that it is able to offer high quality, cost-effective health care services by integrating its primary and tertiary care facilities in the area. The proposed acquisition of Fountain Valley would add to the Company's presence in the greater Los Angeles, California area. In Phoenix, Arizona, the Company operates two hospitals, two surgery centers and the Medicaid HMO which provides services under a fixed price contract expiring on September 30, 1994. The Company operates five hospitals in Florida and seven hospitals in Texas. The Company also operates hospitals in the following states: Indiana, Iowa, Louisiana, Mississippi, Missouri, Nevada, Oregon, Tennessee, Washington, West Virginia and Wyoming. In addition, the Company owns or leases all or a substantial part of over 50 medical office buildings located in proximity to its hospitals. All of the Company's hospitals are accredited by the Joint Commission on Accreditation of Health Care Organizations (except for one hospital which is accredited by the American Osteopathic Association) and are certified for participation in the Medicare and Medicaid program.

     The Company owns all outstanding shares of two series of redeemable preferred stock of Houston Northwest Medical Center ("Houston Northwest"), a tertiary medical complex and trauma center located in Houston with 494 licensed beds. The preferred stock has a redemption value of $62.5 million plus accrued and unpaid dividends. In addition, the Company has a mortgage note receivable from an affiliate of Houston Northwest with a balance of $8.2 million as of May 31, 1994. The Company also owns 43% of Horizon Mental Health Services, Inc., which at May 31, 1994 operated 60 specialty psychiatric units at various hospitals in the United States.

  Sources of Revenue

     The Company receives payment for health care services from (i) the federal government under the Medicare program, (ii) state governments under their respective Medicaid programs, (iii) managed care operators, including health maintenance organizations and preferred provider organizations, (iv) other private insurance payors and (v) patients directly. The following table sets forth the approximate percentages of combined total gross operating revenue of the Company, Summit and AHM from the sources indicated for each of their three most recently completed fiscal years:

                                                               1993       1992       1991
                                                              ------     ------     ------
    Medicare................................................   42.6%      44.0%      45.2%
    Medicaid/Medi-Cal.......................................   17.5%      14.6%      11.7%
    Managed Care............................................   19.4%      18.9%      17.1%
    All Other Payors........................................   20.5%      22.5%      26.0%
                                                              ------     ------     ------
              Total.........................................  100.0%     100.0%     100.0%
                                                              ======     ======     ======

     Amounts received under Medicare, Medicaid and from managed care organizations and certain other private insurers generally are less than the hospital's customary charges for the services provided. Patients are not generally responsible for any differences between customary charges and amounts reimbursed under these programs for such services, but are responsible to the extent of any exclusions, deductibles or co-insurance features of their coverage. In recent years, the Company's facilities have experienced an increase in the amount of such exclusions, deductibles and co-insurance. In addition, the major governmental and private purchasers of health care are increasingly negotiating the amounts they will pay for services performed, and managed care operators, which offer prepaid and discounted medical service packages, represent a growing segment of health care payors. The Company believes that its recent acquisition activity, together with the business strategies described above, will position the Company to compete more effectively in this changing environment.

  Medical Staffs and Employees

     As of May 31, 1994, the Company had approximately 20,000 employees. In addition, as of such date, approximately 15,000 active licensed physicians were members of the medical staffs of the Company's facilities. Medical staff members are generally independent contractors and not employees of the hospital. However, a patient is usually admitted to a hospital only at the request of a member of the medical staff. Medical staff members may also serve on the staffs of other nearby hospitals.

     Each of the Company's hospitals is managed on a day-to-day basis by a hospital chief executive officer and chief financial officer. The Company has implemented incentive compensation programs designed to reward hospital management personnel for accomplishing established performance goals.

     The Company provides a variety of management services to its hospitals, including information systems, human resource management, reimbursement, finance and technical accounting support, purchasing support, legal and tax services and construction management. The Company establishes fiscal and accounting policies at the corporate level for use at each of its facilities.

                                   PROPERTIES

     The following table sets forth the name, location and the number of licensed beds in the Company's hospitals as of June 30, 1994. All of the hospitals are acute care hospitals, except for the one hospital indicated in footnote (6) below which is a psychiatric hospital.

          STATE                                NAME                          LOCATION       BEDS(1)
- --------------------------   -----------------------------------------   ----------------   -------
Arizona...................   Community Hospital Medical Center           Phoenix                75
                             Mesa General Hospital Medical Center(2)     Mesa                  138
                             Tucson General Hospital                     Tucson                213
California................   Brotman Medical Center                      Culver City           495
                             Chapman General Hospital(3)                 Orange                 99
                             Coastal Communities Hospital(4)             Santa Ana             165
                             Community Hospital of Huntington Park(5)    Huntington Park        99
                             Doctors Hospital of Santa Ana               Santa Ana              54
                             French Hospital Medical Center              San Luis Obispo       138
                             Greater El Monte Community Hospital         South El Monte        115
                             Harbor View Medical Center                  San Diego             176
                             Midway Hospital Medical Center              Los Angeles           230
                             Mission Hospital of Huntington Park         Huntington Park       127
                             Monterey Park Hospital                      Monterey Park         102
                             Ross Hospital(6)                            Kentfield              93
                             Santa Ana Hospital Medical Center(7)        Santa Ana              93
                             St. Luke Medical Center                     Pasadena              179
                             Valley Community Hospital(8)                Santa Maria            70
                             Whittier Hospital Medical Center            Whittier              179
                             Woodruff Community Hospital                 Long Beach             96
Florida...................   Coral Gables Hospital                       Coral Gables          285
                             Florida Medical Center                      Fort Lauderdale       459
                             Golden Glades Regional Medical Center       Miami                 352
                             North Bay Medical Center                    New Port Richey       122
                             Parkway Regional Medical Center(9)          North Miami           412
Indiana...................   Midwest Medical Center                      Indianapolis          405
Iowa......................   Davenport Medical Center                    Davenport             150
Louisiana.................   Minden Medical Center                       Minden                108
Mississippi...............   Gulf Coast Medical Center                   Biloxi                189
Missouri..................   Twin Rivers Regional Medical Center         Kennett               116
Nevada....................   Lake Mead Hospital Medical Center(10)       North Las Vegas       163
Oregon....................   Eastmoreland Hospital                       Portland              100
                             Woodland Park Hospital(11)                  Portland              209
Tennessee.................   Gibson General Hospital                     Trenton               101
                             Lewisburg Community Hospital                Lewisburg             119
Texas.....................   Garland Community Hospital                  Garland               118
                             Lake Pointe Medical Center(12)              Rowlett                92
                             Pasadena General Hospital                   Pasadena              146
                             Sharpstown General Hospital                 Houston               190
                             South Park Hospital & Medical Center        Lubbock                99
                             Southwest General Hospital                  San Antonio           274
                             Trinity Valley Medical Center               Palestine             114

          STATE                                NAME                          LOCATION       BEDS(1)
- --------------------------   -----------------------------------------   ----------------   -------
Washington................   Puget Sound Hospital                        Tacoma                160
West Virginia.............   Plateau Medical Center                      Oak Hill               91
Wyoming...................   Lander Valley Medical Center(13)            Lander                102

- ---------------

 (1) The number of licensed beds represents the maximum number of beds permitted in the facility under its state license. The total number of beds for all facilities is 7,612.
 (2) Leased facility. The lease expires July 31, 2003, subject to renewal by the Company until July 31, 2023.
 (3) Leased facility. The lease expires December 31, 2003, subject to renewal by the Company until December 31, 2013.
 (4) Joint venture with minority interests aggregating approximately 50%.
 (5) Leased facility. The lease expires November 25, 2023.
 (6) Psychiatric facility.
 (7) Leased facility. The lease expires August 31, 2003, subject to renewal by the Company until August 31, 2013.
 (8) Leased facility. The lease expires July 31, 2003, subject to renewal by the Company until July 31, 2023.
 (9) Joint venture with minority interests aggregating approximately 45%.
(10) A portion of the land on which the facility is located is leased, and such ground lease expires on December 31, 2009, subject to renewal by the Company until December 31, 2024.
(11) The land on which the facility is located is leased, and such ground lease expires December 31, 2019.
(12) Joint venture with minority interests aggregating approximately 50%.
(13) Joint venture with minority interests aggregating approximately 7%.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the directors and executive officers of the Company.

                                                                                 SERVED AS OFFICER
                                                                                  OR DIRECTOR OF
            NAME              AGE                    POSITION                    THE COMPANY SINCE
- ----------------------------  ---   -------------------------------------------  -----------------
Charles N. Martin, Jr.......  51    Chairman of the Board and Chief Executive    January 1992
                                      Officer
Donald J. Amaral............  41    President, Chief Operating Officer and       April 1994
                                    Director
Keith B. Pitts..............  36    Executive Vice President & Chief Financial   August 1992
                                      Officer
Beverly S. Anderson.........  41    Senior Vice President -- Operations          April 1992
Bryan D. Burklow............  37    Senior Vice President -- Operations          April 1994
Bruce J. Colburn............  39    Senior Vice President -- Finance & Chief     April 1994
                                      Accounting Officer
Raymond Denson..............  52    Senior Vice President -- Operations          September 1986
Paula Y. Eleazar............  41    Senior Vice President -- Chief Information   April 1992
                                      Officer
Gale E. Gascho..............  48    Senior Vice President -- Operations          April 1994
Anthony C. Krayer...........  50    Senior Vice President -- Acquisitions and    June 1994
                                      Development
Carol A. Murdock............  33    Senior Vice President -- Business            April 1994
                                    Development
Ronald P. Soltman...........  48    Senior Vice President and General Counsel    April 1994
Mark Werber.................  39    Senior Vice President -- Operations          April 1994
Yvonne V. Cliff.............  33    Director                                     October 1991
Richard A. Gilleland........  49    Director                                     October 1991
Leonard Green...............  67    Director                                     April 1992
Peter A. Joseph.............  41    Director                                     October 1991
Paul S. Levy................  46    Director                                     October 1991
Angus C. Littlejohn, Jr.....  42    Director                                     October 1991
John F. Nickoll.............  60    Director                                     April 1994
John J. O'Shaughnessy.......  49    Director                                     April 1994
M. Lee Pearce, M.D..........  62    Director                                     March 1993

     Charles N. Martin, Jr. has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since January 1992. He was also President of the Company from January 1992 until April 1994. Mr. Martin was President and Chief Operating Officer of Healthtrust, Inc. -- The Hospital Company, a hospital management company, from September 1987 until October 1991. From September 1980 to September 1987, Mr. Martin held a number of executive positions at Hospital Corporation of America ("HCA"), and from April 1987 to August 1987 served as a director of HCA.

     Donald J. Amaral has been President and Chief Operating Officer and a Director of the Company since April 1994. Previously he was President and Chief Executive Officer of Summit from October 1991 to April 1994 and President and Chief Operating Officer from October 1989 to October 1991. Prior to joining Summit, Mr. Amaral was President and Chief Operating Officer of Mediplex Group, Inc. ("Mediplex"), a health care subsidiary of Avon Products, Inc., from 1986 until October 1989. For a period of ten years prior to joining

Mediplex, Mr. Amaral worked for the Hospital Group of National Medical Enterprises, Inc. ("NME") in various senior financial management positions. Mr. Amaral was appointed to the Board of Directors pursuant to the Agreement and Plan of Merger, dated as of December 2, 1993 and amended as of January 14, 1994, among the Company, Summit and SHL Acquisition Co. Mr. Amaral is also Chairman of the Board of Summit Care.

     Keith B. Pitts has served as Executive Vice President and Chief Financial Officer of the Company since August 1992. From July 1991 to August 1992, Mr. Pitts was a partner in Ernst & Young's Southeast Region Health Care Consulting Group, and from January 1988 to July 1991 he was a partner and Regional Director in Ernst & Young's Western Region Health Care Consulting Group. Mr. Pitts was a Regional Vice President and Treasurer of Amherst Associates, a health care consulting firm, from July 1986 until it merged into Ernst & Young in January 1988. Mr. Pitts is also a director of Summit Care.

     Beverly S. Anderson has served as Senior Vice President -- Operations of the Company since April 1994. From April 1992, when she joined the Company, until April 1994, she was Senior Vice President -- Operations Improvement of the Company. For more than five years prior to joining the Company, Ms. Anderson was a partner and senior manager in Ernst & Young's Southern Region Health Care Consulting Group.

     Bryan D. Burklow has been Senior Vice President -- Operations of the Company since April 1994. Prior thereto he was Chief Executive Officer responsible for Summit's Midway Hospital Medical Group. In June 1993, Mr. Burklow became Summit's Senior Vice President responsible for California hospital operations. Mr. Burklow joined Summit in August 1984 as Assistant Administrator at Mesa General Hospital Medical Center in Mesa, Arizona, and he held various positions with Summit between August 1984 and June 1993.

     Bruce J. Colburn has been Senior Vice President -- Finance and Chief Accounting Officer of the Company since April 1994. Prior thereto he was Vice President and Controller of AHM from February 1993 until April 1994 and Controller, Hospital Financial Operations, of AHM from July 1990 to February 1993. From August 1985 to July 1990, Mr. Colburn served as an executive with Ernst & Young's National Accounting and Auditing Group in Cleveland, Ohio and New York, New York.

     Raymond Denson has served as Senior Vice President -- Operations of the Company since April 1990. Mr. Denson served as a Vice President-Operations of the Company from September 1986 until April 1990.

     Paula Y. Eleazar has been Senior Vice President and Chief Information Officer of the Company since April 1994. Prior thereto she served as Vice President and Chief Information Office of the Company from April 1992 until April 1994. For more than five years prior to joining the Company, Ms. Eleazar was employed by HCA, principally in its information systems division and as the Assistant Administrator of Henrico Doctors Hospital, Richmond, Virginia.

     Gale E. Gascho has been Senior Vice President -- Operations of the Company since June 1994. From 1991 until May 1994, Mr. Gascho was the Chief Executive Officer of Alhambra Hospital, a 157-bed acute care hospital located in Alhambra, California. From 1975 through 1991, Mr. Gascho served in various capacities with the corporate staff and with the hospital operations of NME, including serving from 1987 to 1991 as Chief Executive Officer of NME's Garfield Medical Center, a 229-bed acute care hospital located in Monterey Park, California.

     Anthony C. Krayer has been Senior Vice President -- Acquisitions and Development of the Company since June 1994. Prior thereto he served as Senior Vice President of OrNda of South Florida, Inc., a subsidiary of the Company, from July 1993 to June 1994. From January 1992 until June 1993, Mr. Krayer was Chief Operating Officer of Florida Medical Center ("FMC"), a 459-bed acute care hospital located in Fort Lauderdale, Florida which was purchased by a subsidiary of the Company in June 1993. From October 1989 until December 1991, Mr. Krayer was Chief Financial Officer of FMC. From 1980 until October 1989 Mr. Krayer was a partner of Ernst & Whinney (predecessor to Ernst & Young), independent auditors.

     Carol A. Murdock has been Senior Vice President -- Business Development of the Company since April 1994. Prior thereto she was Vice President, Marketing of Summit from June 1993 until April 1994. From

November 1992 until May 1993, Ms. Murdock was Assistant Vice President/Marketing of NME and from December 1990 until November 1992 she was Director, Product Line Development, of NME. From 1988 until 1990, Ms. Murdock was employed in various marketing positions with subsidiaries of LINC Financial Services.

     Ronald P. Soltman has been Senior Vice President and General Counsel of the Company since April 1994. From 1984 until February 1994, he was Vice President and Assistant General Counsel of HCA. From February 1994 until March 1994 he was Vice President and Assistant General Counsel of Columbia/HCA Healthcare Corporation.

     Mark Werber has been Senior Vice President of the Company since April 1994. Prior thereto he was Summit's Senior Vice President in charge of its Arizona, Texas and Iowa hospital operations from October 1990 until April 1994. Prior to October 1990 he was Chief Executive Officer of Summit's Tucson General Hospital, Tucson, Arizona.

     Yvonne V. Cliff has served as a Director of the Company since October 1991. Ms. Cliff has been a general partner of JLL Associates, L.P. ("JLL Associates") since January 1992 and a principal of Joseph Littlejohn & Levy ("JLL"), a merchant banking firm and the sponsor of the JLL Fund, since June 1988. Ms. Cliff has served as Vice President -- Corporate Development of Lancer Industries, Inc., ("Lancer Industries"), an industrial holding company and the limited partner of JLL Associates, since July 1989. Lancer Industries also owns 100% of the capital stock of JLL Inc., which pursuant to contract manages the JLL Fund. Ms. Cliff is also a director of Doskocil Companies Incorporated ("Doskocil").

     Richard A. Gilleland has served as a Director of the Company since October 1991. Mr. Gilleland has been the Chairman, President, and Chief Executive Officer of Kendall International, Inc. ("Kendall International") since July 1990. Mr. Gilleland served as Chairman, President, and Chief Executive Officer of American Medical International, Inc. from January 1989 to November 1989 and of Intermedics, Inc. from August 1986 to January 1989.

     Leonard Green has served as a Director of the Company since April 1992. Mr. Green has been President and Chief Executive Officer of Green Management and Investment Co., a private investment management company, since 1985. From 1980 to 1985, Mr. Green served as President and Chief Executive Officer of Yuma Management Corp., the general partner of Universal Home Health Care Associates, which was subsequently merged into Quality Care, Inc., a home health care company.

     Peter A. Joseph has served as a Director of the Company since October 1991. Mr. Joseph has been a general partner of JLL Associates, which is the general partner of the JLL Fund, since November 1990 and a partner of JLL (and its predecessors), since July 1987. Mr. Joseph has served as President of Lancer Industries since April 1992 and as Secretary and director of Lancer Industries since July 1989. Mr. Joseph is also a director of Doskocil and Fairfield Manufacturing Company, Inc. ("Fairfield").

     Paul S. Levy has served as a Director of the Company since October 1991. Mr. Levy has been a general partner of JLL Associates since November 1990 and a partner of JLL (and its predecessors) since May 1988. Mr. Levy has served as Chairman of the Board of Directors and Chief Executive Officer of Lancer Industries since July 1989. Mr. Levy is also a director of Doskocil, Fairfield and Kendall International.

     Angus C. Littlejohn, Jr. has served as a Director of the Company since October 1991. Mr. Littlejohn has been a general partner of JLL Associates since November 1990 and a partner of JLL (and its predecessors) since July 1987. Mr. Littlejohn has served as Vice Chairman of Lancer Industries since April 1992 and as Chief Financial Officer and director of Lancer Industries since July 1989. From July 1989 until April 1992, Mr. Littlejohn served as President of Lancer Industries. Mr. Littlejohn is also a director of Doskocil and Fairfield.

     John F. Nickoll has served as a Director of the Company since April 1994. He has been President and Co-Chief Executive Officer of The Foothill Group, Inc., since 1970. Mr. Nickoll also is a director of American Shared Hospital Services, Inc., an owner/lessor of mobile CAT-scan equipment, CIM-High Yield Securities, Inc., a closed-end investment company, and Care Enterprises, Inc., a nursing home chain. Mr. Nickoll was appointed to the Board of Directors pursuant to the Amended and Restated Agreement and Plan of Merger dated as of January 14, 1994 between the Company and AHM (the "AHM Merger Agreement").

     John J. O'Shaughnessy has served as a Director of the Company since April 1994. He has been President of Strategic Management Associates, Inc., Washington, D.C. since 1988. From 1986 to 1988, he was Senior Vice President of the Greater New York Hospital Association, and from 1983 to 1986 he was Assistant Secretary for Management and Budget of the Department of Health and Human Services, Washington, D.C. Mr. O'Shaughnessy was appointed to the Board of Directors pursuant to the AHM Merger Agreement.

     M. Lee Pearce, M.D. has served as a Director of the Company since March 1993. Dr. Pearce is a private investor. Dr. Pearce also serves as a director of IVAX Corporation.

                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under an indenture dated as of        , 1994
(the "Indenture") among the Company, Summit and NationsBank of Tennessee, N.A., as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference. Capitalized terms not otherwise defined below or elsewhere in this Prospectus have the meanings given to them in the Indenture.

GENERAL

     The Notes represent unsecured general joint and several obligations of the Co-Obligors subordinate in right of payment to certain other debt obligations of the Co-Obligors, as described below under "Subordination," and are limited to $100 million in aggregate principal amount. The Notes are issuable only in registered form, without coupons, in denominations of $1,000 or any integral multiple thereof.

MATURITY, INTEREST AND PRINCIPAL

     The Notes will mature on        , 2004. Interest on the Notes will be
payable in cash semi-annually, in arrears, on each        , and        (each an
"Interest Payment Date"), commencing        , 1995, to the Persons in whose
names the Notes are registered at the close of business on the preceding
and        (each an "Interest Record Date"). Interest will accrue from the most recent Interest Payment Date to which interest has been paid or duly provided for or, if no interest has been paid or duly provided for, from the original date of issuance. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Notes will bear interest until maturity at the rate of
  % per annum.

     Principal and premium, if any, and interest on each Note will be payable, and the Notes may be presented for transfer or exchange, at the office or agency of the Company maintained for such purpose. At the option of the Company, payment of interest may be made by check mailed to registered holders of the Notes at the addresses set forth on the registry books maintained by the Trustee, which will initially act as registrar for the Notes. No service charge will be made for any exchange or registration of transfer of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Unless otherwise designated by the Company, the Company's office or agency will be the corporate trust office of the Trustee.

REDEMPTION

     The Notes may not be redeemed prior to        , 1999. The Company, at its
option, may redeem the Notes as a whole, or from time to time in part, on or
after        at a redemption price equal to   % of principal amount, declining
ratably to par on        (in each case together with accrued and unpaid interest
to the redemption date).

     If less than all of the Notes are to be redeemed, the Trustee shall select, by lot or pro rata or as otherwise directed by the Company in a manner which is appropriate and fair, the Notes or portions thereof to be redeemed. Notes may be redeemed in part in multiples of $1,000 principal amount only. The Notes will not have the benefit of any sinking fund.

     Notice of redemption will be sent, by first-class mail, at least 30 days and not more than 60 days prior to the date fixed for redemption to each holder of Notes to be redeemed at the last address for such holder then shown on the registry books. Any notice that relates to a Note to be redeemed only in part shall state the portion of the principal amount to be redeemed and that on and after the redemption date, upon surrender of the Note, a new Note or Notes will be issued in a principal amount equal to the unredeemed portion thereof. On and after the redemption date (unless the Company shall default in the payment of such Notes at the redemption price, together with accrued interest to the redemption date), interest will cease to accrue on the Notes or part thereof called for redemption.

SUBORDINATION

     Payment of the principal of and interest on the Notes is expressly subordinate and subject in right of payment to the prior payment in full in cash of all Senior Debt (as defined), whether outstanding upon the issuance of the Notes or thereafter incurred. In addition, as a result of the holding company structures of the Company and Summit, the creditors of the Co-Obligors, including the holders of the Notes, effectively rank junior to all creditors of the Company's Subsidiaries (other than Summit, but including Summit's subsidiaries). As of May 31, 1994, the amount of Senior Debt and obligations of the Company's subsidiaries (excluding intercompany indebtedness) that effectively ranked senior to the Notes was $622.4 million. As of May 31, 1994, after giving effect to proposed acquisition of Fountain Valley, the Offering and the use of proceeds therefrom as described in "Use of Proceeds," and assuming the repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer, the amount of Senior Debt and obligations of the Company's Subsidiaries (excluding intercompany indebtedness) that effectively ranked senior to the Notes would have been approximately $619.6 million. The Notes will rank pari passu in right of payment to the Company's 12 1/4% Notes and the 10 1/4% Notes. As of May 31, 1994, there was $500 million aggregate principal amount of indebtedness outstanding which would rank pari passu in right of payment to the Notes. As of May 31, 1994, after giving effect to the Offering and the use of the proceeds therefrom and the proposed acquisition of Fountain Valley and assuming the Company's repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer, there would have been $400 million aggregate principal amount of indebtedness outstanding which would rank pari passu in right of payment to the Notes. The 10 1/4% Notes are the joint and several obligations of the Company and AHM Acquisition Co., a wholly owned subsidiary of the Company, and, therefore, holders of any of the 10 1/4% Notes outstanding following the Change of Control Offer will be entitled to satisfy their claims out of the assets of AHM Acquisition Co. prior to holders of the Notes. AHM Acquisition Co. owns substantially all of the operations acquired by the Company from AHM in the AHM Merger. Subject to certain restrictions contained in the Bank Credit Facility, the Indenture and certain other indebtedness, the Co-Obligors and their respective Subsidiaries are permitted to incur additional indebtedness, including Senior Debt. Additionally, the indenture governing the Notes does not prohibit the Company from transferring or disposing of the assets of Summit, and thereby diminishing the assets available to satisfy the claims of holders of the Notes against Summit.

     The Indenture provides that no payment or distribution of cash, property or securities of the Co-Obligors will be made on account of principal of, or interest on the Notes, or to defease or acquire any of the Notes or on account of the redemption provisions of the Notes, (a) upon the maturity of any Senior Debt by lapse of time, acceleration or otherwise, until all Senior Debt shall first be paid in full in cash, or such payments have been duly made in a manner satisfactory to the holders of such Senior Debt or (b) if the Co-Obligors default in the payment of any principal of, premium if any, or interest on or other amounts payable on or in connection with any Senior Debt when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, unless and until such default has been cured or waived in writing or has ceased to exist; provided, however, that the Co-Obligors may make such payment or distribution in respect of the Notes without regard to the foregoing if the Co-Obligors and the Trustee receive written notice from the Senior Agent and any other Senior Representatives approving such payment.

     Upon the happening of an event of default (or if an event of default would result upon any payment with respect to the Notes) with respect to any Designated Senior Debt, as such event of default is defined in the Bank Credit Facility and in any other instrument evidencing the Designated Senior Debt or under which it is outstanding, permitting holders thereof to accelerate its maturity (if the default is other than a default in payment of the principal of, premium, if any, or interest on or other amount due in connection with such Designated Senior Debt), upon written notice of such event of default to the Trustee and the Co-Obligors by the Senior Agent on behalf of the Lenders or by any Senior Representative for the holders of such other Designated Senior Debt, then outstanding, then, unless and until such event of default has been cured, waived in writing, or has ceased to exist, and no event of default exists under any other Designated Senior Debt or any other event of default has also been waived in writing or has ceased to exist, no payment or distribution of cash, property or securities of the Co-Obligors will be made by the Co-Obligors with respect to the principal of, or interest on the Notes or to defease or acquire any of the Notes or on account of the redemption provisions of the Notes; provided that nothing in the above-described provision will prevent the making of any payment for a period of more than 180 days after the date written notice of the event of default is given unless the payment thereof would be prohibited by the provisions of the immediately preceding paragraph. If, upon the expiration of such 180-day period, the payment thereof would not be prohibited by the provisions of the immediately preceding paragraph, promptly after the end of such 180-day period, the Co-Obligors will pay to the Trustee all sums not paid in respect of the Notes during such 180-day period. During any consecutive 360-day period, only one 180-day period may commence during which payment of principal of or interest on the Notes may not be made and the duration of such period may not exceed 180 days.

     Upon any distribution of assets of the Co-Obligors upon any dissolution, winding up, liquidation or reorganization of the Co-Obligors (whether voluntary or involuntary, in bankruptcy, insolvency, receivership or similar proceeding related to the Co-Obligors or their respective property or upon an assignment for the benefit of creditors or otherwise): (a) the holders of all Senior Debt will first be entitled to receive payment in full in cash of the Senior Debt and other amounts due in connection with Senior Debt before the holders of Notes are entitled to receive any payment or distribution of any kind or character on account of principal of or interest on the Notes; (b) any payment or distribution of assets of the Co-Obligors, whether in cash, Property or securities, to which the holders of the Notes or the Trustee on behalf of the holders would be entitled except for the subordination provisions of the Indenture, will be paid by the liquidating trustee or agent or other Person making such a payment or distribution directly to the holders of Senior Debt or their respective Senior Agent or Senior Representatives to the extent necessary to make payment in full of all Senior Debt remaining unpaid, after giving effect to any concurrent payment or distribution to the holder of such Senior Debt; and
(c) if, notwithstanding the foregoing provisions, any payment or distribution of assets of the Co-Obligors of any kind or character, whether in cash, Property or securities is received by the Trustee or the holders of the Notes or any paying agent on account of principal, premium, if any, or interest on the Notes before all Senior Debt is paid in full in cash, or effective provision made for its payment in cash, such payment or distribution will be received and held in trust for and will be promptly paid over to the holders of the Senior Debt which remains unpaid or to their respective Senior Agent or Senior Representative for application to the payment of such Senior Debt (pro rata as to each of such holders on the basis of the respective amounts of Senior Debt which is held by them) until all such Senior Debt is paid in full in cash. Nothing in the Indenture or in the Notes, however, affects the joint and several obligations of the Co-Obligors, which are unconditional and absolute, to pay the principal of and interest on the Notes as and when they became due and payable in accordance with their terms.

     By reason of the subordination provisions described above, in certain events funds that would otherwise by payable to holders of Notes will be paid to holders of Senior Debt to the extent necessary to pay the Senior Debt in full. As result, the Co-Obligors may not be able to fully meet their obligations with respect to the Notes.

RESTRICTIVE COVENANTS

     The Indenture contains, among other things, the following covenants:

  Change of Control

     Upon the occurrence of a Change of Control (as defined under "-- Certain Definitions") (the "Change of Control Date"), each holder of a Note shall have the right to require the repurchase of such Noteholder's Notes pursuant to the offer described in the next paragraph (the "Change of Control Offer") at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. Prior to the mailing of the notice to Noteholders provided for below but in any event within 30 days following any Change of Control, the Company covenants to (i) repay in full in cash any Designated Senior Debt which by its terms would require such repayment or to offer to repay in full in cash all such Debt and to repay the Debt of each Person who has accepted such offer or (ii) obtain the requisite consents under such Designated Senior Debt to permit the repurchase of the Notes as provided for in the immediately following paragraph. The Company shall first comply with the covenant in the preceding sentence before it shall be required to repurchase Notes pursuant to this covenant.

     Within 30 days following any Change of Control, the Company shall mail or at the Company's request the Trustee shall mail a notice to each Noteholder stating: (i) that the Change of Control Offer is being made pursuant to this covenant and that all Notes tendered will be accepted for payment; (ii) the purchase price and the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Change of Control Payment Date"); (iii) that any Note not tendered will continue to accrue interest; (iv) that any Note accepted for payment pursuant to the Change of Control Offer will cease to accrue interest after the Change of Control Payment Date; (v) that Noteholders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Note completed, to the Trustee at the address specified in the notice prior to the close of business on the Change of Control Payment Date; (vi) that Noteholders will be entitled to withdraw their election if the Trustee receives, not later than the close of business on the third Business Day (or such shorter period as may be required by applicable law) preceding the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Noteholder, the principal amount of Notes the Noteholder delivered for purchase and a statement that such Noteholder is withdrawing his election to have such Notes purchased; and (vii) that Noteholders whose Notes are purchased only in part will be issued new Notes in a principal amount equal to the unpurchased portion of the Notes surrendered. In the event a Change of Control occurs and the holders of Notes exercise their right to require the Company to repurchase Notes, and assuming that such a repurchase constitutes a "tender offer" for purposes of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), at the time it is required, the Company will comply with the requirements of Rule 14e-1 as then in effect and any other applicable securities law or regulations with respect to such repurchase.

     On the Change of Control Payment Date, subject to the "Subordination" Article of the Indenture, the Company will (i) accept for payment the Notes or portions thereof tendered pursuant to the Change of Control Offer, (ii) deposit with the Trustee money sufficient to pay the purchase price of all the Notes or portions thereof so tendered and (iii) deliver or cause to be delivered to the Trustee, Notes so accepted together with an officers' certificate describing the Notes or portions thereof tendered to the Company. The Trustee shall promptly mail to each holder of the Notes so accepted payment in an amount equal to the purchase price of such Notes, and the Trustee shall promptly authenticate and mail to such holder a new Note in the principal amount equal to any unpurchased portion of the Notes surrendered by such Noteholder. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

  Limitation on Debt

     The Indenture provides that the Company will not and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, assume or guarantee or otherwise become liable for, any Debt, except (i) Debt evidenced by the Notes; (ii) Debt under the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $700 million; (iii) Debt incurred for working capital purposes at any time outstanding not to exceed $300 million; provided that the amount of such Debt outstanding at any time pursuant to this clause
(iii) may not, together with any amounts outstanding or subject to a commitment of the Lenders under the Credit Agreement, exceed the amount that is permitted to be outstanding under the Credit Agreement pursuant to clause (ii); (iv) Debt of the Company to any Consolidated Subsidiary or of any Consolidated Subsidiary to the Company or to any other Consolidated Subsidiary; (v) Debt of the Company and its Subsidiaries outstanding on the Closing Date; (vi) Debt evidenced by letters of credit which are issued in the ordinary course of business of the Company and its Subsidiaries; (vii) Debt in respect of performance bonds provided by the Issuer in the ordinary course of business; (viii) Purchase Money Obligations incurred in the ordinary course of business; (ix) Debt representing additional shares of PIK Preferred payable as dividends on such PIK Preferred;
(x) Physician Support Obligations; (xi) Capitalized Lease Obligations and Attributable Debt (without duplication) in an aggregate amount outstanding at any time not to exceed 10% of the Company's Consolidated Net Tangible Assets,
(xii) Debt incurred to purchase or to finance the purchase of any Person's ownership interest in a Permitted Joint Venture in accordance with the terms of the agreement creating such interest or on terms no more favorable to such Person than that provided for by such agreement on the Closing Date, (xiii) Debt assumed in connection with the acquisition of Fountain Valley in an aggregate principal amount not exceeding $20 million; (xiv) any extension, renewal or replacement of any of clauses (i), (iii), (v) or (xii) above without (a) increasing the principal amount of any Debt then outstanding (unless such Debt is issued at a discount in which case the issuance price of such discount Debt shall not exceed the principal amount of Debt being so refinanced) plus the amount of any premium required to be paid under the terms of the instrument governing such Debt being refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing through means of a tender offer or privately negotiated transactions and, in each case, actually paid, (b) altering the issuer or obligor (except that the Company may incur Debt to replace Debt of a Subsidiary), (c) shortening the maturity of subordinated debt or (d) issuing Debt that is senior in right of payment to the Debt being extended, renewed or replaced and (xv) Debt, other than Debt permitted under clauses (i) through (xiii), provided that the aggregate principal amount (or liquidation preference) of such Debt may not exceed $125 million at any time outstanding, which Debt may be incurred under the Credit Agreement.

     Notwithstanding the foregoing, the Company and its Consolidated Subsidiaries may create, incur or assume Debt (including Acquisition Debt) if, at the time such Debt is so created, incurred or assumed and after giving effect thereto and the application of the proceeds thereof, and after giving pro forma effect to any acquisition or disposition by the Company or any Subsidiary of (i) a hospital or (ii) any assets with a value in excess of $10 million, whether by merger, stock purchase or sale, or asset purchase or sale, as if such acquisition or disposition occurred on the first day of the Reference Period, the Company's Pro Forma Coverage Ratio shall not be less than 2.0 to 1.0 for the period beginning on the date of the Indenture through August 31, 1995 and 2.25 to 1.0 thereafter; provided that, if the Company and its Consolidated Subsidiaries are unable to incur or assume Acquisition Debt pursuant to the foregoing clause the Company and its Consolidated Subsidiaries may nonetheless create, incur, or assume Acquisition Debt so long as, after giving effect thereto and the application of the proceeds thereof, and after giving pro forma effect to any acquisition or disposition by the Company or any Subsidiary of (i) a hospital or (ii) any assets with a value in excess of $10 million, whether by merger, stock purchase or sale, or asset purchase or sale, as if such acquisition or disposition occurred on the first day of the Reference Period, the Company's Pro Forma Coverage Ratio (i) is not less than 2.0 to 1.0 and (ii) is not less than the ratio of the Company's Consolidated Cash Flow to Fixed Charges (applying the provisions of clauses (2) and (3) of the definition of Pro Forma Coverage Ratio) for the period with respect to which the Pro Forma Coverage Ratio was calculated.

  Limitation on Restricted Payments

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly make any Restricted Payment, if, after giving effect thereto: (i) an Event of Default, or an event that through the passage of time or the giving of notice, or both, would become an Event of Default, shall have occurred and be continuing, (ii) the Company could not incur an additional $1.00 of Debt (other than permitted Debt) in accordance with the "Limitation on Debt" covenant or (iii) the aggregate amount of all Restricted Payments made by the Company and its Subsidiaries (the amount expended or distributed for such purposes, if other than in cash, to be determined in good faith by the Board of Directors) from and after the Closing Date shall exceed the sum of: (a) the aggregate of 50% of the Consolidated Net Income of the Company (determined by excluding any amounts included in such Consolidated Net Income which were received by the Company or a Subsidiary from an Unrestricted Subsidiary) accrued for the period (taken as one accounting period) commencing with the first full month after the Closing Date to and including the first full month ending immediately prior to the date of such calculation (or, in the event Consolidated Net Income is a deficit, then minus 100% of such deficit), (b) the aggregate net proceeds to the Company, including the fair market value of property other than cash (as determined in good faith by the Board of Directors), received by the Company from the issuance or sale (other than to a Subsidiary of the Company) of its capital stock (other than Redeemable Stock) from and after the date of the Indenture, and options, warrants and rights to purchase its capital stock other than Redeemable Stock and (c) the aggregate amount received by the Company or a Subsidiary of the Company from its Unrestricted Subsidiaries (excluding all amounts received by the Company or any Subsidiary from all such Unrestricted Subsidiaries which represent a repayment of the principal portion of any loan or advance or any return of contributed capital in respect of any previous advance).

     The foregoing clauses (i), (ii) and (iii) will not prevent Permitted Payments and the foregoing clauses (ii) and (iii) will not prevent (a) the payment of any dividend within 60 days after the date of its declaration if such dividend could have been made on the date of its declaration in compliance with the foregoing provisions, (b) amounts payable by the Company to its employees pursuant to the Stock Appreciation Rights and (c) the repurchase or redemption of shares of capital stock from any officer, director or employee of the Company or its Subsidiaries whose employment has been terminated or who has died or become disabled in an aggregate amount not to exceed $7.5 million per annum.

  Limitation on Liens Securing Debt

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries, directly or indirectly, to create, incur, assume or permit to exist any Lien upon or with respect to any of the Property of the Company or any such Subsidiary, whether owned at the date of the Indenture or thereafter acquired, or on any income or profits therefrom, to secure any Debt which is pari passu with or subordinate in right of payment to the Notes unless the Notes are secured equally and ratably simultaneously with or prior to the creation, incurrence or assumption of such Lien.

     This restriction does not apply to, and does not give the Noteholder any rights in respect of the creation, incurrence, assumption or existence of any,
(i) Liens existing on the date of the Indenture and renewals and extensions thereof; (ii) Liens granted to secure obligations under or in respect of the Credit Agreement; (iii) rights of banks to set off deposits against debts owed to said banks; (iv) Purchase Money Obligations incurred in the normal and ordinary course of the Company's business; (v) Liens in respect of Debt incurred in connection with the sale of receivables; and (vi) Liens on the Property of any entity existing at the time such Property is acquired by the Company or any of its Subsidiaries, whether by merger, consolidation, purchase of assets or otherwise; provided in the case of this clause (vi) that such Liens (x) are not created, incurred or assumed in contemplation of such assets being acquired by the Company and (y) do not extend to any other assets of the Company or any of its Subsidiaries.

  Limitation on Restricting Subsidiary Dividends

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, create, assume or suffer to exist any consensual encumbrance or restriction on the ability of any Subsidiary to pay dividends or otherwise transfer assets or make loans to the Company or any other Subsidiary, except (i) those contained in the Credit Agreement; (ii) consensual encumbrances or restrictions binding upon any Person at the time that such Person becomes a Subsidiary of the Company so long as such encumbrances or restrictions are not created, incurred or assumed in contemplation of such Person becoming a Subsidiary of the Company; (iii) restrictions contained in security agreements permitted by the Indenture securing Debt permitted by the Indenture to the extent such restrictions restrict the transfer of Property subject to such security agreements; (iv) any encumbrance or restriction consisting of customary non-assignment provisions in leases to the extent such provisions restrict the transfer of the leases; (v) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of this Indenture; or (vi) any encumbrance or restriction relating to a Permitted Joint Venture or (vii) any restrictions with respect to a Subsidiary imposed pursuant to an agreement which has been entered into for the sale or disposition of all or substantially all the capital stock or assets of such Subsidiary.

  Limitation on Transactions with Affiliates

     The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, enter into any transactions with Affiliates of the Company unless (i) such transactions are between or among the Company and its Subsidiaries or Unrestricted Subsidiaries, (ii) such transactions are in the ordinary course of business and consistent with past practice or (iii) the terms of such transactions are fair and reasonable to the Company or such Subsidiary or Unrestricted Subsidiary, as the case may be, and are at least as favorable as the terms which could be obtained by the Company or such Subsidiary or Unrestricted Subsidiary, as the case may be, in a comparable transaction made on an arm's-length basis between unaffiliated parties. In the event of any transaction or series of transactions occurring subsequent to the date of the Indenture with an Affiliate of the Company which involves in excess of $5 million and is not permitted under clause (i) or (ii) of the preceding sentence, the majority of the disinterested members of the Board of Directors shall by resolution determine that such transaction or series of transactions meets the criteria set forth in clause (iii) of the preceding sentence; provided, further, that if such transaction or series of transactions involves in excess of $10 million and is not permitted under clause (i) or (ii) of the preceding sentence, the Company shall also deliver to the Trustee a written opinion of a nationally recognized investment firm to the effect that such business or transaction is fair to the Company from a financial point of view. Notwithstanding the foregoing, such provisions do not prohibit (i) the making of Physician Support Obligations, (ii) transactions with Permitted Joint Ventures or (iii) the payment of regular fees to directors of the Company who are not employees of the Company.

  Limitation on Other Subordinated Debt

     The Indenture provides that the Company is prohibited from incurring any Debt which is by its terms subordinate in right of payment to any Senior Debt and senior in right of payment to the Notes.

LIMITATION ON CONSOLIDATION AND MERGER

     The Indenture provides that the Company may not consolidate with or merge with or into another Person or sell, lease or convey all or substantially all of its assets to another Person unless: (i)(a) the Company is the continuing corporation in the case of a merger or (b) the resulting, surviving or transferee person (the "Surviving Entity") is a corporation or partnership organized under the laws of the United States, one of the states thereof or the District of Columbia and shall expressly assume by supplemental indenture (satisfactory in form to the Trustee) all of the obligations of the Company under the Indenture and the Notes; (ii) no Event of Default (or event or condition which after notice or lapse of time or both would become an Event of Default) shall have occurred and be continuing immediately after giving effect to such transaction; (iii) the Net Worth of the Company or the Surviving Entity, as the case may be, on a pro forma basis after giving effect to such consolidation, merger or sale, lease or conveyance of assets is at least as great as the Net Worth of the Company immediately prior to the date of the transaction, and (iv) immediately after giving effect to such transaction, the Company or the Surviving Entity, as the case may be, would be able to incur $1 of additional Debt (other than permitted debt) under the "Limitation on Debt" covenant.

     Notwithstanding the foregoing, clauses (iii) and (iv) shall not prohibit a transaction, the principal purpose of which is (as determined in good faith by the Board of Directors of the Company and evidenced by a resolution thereof) to change the state of incorporation of the Company, and such transaction does not have as one of its purposes the evasion of the restrictions of this section.

SUPPLEMENTAL INDENTURES

     The Indenture permits the Company and the Trustee to amend or supplement the Indenture or any supplemental indenture or modify the rights of the holders of the Notes, in certain cases without the consent of holders of the Notes and in general with consent of the holders of not less than a majority in principal amount of the Notes at the time outstanding, provided that no such modification, amendment or supplemental indenture shall, without the consent of holders of all Notes then outstanding, (a) extend the final maturity of any Note, or reduce the principal amount thereof (including the amount payable upon redemption), reduce the rate or extend the time of payment of interest thereon, or impair or affect the right of any holder of Notes to institute suit for the payment of any of the Notes, or (b) reduce the aforesaid percentage of Notes, the consent of holders of which is required for any such supplemental indenture.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture defines an Event of Default as being: (a) any failure to pay an installment of interest on the Notes as and when the same becomes due and payable, and the continuance of such failure for 30 days; (b) failure to pay all or any part of the principal on the Notes when and as the same shall become due and payable at maturity, redemption, by declaration or otherwise; (c) failure by the Company duly to observe or perform any covenant or agreement contained in the Notes or the Indenture and the continuance of such failure for a period of 60 days after written notice specifying such failure and demanding that the Company remedy the same shall have been given to the Company by the Trustee or to the Company and the Trustee by holders of at least 40% in aggregate principal amount of Notes then outstanding; (d) certain events of bankruptcy, insolvency or reorganization in respect of the Company, Summit or any of the Company's Material Subsidiaries; (e) any acceleration of the maturity of Debt of the Company or any of its Material Subsidiaries or a failure to pay any such Debt at its stated maturity, or (upon demand for payment) under any guarantee of payment by the Company or any of its Subsidiaries of any Debt, whether such Debt or guarantee existed at the Closing Date or was thereafter created, aggregating at least $25 million, provided that such acceleration or failure to pay is not cured or waived within 10 days after such acceleration or failure to pay; and (f) final judgments not covered by insurance aggregating in excess of $10 million rendered against the Company or any of its Subsidiaries and not stayed or discharged within 60 days after such judgments become final and nonappealable. The Indenture provides that if a default (the term "default" for purposes of this provision being defined as any event or condition which is, or with notice or lapse of time or both would be, an Event of Default) occurs and is continuing and if it is known to the Trustee, the Trustee must, within 90 days after the occurrence of such default, give to the holders of Notes notice of such default, provided that, except in the case of a default in payment of principal or interest in respect of such Notes, the Trustee will be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of Notes.

     If an Event of Default shall occur and be continuing (other than an Event of Default described in clause (d) of the preceding paragraph relating to the Company or Summit), unless the principal of all the Notes shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding, by notice in writing to the Company (and to the Trustee if given by holders of Notes) (the "Acceleration Notice"), may declare the principal of all Notes and the interest accrued thereon to be due and payable (i) immediately if no Designated Senior Debt is outstanding or (ii) if any Designated Senior Debt is outstanding, upon the earlier of (x) 10 days after such Acceleration Notice is received by the Senior Agent and each Senior Representative with respect to Designated Senior Debt at their last address specified by the Company pursuant to the "Notice" Section of the Indenture or (y) the acceleration of such Designated Senior Debt, and upon any such declaration the same shall become due and payable on the date specified in the foregoing clause (i) or (ii), as applicable; provided, that (a) prior to the expiration of such period, such acceleration shall be automatically rescinded and annulled without further action required on the part of the holders in the event that any default specified in the Acceleration Notice under the Notes shall have been cured, waived or otherwise remedied and (b) at any time before the entry of a judgment or decree or the payment of moneys due under the Indenture, the holders of a majority in aggregate principal amount of the Notes may waive all defaults except (i) a default in the payment of principal or interest on the Notes or (ii) in respect of a covenant or provisions hereof which cannot be modified or amended without the consent of each holder of the Note affected. If an Event of Default specified in clause (d) above relating to the Company occurs, the principal of and accrued interest on all outstanding Notes shall become immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes.

     The provisions described in the preceding paragraph, however, are subject to the condition that if, at any time after the principal of the Notes shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered, the Company or Summit shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the Notes and the principal of any and all Notes which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest, at the rate borne by the Notes, to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence of bad faith, and if any and all Events of Default under this Indenture, other than the non-payment of the principal of Notes which shall have become due be acceleration, shall have been cured, waived or otherwise remedied as provided in the Indenture then and in every such case, holders of a majority in aggregate principal amount of the Notes then outstanding, by written notice to the Company and the Trustee, may waive all defaults and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or impair any right consequent thereon.

     Prior to the declaration of acceleration of the maturity of the Notes, the holders of a majority in aggregate principal amount of the Notes at the time outstanding may waive on behalf of all the holders of Notes any past default, or Event of Default, except a default in the payment of principal of or interest on any Notes or a default with respect to any covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding Note affected. The Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of Notes, unless such holders of Notes have offered to the Trustee reasonable security or indemnity. Subject to all the provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee.

     The Company is required to furnish the Trustee, within 120 days after the end of each fiscal year, an officers' certificate to the effect that such officers have conducted, or supervised, a review of the activities of the Company and its Subsidiaries and of performance under the Indenture and that, to the best of such officers' knowledge, based on their review, the Co-Obligors have fulfilled all their obligations under the Indenture, or, if there has been a default, specifying each default known to them, its nature and its status.

DEFEASANCE

     Under the terms of the Indenture and the Notes, the Company, at its option,
(a) will be Discharged (as defined in the Indenture) from any and all obligations in respect of the Notes (except in each case for certain obligations to register the transfer or exchange of Notes, replace stolen, lost or mutilated Notes, maintain paying agencies and hold moneys for payment in trust) or (b) need not comply with certain specified covenants of the Indenture nor be subject to the operation of the cross acceleration provision described under "Events of Default and Remedies," in each case, if the Company irrevocably deposits with the Trustee, in trust, money or U.S. Government Obligations (as defined in the Indenture) which through the payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of and interest on the Notes on the dates such payments are due in accordance with the terms of the Notes.

     To exercise the option under clause (a) above, the Company is required to deliver to the Trustee an opinion of counsel, based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of this Prospectus, that the holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred. No opinion of counsel is required to effect a defeasance under clause (b) above and, under current Federal income tax law, a defeasance under clause (b) may be treated as a taxable exchange of the Notes for an interest in the trust. If a taxable exchange is deemed to have occurred, each Noteholder would recognize gain or loss equal to the difference between the Noteholder's cost or other tax basis for the Notes and the value of the Noteholder's interest in the trust, and thereafter would be required to include in income his share of the income, gain and loss of the trust. Prospective investors are urged to consult their own tax advisors as to the specific consequences of such a defeasance.

     In the event the Company exercises its option under clause (b) of the second preceding paragraph and the Notes are declared due and payable because of the occurrence of any Event of Default (other than the cross acceleration provisions described under "Events of Default and Remedies" which will be inapplicable), the amount of money and U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Notes at the time of their stated maturity but may not be sufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

     If the Credit Agreement is in effect, the Company shall have delivered to the Trustee any required consent of the Senior Agent or the Lenders to the transactions contemplated by the provision on "Defeasance."

REPORTS

     So long as the Notes are outstanding, the Company will furnish to the holders thereof such quarterly and annual financial reports that the Company is required to file with the SEC under the 1934 Act or similar reports in the event the Company is not at the time required to file such reports with the SEC.

CERTAIN DEFINITIONS

     In addition to the terms defined above, the Indenture contains, among other things, the following definitions:

          "Acquisition Debt" means (i) Debt or Preferred Stock of any Person existing at the time such Person becomes a Subsidiary of the Company, including but not limited to Debt or Preferred Stock incurred or created in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company (but excluding Debt of such Person which is extinguished, retired or repaid in connection with such Person becoming a Subsidiary of the Company), (ii) Debt incurred or created by the Company or any of its Subsidiaries in connection with the transaction or series of transactions pursuant to which such Person became a Subsidiary of the Company or (iii) Debt incurred or created by the Company or any of its Subsidiaries in connection with the acquisition of substantially all of the assets of an operating unit or business of another Person.

          "Affiliate" of any Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

          "Attributable Debt" in respect of a sale-leaseback transaction means, at the time of determination, the present value (discounted at the interest rate implicit in the lease, compounded semiannually) of the obligation of the lessee of the property or asset subject to such sale-leaseback transaction for rental payments during the remaining term of the lease included in such transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended or until the earliest date on which the lessee may terminate such lease without penalty or upon payment of penalty (in which case the rental payments shall include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges. For purposes of the foregoing, a "sale-leaseback transaction" means an arrangement with any lender or investor or to which such lender or investor is a party providing for the leasing by a Person of any property or asset which has been or is being sold or transferred by such Person more than 270 days after the acquisition thereof or the completion of construction or commencement of operation thereof to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such property or asset.

          "Board of Directors" means the Board of Directors of the Company or any committee of such Board duly authorized to act hereunder.

          "Business Day" means a day which in the City of New York or in the city in which the corporate trust office of the Trustee is located, is neither a legal holiday nor a day on which banking institutions are required or authorized by law or regulation to close.

          "Capitalized Lease Obligation" means the discounted present value of the rental obligations of any Person under any lease of Property, which in accordance with GAAP, is required to be capitalized on the balance sheet of such Person.

          "Change of Control" means (i) the direct or indirect, sale, lease or other transfer of all or substantially all of the assets of the Company to any Person or entity or group of Persons or entities acting in concert as a partnership or other group (a "Group of Persons") other than (a) Joseph Littlejohn & Levy Fund, L.P., a Delaware limited partnership, and its Affiliates or (b) Charles N. Martin, Jr. and his Affiliates, (ii) during any period of two consecutive calendar years, individuals who at the beginning of such period constituted the Company's Board of Directors (together with any new directors whose election by the Company's Board of Directors or whose nomination for election by the Company's shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office,
     (iii) a Person or

     Group of Persons (other than (a) Joseph Littlejohn & Levy Fund, L.P., a Delaware limited partnership, and its Affiliates or (b) Charles N. Martin, Jr. and his Affiliates) shall, as a result of a merger or consolidation, a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company or the entity surviving the merger or consolidation representing 50% or more of the combined voting power of the then outstanding securities of the Company ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.

          "Closing Date" means the date on which the Notes are originally issued.

          "Consolidated Cash Flow" for any Person, for any period, means, without duplication, the Consolidated Net Income of such Person plus the sum of (a) Consolidated Tax Expense, (b) Consolidated Interest Expense, (c) Consolidated Non-cash Charges, (d) one-third of the rental expense on Attributable Debt and (e) Consolidated Pooling Expenses.

          "Consolidated Interest Expense" of any Person means for any period, without duplication, the sum of (a) the aggregate of the interest expense of such Person and its Consolidated Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, plus (b) net payments in respect of Interest Swap Obligations (if any such payment applies to a period in excess of one year it shall be amortized accordingly) for such Person and its Consolidated Subsidiaries.

          "Consolidated Net Income" of any Person, for any period, means the net income (loss) of such Person and its Consolidated Subsidiaries for such period, determined in accordance with GAAP, adjusted by excluding (a) net extraordinary gains or net extraordinary losses as the case may be (including any gain or loss from the purchase, redemption acquisition or other retirement of Debt) and (b) net gains or losses in respect of dispositions of assets, provided that, without duplication, (i) the net income of any Person, other than a Consolidated Subsidiary, in which the Company or any of its Consolidated Subsidiaries has a joint interest with a third party shall be included only to the extent of the amount of dividends or distributions actually paid to the Company or a Consolidated Subsidiary during such period, (ii) the net income of any Unrestricted Subsidiary shall be included for the purpose of determining net income to the extent of the amount of cash, Property, dividends or distributions actually paid by such Unrestricted Subsidiary to the Company or a Subsidiary of the Company, (iii) the tax benefits of any net operating loss carryforwards added directly to retained earnings and not otherwise included for the purpose of determining net income in accordance with GAAP for such period shall be included, (iv) the net income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded and (v) the net income of any Subsidiary of such Person shall be excluded to the extent such Subsidiary is prohibited, directly or indirectly, from distributing such net income or any portion thereof to such Person.

          "Consolidated Net Tangible Assets" of any Person, for any period means, the assets of such Person and its Subsidiaries, less intangible assets of such Person and its Subsidiaries (including, without limitation, trademarks and tradenames, goodwill, excess reorganization value, research and development expenses, and write-ups in the book value of any intangible assets), on a consolidated basis, determined in accordance with GAAP.

          "Consolidated Non-cash Charges" of any Person means, for any period, the aggregate depreciation, amortization and other non-cash charges (other than reserves or expenses established in anticipation of future cash requirements such as reserves for taxes and uncollectible accounts) of such Person and its Consolidated Subsidiaries, on a consolidated basis, for such period, as determined in accordance with GAAP, provided, that (i) any charges which are not included for the purpose of determining Consolidated Net Income shall be excluded from Consolidated Non-cash Charges and (ii) any charges which are included for the purpose of determining Consolidated Interest Expense or Consolidated Tax Expense shall be excluded from Consolidated Non-cash Charges.

          "Consolidated Pooling Expenses" of any Person for any period means, with respect to such Person and its Consolidated Subsidiaries on a consolidated basis, the expenses for such period in connection with a pooling of interests transaction, determined in accordance with GAAP, but only to the extent that such expenses would have been capitalized, in accordance with GAAP, if such transaction had been a purchase transaction.

          "Consolidated Subsidiary" of any Person means a Person which for financial reporting purposes is or, in accordance with GAAP, should be accounted for by such Person as a consolidated subsidiary.

          "Consolidated Tax Expense" of any Person means for any period the aggregate of the tax expense of such Person and its Consolidated Subsidiaries for such period, determined in accordance with GAAP.

          "Credit Agreement" means (a) the Credit, Security, Guaranty and Pledge Agreement, dated as of April 19, 1994, among the Company, Summit Health, Ltd. and AHM Acquisition Co., Inc., the Guarantors named therein, the Lenders named therein, The Bank of Nova Scotia, as Administrative Agent and Managing Agent, Citicorp USA Inc., as Managing Agent, and the other financial institution described therein (the "Scotiabank Credit Agreement"), together with all agreements, documents and instruments from time to time delivered in connection with the Scotiabank Credit Agreement, as in effect on the date hereof, and as the Scotiabank Credit Agreement and such other agreements, documents and instruments may be amended, amended and restated, renewed, extended, restructured, supplemented or otherwise modified from time to time, and (b) any credit agreement, loan agreement, note purchase agreement, indenture or other agreement, document or instrument refinancing, refunding or otherwise replacing the Scotiabank Credit Agreement or any other agreement deemed a Credit Agreement under clause (a) or (b) hereof, whether or not with the same agents, trustee, representative lenders or holders, and irrespective of any changes in the terms and conditions thereof. Without limiting the generality of the foregoing, the term "Credit Agreement" shall include any amendment, amendment and restatement, renewal, extension, restructuring, supplement or modification to any Credit Agreement and all refundings, refinancings and replacements of any Credit Agreement, including any agreement (i) extending the maturity of any Debt incurred thereunder or contemplated thereby, (ii) adding or deleting borrowers or guarantors thereunder, so long as such borrowers and issuers include one or more of the Company and its Subsidiaries and their respective successors and assigns, (iii) increasing the amount of Debt incurred thereunder or available to be borrowed thereunder, or (iv) otherwise altering the terms and conditions thereof in a manner not prohibited by the terms thereof.

          "Currency Agreements" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any of its Subsidiaries against fluctuations in currency values.

          "Debt" means, as to any Person without duplication (a) any indebtedness of such Person, including accrued and unpaid interest, for borrowed money (including net overdrafts in any bank to the extent such overdrafts are not extinguished within three Business Days of their incurrence), (b) all indebtedness of such Person evidenced by bonds, debentures, notes, letters of credit or similar instruments, (c) all indebtedness of such Person to pay the deferred purchase price of property or services, except accounts payable arising in the ordinary course of business that are not overdue by more than 180 days or that are being contested in good faith, if and to the extent any of the foregoing indebtedness described in clauses (a)-(c) inclusive would appear as a liability upon a balance sheet of such Person, prepared on a consolidated basis in accordance with GAAP, and shall also include to the extent not otherwise included, (d) all Capitalized Lease Obligations of such Person,
     (e) all Debt of others secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person or guaranteed by such Person, (f) Attributable Debt of such Person, (g) Preferred Stock issued by a Subsidiary of such Person, (h) Redeemable Stock, (i) all Debt of others guaranteed by such Person, and (j) all indebtedness due to the Senior Agent or any Lender under or in respect of the Credit Agreement or otherwise due to any Lender.

          "Designated Senior Debt" means all obligations under or in respect of the Credit Agreement and any other single issue of Debt constituting Senior Debt which at the time of determination has an aggregate principal amount of at least $40,000,000 and is specifically designated in the instrument evidencing such Senior Debt as "Designated Senior Debt" of the Company.

          "Fixed Charges" for any period are, without duplication, the Consolidated Interest Expense, the interest component of capital leases and one-third of the rental expense on Attributable Debt (without duplication) plus, the product of (x) the sum of (i) cash dividends paid on any Preferred Stock of such Person plus (ii) cash dividends paid on any Preferred Stock of any Subsidiary of such Person, times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective aggregate federal, state and local tax rate of such Person, expressed as a decimal, but excluding (a) the amortization of debt issuance costs, (b) amortization of original issue discount (the excess of stated redemption price at maturity over the issue price) which, with respect to any Debt, is not greater than 1/4% times the number of full years from issuance to maturity, and (c) noncash dividends paid on any Preferred Stock of such Person. For purposes of this definition, interest on a capital lease shall be deemed to accrue at an interest rate reasonably determined to be the rate of interest implicit in such capital lease in accordance with GAAP (including Statement of Financial Accounting Standards No. 13 of the Financial Accounting Standards Board).

          "GAAP" means generally accepted accounting principles.

          "Interest Swap Obligations" means the obligations of any Person, pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount.

          "Investment" means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business, which are recorded as accounts receivable on the balance sheet of any Person or its Subsidiaries) or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of capital stock, bonds, notes, debentures or other securities issued by any other Person. For the purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include the fair market value of the net assets of any Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary and shall exclude the fair market value of the net assets of any Unrestricted Subsidiary that is designated a Subsidiary and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at fair market value at the time of such transfer, in each case as determined by the Board of Directors of such Person in good faith.

          "Lender" means any lender or other holder of Senior Debt from time to time incurred or issued under the Credit Agreement.

          "Lien" means, with respect to any Property, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such Property.

          "Material Subsidiary" of any Person means, as of any date, any Subsidiary of such Person (a) the value of whose assets, as such assets would appear on a consolidated balance sheet of such Subsidiary and its Consolidated Subsidiaries prepared on such date in accordance with generally accepted accounting principles, is at least 10% of the value of the assets of such Person and its Consolidated Subsidiaries, determined as aforesaid, or (b) whose Consolidated Cash Flow for the most recently completed fiscal quarter immediately preceding such date was at least 10% of the Consolidated Cash Flow of such Person for such fiscal quarter.

          "Measurement Date," when used with respect to any calculation, means the date of the transaction giving rise to the need to make such calculation.

          "Net Worth" means, at any date, the aggregate of capital, surplus and retained earnings of the Company and its Consolidated Subsidiaries as would be shown on a consolidated balance sheet of the Company and its Consolidated Subsidiaries prepared in accordance with GAAP.

          "Permitted Investments" means Investments in Unrestricted Subsidiaries
     (A) in a cumulative aggregate amount not to exceed the sum of (1) $25,000,000 (less previous Investments in Unrestricted Subsidiaries pursuant to this clause (A) (1)) plus (2) any amounts received by the Company or any Subsidiary from any Unrestricted Subsidiary which represents a repayment of the principal portion of any loan or advance or any return of contributed capital in respect of any previous Permitted Investment and
     (B) through the contribution or other transfer of the Company's or its Subsidiaries' interest in HNMC, Inc. and Horizon Health Group, Inc. or any successors thereto.

          "Permitted Joint Venture" means all the Company's existing joint ventures on the Closing Date or a Person which owns, operates or services a health care business or facility or manufacturers or markets health care products and (i) is formed by the Company or a Subsidiary of the Company to offer an equity participation in the assets or businesses owned or to be acquired by such Person primarily to physicians or employees of the Company or any of its Subsidiaries or to any other Person involved directly or indirectly in the health care industry and (ii) of which the Company or any Subsidiary of the Company is a general partner or controls the general partner.

          "Permitted Payments" means, with respect to the Company or any of its Subsidiaries, (i) the redemption, repurchase or other acquisition or retirement of any shares of any class of capital stock in exchange for (including any exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares), or out of the proceeds of a substantially concurrent issue and sale (other than to a Subsidiary) of, shares of capital stock (other than Redeemable Stock) of the Company; (ii) any dividend or other distribution payable to the Company or any of its Subsidiaries, (iii) the repurchase or redemption by a wholly owned Subsidiary of its capital stock,
     (iv) the declaration and payment of dividends on the PIK Preferred (A) in additional shares of PIK Preferred or (B) to the extent required by the terms of the PIK Preferred as of the Closing Date, in cash or (v) any dividend on or distribution of the capital stock or Property of an Unrestricted Subsidiary.

          "Person" means an individual, a corporation, a partnership, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

          "Physician Support Obligation" means any obligation or guarantee to any physician or allied health care professional pursuant to a written agreement for a period not in excess of five years incurred in connection with recruiting, redirecting or retaining such physician or allied health care professional to provide service to patients in the service area of any health care facility owned or operated by any Consolidated Subsidiary of the Company or any Permitted Joint Venture, but excluding actual compensation for services provided by such physician or allied health care professional to any health care facility owned or operated by the Company or any of its Subsidiaries or any Permitted Joint Venture.

          "PIK Preferred" means the $.01 par value Payable In Kind Cumulative Redeemable Preferred Stock of the Company outstanding on the Closing Date or issued subsequent to the Closing Date as a Permitted Payment.

          "Preferred Stock" means, with respect to any Person, any and all shares, interest, participations or other equivalents (however designated) of such Person's preferred or preference stock whether now outstanding or issued after the date of the Indenture, and including, without limitation, all classes and series of preferred or preference stock.

          "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included on the most recent consolidated balance sheet of such Person in accordance with GAAP.

          "Pro Forma Coverage Ratio" of any Person means the pro forma ratio of such Person's Consolidated Cash Flow to its Fixed Charges for the Reference Period immediately prior to the Measurement Date. The Pro Forma Coverage Ratio shall as applicable, be calculated on the following basis:

             (1) notwithstanding clause (iv) of the definition of Consolidated Net Income, if the Debt which is being created, incurred or assumed is Acquisition Debt, the Pro Forma Coverage Ratio shall be determined after giving effect to both the Fixed Charges related to the creation, incurrence or assumption of such Acquisition Debt and the Consolidated Cash Flow (x) of the Person becoming a Subsidiary of such Person or (y) in the case of an acquisition of assets which constitute substantially all of an operating unit or business, relating to the assets being acquired by such Person;

             (2) there shall be excluded from Fixed Charges any Fixed Charges related to Debt repaid during and subsequent to the Reference Period and which is not outstanding on the Measurement Date; and

             (3) the creation, incurrence or assumption of any Debt during the Reference Period or subsequent to the Reference Period and prior to the Measurement Date, and the application of the proceeds therefrom, shall be assumed to have occurred on the first day of the Reference Period.

          "Purchase Money Obligations" means Debt of the Company or its Subsidiaries secured by Liens (i) on Property purchased, acquired, or constructed after the Closing Date and used in the ordinary course of business by the Company and its Subsidiaries and (ii) securing the payment of all or any part of the purchase price or construction cost of such assets and limited to the Property so acquired and improvements thereof.

          "Redeemable Stock" means, with respect to any Person, any class or series of capital stock of such Person which is redeemable at the option of the holder (except pursuant to a change in control provision that does not (i) cause such capital stock to become redeemable in circumstances in which the Company would not be required to make a Change of Control Offer and
     (ii) require the Company to pay the redemption price therefor prior to the Change of Control Payment Date) or is subject to mandatory redemption prior to the maturity of the Notes.

          "Reference Period" means the four fiscal quarters ending with the most recent fiscal quarter for which financial information is available and which ended immediately preceding the Measurement Date.

          "Restricted Payments" means with respect to any Person (i) any dividend or other distribution on any shares of such Person's capital stock (except dividends or distributions in additional shares of capital stock other than Redeemable Stock), (ii) any payment on account of the purchase, redemption or other acquisition of (a) any shares of such Person's capital stock or (b) any option, warrant or other right to acquire shares of such Person's capital stock, or (iii) any Investment in an Unrestricted Subsidiary which is not a Permitted Investment; provided that distributions to joint venture participants or repurchases of interests in Permitted Joint Ventures (other than distributions or repurchases of joint venture interests of Affiliates of the Company and its Subsidiaries) shall not constitute Restricted Payments; provided, further, an individual shall not be deemed to be an Affiliate of the Company or any Subsidiary solely because such individual is employed by the Company or any Subsidiary.

          "Senior Agent" means The Bank of Nova Scotia, any successor to The Bank of Nova Scotia under the Credit Agreement and any other agent, trustee or representative of the holders of Debt under or in respect of the Credit Agreement serving in such capacity from time to time and, if there is no such agent, trustee or representative, "Senior Agent" shall mean, collectively, the holders from time to time of Debt incurred under or in respect of the Credit Agreement.

          "Senior Debt" means (i) all obligations of the Company and its Subsidiaries, now or hereafter existing, under or in respect of the Credit Agreement, whether for principal, interest (including without limitation, interest accruing after filing of a bankruptcy petition initiating bankruptcy proceedings of the Company or any of its Subsidiaries at the rates prescribed in the Credit Agreement, whether or not interest is an allowed claim enforceable against the debtor), reimbursement of amounts drawn under letters of credit issued or arranged for pursuant thereto, guaranties in respect thereof, and all charges, fees, expenses (including reasonable fees and expenses of counsel) and other amounts incurred by or owing to the Senior Agent and the Lenders under or in respect of the Credit Agreement, and all other obligations of the Company and its Subsidiaries incurred under or in respect of the Credit Agreement including, without limitation, in respect of premiums, indemnities or otherwise, and all indebtedness under the Credit Agreement which is disallowed, avoided or subordinated pursuant to Section 548 of

     Title 11, United States Code or any applicable state fraudulent conveyance law; (ii) the principal of, premium if any, and interest on indebtedness for money borrowed by the Company or Summit, as applicable, (other than the Notes), whether outstanding on the date of the Indenture or hereafter created or incurred, unless such indebtedness, by its terms or the terms of the instrument creating or evidencing it is subordinate in right of payment to or pari passu with the Notes; (iii) any obligations of the Company or Summit, as applicable, in respect of capital leases of the Company or Summit, as applicable, whether outstanding on the date of this Indenture or hereafter created or incurred; (iv) any obligations of the Company or Summit, as applicable, in respect of (x) any indebtedness for money borrowed by another Person or (y) any capital leases of any other Person, in either case which is guaranteed in whole or in part directly or indirectly by the Company or Summit, as applicable, (whether such guarantee is outstanding on the date of the Indenture or hereafter created or incurred); (v) the principal of, premium if any, and interest on any indebtedness constituting Purchase Money Obligations for the payment of which the Company or Summit, as applicable, is directly or contingently liable (whether such Purchase Money Obligations are outstanding on the date of this Indenture or hereafter created or incurred); (vi) any obligation of the Company or Summit, as applicable, to compensate, reimburse or indemnify an issuer with respect to any letter of credit issued at the request of or for the account of such the Company or Summit, as applicable; (vii) any obligation of the Company or Summit, as applicable, under any Interest Swap Obligations or Currency Agreements; (viii) any obligation of the Company or Summit, as applicable, to any Person in respect of surety or similar bonds issued by such Person; (ix) all charges, fees, expenses (including reasonable fees and expenses of counsel) and other amounts incurred by or owing to the holders of indebtedness referred to in clauses (ii) - (viii) above in connection with such indebtedness; and (x) all interest payable during the pendency of a proceeding under Title 11, United States Code on indebtedness referred to in clauses (ii) - (viii) above incurred prior to the commencement of such proceeding; provided that the term "Senior Debt" shall not include any indebtedness of the Company or Summit, as applicable, to an Affiliate of the Company or Summit, as applicable, except to the extent any such indebtedness is pledged to the Senior Agent as security for Senior Debt incurred under or in respect of the Credit Agreement.

          "Senior Representative" means any agent, trustee or other representative of the holders of any Senior Debt other than Senior Debt incurred under or in respect of the Credit Agreement and, if there is no such agent, trustee or other representative with respect to any such Senior Debt, "Senior Representative" shall mean, collectively, the holders of at least a majority in dollar amount of any such Senior Debt.

          "Stock Appreciation Rights" means a payment of cash in lieu of shares of the Company's common stock by the Company to an employee of the Company to an employee of the Company in accordance with a stock option plan approved by the Board of Directors.

          "Subsidiary" means, with respect to any Person, any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of Board of Directors or other Persons performing similar functions is at the time directly or indirectly owned by such Person or one or more of the other Subsidiaries of that Person or a combination thereof; provided that an Unrestricted Subsidiary shall not be deemed to be a Subsidiary of the Company for purposes of the Indenture.

          "Unrestricted Subsidiary" means (1) any Subsidiary of the Company which at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and
     (2) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate each Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary not more than one time during any 24-month period, that a Subsidiary which owns any capital stock of, or owns, or holds any Lien on, any property of, any other Subsidiary of the Company which is not a Subsidiary of such Subsidiary may not be so designated; provided further that immediately after giving effect to such designation, no default or Event of Default shall have occurred and be continuing. The Board of Directors may designate each Unrestricted Subsidiary to be a Subsidiary not more than one time during any 24-month period; provided that immediately after giving effect to such designation, no default or Event of Default shall have occurred and be continuing. Any such designation by the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions; provided that no Subsidiary of the Company shall be (and, if such Subsidiary is an Unrestricted Subsidiary, it shall immediately cease to be) an Unrestricted Subsidiary if, any time, the Company or any other Subsidiary of the Company shall create, incur, issue, assume, guarantee or in any other manner whatsoever be or become liable with respect to any claim against or any contractual obligation or indebtedness of, such Subsidiary.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company, Summit and the Underwriters, each of the Underwriters has severally agreed to purchase from the Co-Obligors, and the Co-Obligors have agreed to sell to each of the Underwriters, the principal amount of the Notes set forth opposite its name below. Pursuant to the Purchase Agreement, the Underwriters will be obligated to purchase all of the Notes if any are purchased.

                                                                                  PRINCIPAL
                                  UNDERWRITER                                       AMOUNT
- -------------------------------------------------------------------------------  ------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated......................................................  $
Donaldson, Lufkin & Jenrette Securities Corporation............................
Salomon Brothers Inc...........................................................
Citicorp Securities, Inc.......................................................
                                                                                 ------------
             Total.............................................................  $100,000,000
                                                                                  ===========

     The several Underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of   % of the
principal amount of the Notes. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of   % of the principal amount of the Notes to
certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     There is no public market for the Notes and the Co-Obligors do not intend to list the Notes on any securities exchange or for quotation through NASDAQ. The Co-Obligors have been advised by the Underwriters that, following the completion of the offering of the Notes, the Underwriters presently intend to make a market in the Notes. However, the Underwriters are under no obligation to do so and may discontinue any market making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the Notes may be adversely affected.

     The Co-Obligors have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Each of the Underwriters, from time to time, performs investment banking and other financial services for the Company.

                                 LEGAL MATTERS

     Certain legal matters as to the validity of the Notes offered hereby will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, New York, New York and Ronald P. Soltman, Esq., General Counsel for the Company. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Dewey Ballantine, New York, New York. Mr. Soltman currently has options to purchase 30,000 shares of the Company's common stock.

                                    EXPERTS

     The consolidated financial statements and schedules of OrNda HealthCorp at August 31, 1993 and 1992, and for each of the three years in the period ended August 31, 1993, appearing in OrNda HealthCorp's Current Report on Form 8-K dated July 11, 1994, and the consolidated financial statements and schedules of Summit Health Ltd. at June 30, 1993 and 1992 and for each of the three years in the period ended June 30, 1993, appearing in Summit Health Ltd.'s Annual Report (Form 10-K) for the year ended June 30, 1993 (with schedules) and OrNda HealthCorp's Current Report on Form 8-K dated July 11, 1994 (without schedules), have been audited by Ernst & Young, independent auditors, as set forth in their reports thereon included therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of Fountain Valley Medical Development Company for the years ended October 31, 1992 and 1993 included in this Prospectus and the Registration Statement have been audited by BDO Seidman, independent certified public accountants, as set forth in their report thereon included therein and are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company and Summit are subject to the informational requirements of the Exchange Act, and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company and Summit with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Room 3190, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information concerning the Company and Summit also may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act (File No. 0-11290) are incorporated in this Prospectus by reference and are made a part hereof:

          (1) Annual Report on Form 10-K for the fiscal year ended August 31, 1993 as amended by Form 10-K/A No. 1, filed on December 23, 1993, 10-K/A No. 2, filed on January 19, 1994, 10-K/A No. 3, filed on March 11, 1994, and 10-K/A No. 4, filed on March 14, 1994.

          (2) Current Report on Form 8-K dated December 2, 1993.

          (3) Quarterly Report on Form 10-Q for the quarter ended November 30, 1993 as amended by Form 10-Q/A No. 1, filed on March 11, 1994.

          (4) Current Report on Form 8-K dated July 1, 1993 as amended by Form 8-K/A No. 1, filed on September 13, 1993, Form 8-K/A No. 2, filed on February 7, 1994, and Form 8-K/A No. 3, filed on March 11, 1994.

          (5) Quarterly Report on Form 10-Q for the quarter ended February 28, 1994.

          (6) Current Report on Form 8-K dated March 7, 1994.

          (7) Current Report on Form 8-K dated April 19, 1994.

          (8) Current Report on Form 8-K dated May 5, 1994.

          (9) Current Report on Form 8-K dated June 7, 1994.

          (10) Current Report on Form 8-K dated July 1, 1994.

          (11) Current Report on Form 8-K dated July 11, 1994.

          (12) The Company's Proxy Statement/Prospectus contained in the Company's Registration Statement on Form S-4 (file no. 33-76452) filed with the Commission on March 14, 1994.

          (13) Quarterly Report on Form 10-Q for the quarter ended May 31, 1994.

     The following documents filed by Summit with the Commission pursuant to the Exchange Act (File No. 0-11479) are incorporated in this Prospectus by reference and made a part hereof:

          (1) Annual Report on Form 10-K for the fiscal year ended June 30,
     1993.

          (2) Quarterly Report on Form 10-Q for the quarterly periods ended September 30, 1993, December 31, 1993 and March 31, 1994.

          (3) Current Report on Form 8-K dated December 2, 1993.

          (4) Current Report on Form 8-K dated April 19, 1994.

     All documents filed by the Company and Summit with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon oral or written request, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Written or telephone requests should be directed to OrNda HealthCorp, 3401 West End Ave., Suite 700, Nashville, Tennessee 37203, Attention: Secretary (telephone (615) 383-8599).

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
  Unaudited Pro Forma Condensed Combined Balance Sheet................................   P-1
  Notes to Unaudited Pro Forma Condensed Combined Balance Sheet.......................   P-2
  Unaudited Pro Forma Condensed Combined Income Statement for the Nine Months Ended
     May 31, 1994.....................................................................   P-4
  Unaudited Pro Forma Condensed Combined Income Statement for the Year Ended August
     31, 1993.........................................................................   P-5
  Notes to Unaudited Pro Forma Condensed Combined Income Statement....................   P-6
ORNDA HEALTHCORP
Interim (Unaudited)
  Condensed Consolidated Statements of Operations for the Three Months and the Nine
     Months Ended May 31, 1993 and 1994...............................................   F-1
  Condensed Consolidated Balance Sheets as of August 31, 1993 and May 31, 1994........   F-2
  Condensed Consolidated Statements of Cash Flows for the Nine Months Ended May 31,
     1993 and 1994....................................................................   F-3
  Notes to Condensed Consolidated Financial Statements................................   F-4
  Management's Discussion and Analysis of Financial Condition and Results of
     Operations.......................................................................  F-10
FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY
Interim (Unaudited)
  Consolidated Statements of Income for the Six Months Ended April 30, 1993 and
     1994.............................................................................  F-14
  Consolidated Balance Sheets as of October 31, 1993 and April 30, 1994...............  F-15
  Consolidated Statements of Cash Flows for the Six Months Ended April 30, 1993 and
     1994.............................................................................  F-16
  Notes to Consolidated Financial Statements..........................................  F-17
Annual
  Report of Independent Auditors......................................................  F-18
  Consolidated Balance Sheets as of October 31, 1993 and 1992.........................  F-19
  Consolidated Statements of Income for the Years Ended October 31, 1993 and 1992.....  F-20
  Consolidated Statements of Partners' Equity for the Years Ended October 31, 1993 and
     1992.............................................................................  F-21
  Consolidated Statements of Cash Flows for the Years Ended October 31, 1993 and
     1992.............................................................................  F-22
  Summary of Accounting Policies......................................................  F-23
  Notes to Consolidated Financial Statements..........................................  F-25

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

     The pro forma condensed combined balance sheet gives effect to the Mergers, the proposed acquisition of Fountain Valley, the Offering and the use of proceeds therefrom and assumes the repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer by combining (i) the balance sheet of the Company at May 31, 1994; and (ii) the balance sheet of Fountain Valley at April 30, 1994. The pro forma condensed combined balance sheet gives effect to the Summit Merger at April 19, 1994 and all other transactions as if they had been consummated on May 31, 1994. Because the Company accounted for the AHM Merger as a pooling-of-interests transaction, the Company's historical financial data include AHM's balance sheet data and results of operations for all periods presented. The pro forma condensed combined balance sheet is presented for comparative purposes only and is not necessarily indicative of what the combined financial position would have been had the transactions assumed therein in fact occurred at the times assumed. The pro forma condensed combined balance sheet should be read in conjunction with the respective historical financial statements of the Company, Summit and Fountain Valley incorporated by reference or included herewith.

                                         ORNDA      FOUNTAIN VALLEY   FOUNTAIN VALLEY    OFFERING
                                        MAY 31,        APRIL 30,         PRO FORMA       PRO FORMA       PRO FORMA
                                          1994           1994           ADJUSTMENTS     ADJUSTMENTS       COMBINED
                                       ----------   ---------------   ---------------   -----------      ----------
                                                                      (IN THOUSANDS)
                                                      ASSETS
CURRENT ASSETS
Cash and cash equivalents............  $   16,342       $ 5,978           $89,022(1)     $  (4,000)(5)   $   12,342
                                                                          (95,000)(2)
Patients accounts receivable net of
  allowance for uncollectibles.......     268,922        21,628                --               --          290,550
Supplies, at cost....................      26,620         1,713                --               --           28,333
Other................................      50,506         3,776            (1,523)(2)           --           52,759
                                       ----------   ---------------   ---------------   -----------      ----------
         Total current assets........     362,390        33,095            (7,501)          (4,000)         383,984
Property plant and equipment, net of
  accumulated depreciation and
  amortization.......................   1,020,946        46,456            45,841(2)                      1,113,243
Investments in Houston Northwest
  Medical Center.....................      80,947            --                --               --           80,947
Goodwill, net of accumulated
  amortization.......................     266,954            --                --               --          266,954
Other assets.........................      58,467         2,763             3,000(1)        (3,500)(4)       61,857
                                                                           (2,873)(2)        4,000(5)
                                       ----------   ---------------   ---------------   -----------      ----------
         TOTAL ASSETS................  $1,789,704       $82,314           $38,467        $  (3,500)      $1,906,985
                                       ==========   ==============    ==============    ===========      ==========
                                       LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accrued expenses and other
  liabilities........................  $  302,698       $15,185           $ 3,500(2)            --       $  321,383
Current maturities of long-term
  debt...............................       7,368         4,886            (3,190)(2)           --            9,064
                                       ----------   ---------------   ---------------   -----------      ----------
         Total current liabilities...     310,066        20,071               310               --          330,447
Long-term debt.......................   1,015,000        51,134            92,022(1)       100,000(3)     1,110,558
                                                                          (47,598)(2)     (100,000)(3)
Other liabilities....................      99,126         4,842                                             103,968
Shareholders' equity(6)..............     365,512         6,267            (6,267)(2)       (3,500)(4)      362,012
                                       ----------   ---------------   ---------------   -----------      ----------
         TOTAL LIABILITIES AND
           SHAREHOLDERS' EQUITY......  $1,789,704       $82,314           $38,467        $  (3,500)      $1,906,985
                                       ==========   ==============    ==============    ===========      ==========

       See notes to unaudited pro forma condensed combined balance sheet.

                          NOTES TO UNAUDITED PRO FORMA
                        CONDENSED COMBINED BALANCE SHEET

NOTE 1

     To record the incremental borrowing related to the Fountain Valley acquisition as follows (in thousands):

    Cash for acquisition of assets.............................................  $95,000
    Cash for transaction costs.................................................    3,000
    Less Fountain Valley's cash................................................   (5,978)
                                                                                 -------
      Additional debt adjustment...............................................   92,022
    Less cash paid for transaction costs.......................................   (3,000)
                                                                                 -------
      Net cash adjustment......................................................  $89,022
                                                                                 =======

NOTE 2

     To record the purchase of Fountain Valley common stock including the adjustment of Fountain Valley's balance sheet to reflect assets acquired by the Company (in thousands).

    Cash used to acquire Fountain Valley...............................            $95,000
    Less adjustments of Fountain Valley's historical balances of assets and liabilities to fair value:
      Prepaids.........................................................    1,523
      Property, plant and equipment, net...............................  (45,841)
      Other assets.....................................................    2,873
      Accrued expenses and other liabilities...........................    3,500
      Current maturities of long-term debt.............................   (3,190)
      Long-term debt...................................................  (47,598)
      Partners' capital................................................   (6,267)  (95,000)
                                                                         -------   -------
    To record excess cost of the net assets acquired from Fountain
      Valley over fair market value....................................            $     0
                                                                                   =======

NOTE 3

     To record the issuance of the Notes and repayment of existing indebtedness (in thousands):

    Issuance of the Notes....................................................  $ 100,000
    Repurchase of the 10 1/4% Notes..........................................   (100,000)
                                                                               ---------
              Net increase in debt...........................................         --
                                                                               =========

     The pro forma condensed combined balance sheet assumes the Company's repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer. As of July 18, 1994, the expiration date of the Change of Control Offer, 99.3% of the 10 1/4% Notes have been tendered and were purchased by the Company on July 19, 1994 pursuant to the Change of Control Offer. The difference between the amount tendered and the amount assumed in the pro forma adjustment has an immaterial impact on the pro forma condensed combined balance sheet.

NOTE 4

     To write-off $3.5 million of debt issuance costs related to the 10 1/4% Notes.

                          NOTES TO UNAUDITED PRO FORMA
                CONDENSED COMBINED BALANCE SHEET -- (CONTINUED)

NOTE 5

    Payment of debt issue costs relating to the Notes (in thousands)............  $3,000
    Payment of premium upon repurchase of the 10 1/4% Notes (in thousands)......   1,000
                                                                                  ------
                                                                                  $4,000
                                                                                  ======

NOTE 6

     As of May 31, 1994, the Company had 1.3 million shares of $.01 par value Payable In Kind Cumulative Redeemable Convertible Preferred Stock (the "PIK Preferred Stock") outstanding with an aggregate liquidation value of $19.3 million. Although the Company has received a financing commitment to enable the Company to redeem the PIK Preferred Stock, the Company has not decided whether to redeem the PIK Preferred Stock. Moreover, the PIK Preferred Stock is convertible into the Company's Common Stock on a share for share basis. Accordingly, because the PIK Preferred Stock redemption price is $15 per share, the Company believes that if the Company's Common Stock price exceeds $15 per share on the redemption date the holders of PIK Preferred Stock will convert into the Company's Common Stock rather than accept the redemption price.

     If the financing commitment were utilized, pro forma long-term debt would increase approximately $19.3 million and shareholders' equity would be reduced $19.3 million. If the holders of PIK Preferred Stock convert to the Company's Common Stock, the components of shareholders' equity change but total pro forma shareholders' equity would not change. The redemption of the PIK Preferred Stock or the conversion of the PIK Preferred Stock into the Company's Common Stock would not have a material impact on pro forma income.

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
                     FOR THE NINE MONTHS ENDED MAY 31, 1994

     The pro forma condensed combined income statement for the nine months ended May 31, 1994 gives effect to the proposed acquisition of Fountain Valley, the Mergers, the Offering and the use of proceeds therefrom and assumes the repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer as if such transactions had occurred on September 1, 1992 by combining (i) the results of operations of the Company for the nine months ended May 31, 1994 (which, because the Company accounted for the AHM Merger as a pooling-of-interests transaction, includes the results of operations of AHM); (ii) the results of operations of Summit for the nine months ended March 31, 1994 (as adjusted to exclude the 43 days included in the results of operations for OrNda), applying the purchase method of accounting; and (iii) the results of operations of the Company for the nine months ended May 31, 1994 and the results of operations of Fountain Valley for the nine months ended April 30, 1994, applying the purchase method of accounting. This pro forma condensed combined income statement is presented for comparative purposes only and is not necessarily indicative of the combined results of operations in the future or of what the combined results of operations would have been had the transactions assumed therein been consummated during the period for which this statement is presented. Pro forma earnings per common and common equivalent share and pro forma weighted average shares outstanding give effect to the exchange of AHM and Summit shares of common stock and common stock equivalents for the Company's Common Stock and Common Stock equivalents as described by the respective merger agreements. In addition, the pro forma condensed combined income statement does not give effect to the cost savings, if any, which may be realized by the Company after consummation of the Mergers or the proposed acquisition of Fountain Valley. This pro forma condensed combined income statement should be read in conjunction with the historical financial statements and notes thereto of the Company and Summit incorporated by reference herein, and those of Fountain Valley included herewith.

                              SUMMIT
                            NINE MONTHS                                 FOUNTAIN
                               ENDED                                     VALLEY
                             MARCH 31,                      ORNDA      NINE MONTHS    FOUNTAIN
                   ORNDA       1994        SUMMIT           SUMMIT        ENDED        VALLEY          OFFERING           PRO
                    PRO         (AS       PRO FORMA       PRO FORMA     APRIL 30,     PRO FORMA        PRO FORMA         FORMA
                   FORMA     ADJUSTED)   ADJUSTMENTS       COMBINED       1994       ADJUSTMENTS      ADJUSTMENTS       COMBINED
                  --------  -----------  -----------      ----------   -----------   -----------      -----------      ----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total revenue.... $882,917   $ 353,086    $ (71,725)(6)   $1,164,278     $92,062            --              --         $1,256,340
Costs and
  expenses
  Operating
    expenses.....  697,537     291,681       (6,739)(5)      922,482      75,975         3,150(7)           --          1,001,607
                                            (59,997)(6)
  Provision for
    doubtful
    accounts.....   57,443      15,041         (640)(6)       71,844       1,718            --              --             73,562
  Depreciation
    and
  amortization...   45,918      13,264        6,721(2)        63,756       6,234        (3,284)(2)         (30)(2)         66,676
                                             (2,147)(6)
  Interest
    expense......   59,331       6,088       13,520(3)        74,748       3,723         2,033(3)          469(3)          80,973
                                             (4,191)(6)
  Interest
    income.......   (2,032)     (1,228)        (428)(6)       (3,382)       (185)          112(3)           --             (3,455)
                                                306(3)
  Minority
    interest.....    4,230       2,138       (2,138)(6)        4,230          --            --              --              4,230
  Special
    executive
  compensation...    2,530          --           --            2,530          --            --              --              2,530
  Loss on sale of
    asset........    9,761          --           --            9,761          --            --              --              9,761
                  --------  -----------  -----------      ----------   -----------   -----------      -----------      ----------
                     8,199      26,102      (15,992)          18,309       4,597        (2,011)           (439)            20,456
Loss from
  investment in
  Houston
  Northwest
  Medical
  Center.........     (136)         --           --             (136)         --            --              --               (136)
                  --------  -----------  -----------      ----------   -----------   -----------      -----------      ----------
Income (loss)
  from continuing
  operations
  before income
  tax expense....    8,063      26,102      (15,992)          18,173       4,597        (2,011)           (439)            20,320
Income tax
  expense........    1,048      14,759       (7,779)(4)        5,180          --           517(4)          (88)(4)          5,609
                                             (2,848)(6)
                  --------  -----------  -----------      ----------   -----------   -----------      -----------      ----------
Income from
  continuing
  operations.....    7,015      11,343       (5,365)          12,993       4,597        (2,528)           (351)            14,711
Preferred stock
  dividend
  requirements...   (1,462)         --           --           (1,462)         --            --              --             (1,462)
                  --------  -----------  -----------      ----------   -----------   -----------      -----------      ----------
Income from
  continuing
  operations
  applicable to
  common and
  common
  equivalent
  shares......... $  5,553   $  11,343    $  (5,365)      $   11,531     $ 4,597       $(2,528)          $(351)        $   13,249
                  ========   =========     ========        =========   =========      ========        ========          =========
Earnings per
  common and
  common
  equivalent
  shares from
  continuing
  operations..... $  (0.15)  $    0.33                    $     0.26                                                   $     0.30
                  ========   =========                     =========                                                    =========
Shares used in
  earnings per
  common share
  and common
  equivalent
  share
  computations
  (in
  thousands).....   36,047      33,870                        44,398                                                       44,398

     See notes to unaudited pro forma condensed combined income statement.

            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
                       FOR THE YEAR ENDED AUGUST 31, 1993

    The pro forma condensed combined income statement for the fiscal year ended August 31, 1993 gives effect to the proposed acquisition of Fountain Valley, the Mergers, the Offering and the use of proceeds therefrom and assumes the repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer as if such transactions had occurred on September 1, 1992 by combining (i) the results of operations of the Company for the fiscal year ended August 31, 1993 (adjusted on the pro forma basis to include the acquisition of Florida Medical Center as described below))
(ii) the results of operations of the Company for the fiscal year ended August 31, 1993 (adjusted as described below) and the results of operations of Summit for the fiscal year ended June 30, 1993, applying the purchase method of accounting; and, (iii) the results of operations of the Company for the fiscal year ended August 31, 1993 (adjusted as described below) and the results of operations of Fountain Valley for the fiscal year ended October 31, 1993, applying the purchase method of accounting. Because the Company accounted for the AHM Merger as a pooling-of-interests transaction, the historical financial data of the Company includes the results of operations of AHM for all periods presented. This pro forma condensed combined income statement is presented for comparative purposes only and is not necessarily indicative of the combined results of operations in the future or of what the combined results of operations would have been had the transaction assumed therein been consummated during the period for which this statement is presented. Pro forma earnings per common and common equivalent share and pro forma weighted average shares outstanding give effect to the exchange of AHM and Summit shares of common stock and common stock equivalents for the Company's Common Stock and Common Stock equivalents as described by the respective merger agreements. In addition, the pro forma condensed combined income statement does not give effect to the cost savings, if any, which may be realized by the Company after consummation of the Mergers.

    The Company acquired Florida Medical Center on June 30, 1993 in a transaction accounted for as a purchase. The Company's pro forma condensed combined income statement for the year ended August 31, 1993 reflects the operating results of the Company for the fiscal year ended August 31, 1993 as if the acquisition of Florida Medical Center had occurred on September 1, 1992.

    This pro forma condensed combined income statement should be read in conjunction with the historical financial statements and notes thereto of the Company and Summit incorporated by reference herein, and those of Fountain Valley included herewith.

                                                                     FOUNTAIN
                             SUMMIT                       ORNDA       VALLEY
                           YEAR ENDED  SUMMIT PRO         SUMMIT    YEAR ENDED   FOUNTAIN VALLEY       OFFERING
                 ORNDA      JUNE 30,      FORMA         PRO FORMA   OCTOBER 31,     PRO FORMA          PRO FORMA       PRO FORMA
               PRO FORMA      1993     ADJUSTMENTS       COMBINED      1993        ADJUSTMENTS        ADJUSTMENTS       COMBINED
               ----------  ----------  -----------      ----------  -----------  ---------------      -----------      ----------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Total
  revenue..... $1,060,662   $508,504    $ (83,992)(6)   $1,485,174   $  120,777           --                           $1,605,951
Costs and
  expenses
  Operating
   expenses...    842,065    425,242       (8,985)(5)    1,186,499       96,477        4,200(7)                         1,287,176
                                          (71,823)(6)
  Provision
    for
    doubtful
   accounts...     69,729     23,113         (534)(6)       92,308        2,738           --                               95,046
  Depreciation
    and
    amortization...52,093     19,185        8,962(2)        77,932        8,131       (4,379)(2)           (40)(2)         81,644
                                           (2,308)(6)
  Interest
    expense...     75,511      7,377       18,027(3)        98,663        4,980        2,710(3)            625(3)         106,978
                                           (2,252)(6)
  Interest
    income....     (3,380)    (1,605)        (408)(6)       (4,984)        (280)         149(3)                            (5,115)
                                              409(3)
  Minority
   interest...      4,601      2,421       (2,421)(6)        4,601           --           --                                4,601
               ----------  ----------  -----------      ----------  -----------      -------          -----------      ----------
                   20,043     32,771      (22,659)          30,155        8,731       (2,680)             (585)            35,621
Income from
  investments
  in Houston
  Northwest
  Medical
  Center......        173         --           --              173           --           --                --                173
               ----------  ----------  -----------      ----------  -----------      -------          -----------      ----------
Income from
  continuing
  operations
  before
  income tax
  expense.....     20,216     32,771      (22,659)         30,328        8,731        (2,680)             (585)            35,794
Income tax
  expense.....      1,129     14,201       (7,875)(4)        4,338          754          456(4)           (117)(4)          5,431
                                           (3,117)(6)
               ----------  ----------  -----------      ----------  -----------      -------          -----------      ----------
Income from
  continuing
 operations...     19,087     18,570      (11,667)          25,990        7,977       (3,136)             (468)            30,363
Preferred
  stock
  dividend
  requirements...  (1,699)        --           --           (1,699)          --           --                --             (1,699)
               ----------  ----------  -----------      ----------  -----------      -------          -----------      ----------
Income from
  continuing
  operations
  applicable
  to common
  and common
  equivalent
  shares...... $   17,388   $ 18,570    $ (11,667)      $   24,291   $    7,977      $(3,136)            $(468)        $   28,664
                =========   ========     ========        =========     ========    ===========          ========          =========
Earnings per
  common and
  common
  equivalent
  share from
  continuing
 operations... $     0.50   $   0.56                    $     0.57                                                     $     0.67
                =========   ========                     =========                                                      =========
Shares used in
  earnings per
  common and
  common
  equivalent
  share
  computations
  (in
 thousands)...     34,960     33,201                        42,560                                                         42,560

     See notes to unaudited pro forma condensed combined income statement.

                          NOTES TO UNAUDITED PRO FORMA
                      CONDENSED COMBINED INCOME STATEMENT

NOTE 1

     The Company will continue to report its financial information on a fiscal year basis ending on August 31. The Summit and Fountain Valley results of operations, which are included in the accompanying unaudited pro forma condensed combined income statement, have been presented on a fiscal year basis ending on June 30 and October 31, respectively.

     The pro forma condensed combined income statement assumes the Company's repurchase of 100% of the aggregate outstanding principal amount of the 10 1/4% Notes pursuant to the Change of Control Offer. As of July 18, 1994, the expiration date of the Change of Control Offer, 99.3% of the 10 1/4% Notes have been tendered and were purchased by the Company on July 19, 1994 pursuant to the Change of Control Offer. The difference between the amount tendered and the amount assumed in the pro forma adjustment has an immaterial impact on the pro forma condensed combined income statement.

     The Company acquired Florida Medical Center on June 30, 1993, for an aggregate purchase price of $113.1 million. The unaudited pro forma condensed combined income statement for the year ended August 31, 1993, reflects the pro forma operations of the Company as if its acquisition of Florida Medical Center had occurred on September 1, 1992. The historical results of Florida Medical Center have been adjusted using purchase accounting to give effect to the acquisition by the Company and to eliminate the effect of significant nonrecurring transactions.

     The following combined unaudited pro forma condensed income statement for the year ended August 31, 1993 presents the historical operations of the Company, and the incremental pro forma operations of Florida Medical Center as if the acquisition of Florida Medical Center by the Company had occurred on September 1, 1992.

                  ORNDA HEALTHCORP AND FLORIDA MEDICAL CENTER
            UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
                       FOR THE YEAR ENDED AUGUST 31, 1993

                                                                             FLORIDA
                                                               ORNDA      MEDICAL CENTER     ORNDA
                                                             HISTORICAL     PRO FORMA      PRO FORMA
                                                             ----------   --------------   ----------
                                                                          (IN THOUSANDS)
Total revenue..............................................   $ 961,795      $ 98,867      $1,060,662
Cost and Expenses
  Operating expenses.......................................     765,743        76,322         842,065
  Provision for doubtful accounts..........................      63,907         5,822          69,729
  Depreciation and amortization............................      47,669         4,424          52,093
  Interest expense.........................................      68,660         6,851          75,511
  Interest income..........................................      (3,380)           --          (3,380)
  Minority interest........................................       4,601             --          4,601
                                                             ----------   --------------   ----------
                                                                 14,595         5,448          20,043
Income from investments in Houston Northwest Medical
  Center...................................................         173            --             173
                                                             ----------   --------------   ----------
Income from continuing operations before income tax
  expense..................................................      14,768         5,448          20,216
Income tax expense.........................................       1,129            --           1,129
                                                             ----------   --------------   ----------
Income from continuing operations..........................      13,639         5,448          19,087
Preferred stock dividend requirement.......................      (1,699)           --          (1,699)
                                                             ----------   --------------   ----------
Income (loss) from continuing operations applicable to
  common and common equivalent shares......................   $  11,940      $  5,448          17,388
                                                               ========   ===========       =========
Earnings (loss) per common and common equivalent share from
  continuing operations....................................   $   (0.34)                   $     0.50
                                                               ========                     =========
Shares used in earnings (loss) per common and common
  equivalent share computation (in thousands)..............      34,960                        34,960

                          NOTES TO UNAUDITED PRO FORMA
               CONDENSED COMBINED INCOME STATEMENT -- (CONTINUED)

NOTE 2

     To adjust amortization for the Summit Merger as follows:

                                                                   FOR THE NINE    FOR THE YEAR
                                                                   MONTHS ENDED       ENDED
                                                                     MAY 31,        AUGUST 31,
                                                                       1994            1993
                                                                   ------------    ------------
                                                                          (IN THOUSANDS)
    To record amortization related to the $190.1 million increase in excess of costs of net assets acquired over fair value
      for Summit assuming a 30 year life.........................     $4,752          $6,337
    To record amortization on the $6 million increase in deferred
      financing costs assuming a 6 year life.....................        750           1,000
    To record depreciation on the $65 million of properties
      acquired, net of land costs, assuming a 30 year life.......      1,219           1,625
                                                                   ------------    ------------
                                                                      $6,721          $8,962
                                                                   =========       =========

     The pro forma condensed combined income statement assumes that the net assets acquired from Summit over fair market value will be amortized over 30 years. The amortization period was determined based upon the estimated economic life of the property, plant, and equipment acquired. The Company evaluates the amortization period of intangible assets on an annual basis.

     To adjust amortization for the proposed acquisition of Fountain Valley as follows:

                                                                                   FOR THE YEAR
                                                                  FOR THE NINE        ENDED
                                                                  MONTHS ENDED      AUGUST 31,
                                                                  MAY 31, 1994         1993
                                                                  ------------     ------------
                                                                         (IN THOUSANDS)
    To record amortization on the $2 million increase in
      deferred financing costs assuming a 6 year life...........    $    250         $    333
    To adjust depreciation on the $46 million of properties to
      be acquired assuming lives between 7 and 30 years.........      (3,534)          (4,712)
                                                                  ------------     ------------
                                                                    $ (3,284)        $ (4,379)
                                                                   =========        =========

     To adjust amortization for the issuance of the Notes:

    To record amortization on the $3 million increase in
      deferred financing costs assuming a 10 year life..........     $  225           $ 300
    To eliminate amortization on the 10 1/4% Notes..............       (255)           (340)
                                                                  ------------     -----------
                                                                     $  (30)          $ (40)
                                                                  =========        =========

                          NOTES TO UNAUDITED PRO FORMA
               CONDENSED COMBINED INCOME STATEMENT -- (CONTINUED)

NOTE 3

     To adjust interest expense for the Summit Merger as follows:

                                                                   FOR THE NINE    FOR THE YEAR
                                                                   MONTHS ENDED       ENDED
                                                                     MAY 31,        AUGUST 31,
                                                                       1994            1993
                                                                   ------------    ------------
                                                                          (IN THOUSANDS)
    To record interest on borrowings of $269.1 million related to the Bank Credit Facility (assumes a 6.7% interest rate) for the
      Summit merger..............................................    $ 13,520        $ 18,027
                                                                    =========       =========
    To eliminate interest income on excess Summit cash...........    $    306        $    409
                                                                    =========       =========

     To adjust interest expense for the proposed acquisition of Fountain Valley as follows:

                                                                   FOR THE NINE    FOR THE YEAR
                                                                   MONTHS ENDED       ENDED
                                                                     MAY 31,        AUGUST 31,
                                                                       1994            1993
                                                                   ------------    ------------
                                                                          (IN THOUSANDS)
    To record interest on borrowings of $92 million related to
      the Bank Credit Facility (assumes a 6.7% interest rate)....    $  4,624        $  6,165
    To eliminate historical interest expense related to Fountain
      Valley
      debt to be retired in connection with the acquisition......      (2,591)         (3,455)
                                                                   ------------    ------------
                                                                     $  2,033        $  2,710
                                                                    =========       =========
    To eliminate interest income on excess Fountain Valley
      cash.......................................................    $    112        $    149
                                                                    =========       =========

     To adjust interest expense for the issuance of the Notes:

    To record interest on the Notes (assumes a 10 5/8% interest
      rate)......................................................    $  7,969        $ 10,625
    To eliminate historical interest expense related to the
      10 1/4%
      Notes......................................................      (7,500)        (10,000)
                                                                   ------------    ------------
                                                                     $    469        $    625
                                                                    =========       =========

NOTE 4

     To record pro forma provision for income taxes on the pro forma adjustments at a statutory rate of 40% except for amortization adjustments related to excess costs of net assets acquired over fair value which will not be deductible for tax purposes and to adjust Summit tax rate for net operating loss utilization.

                          NOTES TO UNAUDITED PRO FORMA
               CONDENSED COMBINED INCOME STATEMENT -- (CONTINUED)

NOTE 5

     The pro forma financial statements give effect to the Company's acquisition of approximately $65 million (of a total of $85.4 million) of the Summit properties currently under lease. The Company entered into an agreement with a third party purchaser for approximately $20.4 million of the remaining real estate. The Company will lease such real estate from the third party under an operating lease agreement.

                                                                       FOR THE NINE    FOR THE YEAR
                                                                       MONTHS ENDED       ENDED
                                                                         MAY 31,        AUGUST 31,
                                                                           1994            1993
                                                                       ------------    ------------
                                                                              (IN THOUSANDS)
To eliminate operating lease expense under previous lease
  commitments........................................................    $ (8,307)       $(11,076)
To record new lease commitments (assumes a 10 1/4% interest rate)....       1,568           2,091
                                                                       ------------    ------------
                                                                         $ (6,739)       $ (8,985)
                                                                        =========       =========

NOTE 6

     To record the effect of accounting for the investment in Summit Care Corporation as if the 7 1/2% Notes are exchanged for Summit Care common stock as described below:

                                                                  FOR THE NINE    FOR THE YEAR
                                                                  MONTHS ENDED        ENDED
                                                                 MARCH 31, 1994   JUNE 30,1993
                                                                 --------------   -------------
                                                                         (IN THOUSANDS)
    Total revenues.............................................     $(71,725)       $ (83,992)
    Operating expenses.........................................      (59,997)         (71,823)
    Provision for doubtful accounts............................         (640)            (534)
    Depreciation and amortization..............................       (2,147)          (2,308)
    Interest expense...........................................       (4,191)          (2,252)
    Interest income............................................         (428)            (408)
    Minority interest..........................................       (2,138)          (2,421)
    Income tax.................................................       (2,848)          (3,117)

     $37.4 million aggregate principal amount of the 7 1/2% Notes which are exchangeable into Summit's 38.6% interest in the Summit Care common stock, were outstanding at May 31, 1994. The pro forma condensed combined income statements for the fiscal year ended August 31, 1993 and for the nine months ended May 31, 1994 give effect to the investment in Summit Care as if the holders of the 7 1/2% Notes exchanged for the Summit Care common stock on September 1, 1992.

NOTE 7

     The Company and Fountain Valley have entered into a preliminary agreement with a third party purchaser for approximately $40 million of the real estate to be acquired by the Company. If such sale is consummated, the Company would lease such real estate from the third party under an operating lease agreement.

                                                                                     FOR THE
                                                                     FOR THE NINE   YEAR ENDED
                                                                     MONTHS ENDED   AUGUST 31,
                                                                     MAY 31, 1994      1993
                                                                     ------------   ----------
                                                                          (IN THOUSANDS)
    To record $40 million of new lease commitments (assumes a
      10.50% interest rate)........................................     $3,150        $4,200
                                                                     =========      ========

                          NOTES TO UNAUDITED PRO FORMA
               CONDENSED COMBINED INCOME STATEMENT -- (CONTINUED)

NOTE 8

     No provision has been reflected in the unaudited pro forma condensed combined financial statements for expenses incurred by the Company and AHM in connection with the AHM Merger. These expenses, consisting primarily of amounts related to investment advisory and professional fees, expenses for printing and distributing proxy materials and certain severance and relocation costs have been estimated at $30 million (of which approximately $16 million is a cash expense) and were expensed upon completion of the AHM Merger.

                       ORNDA HEALTHCORP AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        THREE MONTHS ENDED     NINE MONTHS ENDED
                                                              MAY 31                MAY 31
                                                        -------------------   -------------------
                                                          1993       1994       1993       1994
                                                        --------   --------   --------   --------
TOTAL REVENUE.........................................  $245,820   $330,469   $702,551   $882,917
COSTS AND EXPENSES
  Operating expenses..................................   193,571    264,901    562,098    697,537
  Provision for doubtful accounts.....................    16,634     17,488     43,968     57,443
  Depreciation and amortization.......................    11,671     16,759     34,246     45,918
  Interest expense....................................    16,802     20,976     49,948     59,331
  Interest income.....................................      (887)      (815)    (3,167)    (2,032)
  Special executive compensation......................        --      1,043         --      2,530
  Merger transaction expenses.........................        --     29,992         --     29,992
  Loss on asset sale..................................        --      9,761         --      9,761
  Minority interest...................................     2,247      1,127      2,988      4,230
                                                        --------   --------   --------   --------
                                                           5,782    (30,763)    12,470    (21,793)
Income (loss) from investments in Houston Northwest
  Medical Center......................................      (691)     3,218       (775)      (136)
                                                        --------   --------   --------   --------
INCOME (LOSS) BEFORE INCOME TAX EXPENSE AND
  EXTRAORDINARY ITEM..................................     5,091    (27,545)    11,695    (21,929)
Income tax expense....................................       404        515        930      1,048
                                                        --------   --------   --------   --------
INCOME (LOSS) BEFORE EXTRAORDINARY
  ITEM................................................     4,687    (28,060)    10,765    (22,977)
Extraordinary item....................................        --      8,316         --      8,191
                                                        --------   --------   --------   --------
NET INCOME (LOSS).....................................     4,687    (36,376)    10,765    (31,168)
Preferred stock dividends.............................       430        550      1,259      1,462
                                                        --------   --------   --------   --------
Net income (loss) applicable to common shares.........  $  4,257   $(36,926)  $  9,506   $(32,630)
                                                        ========   ========   ========   ========
Net income (loss) per common and common equivalent
  share before extraordinary item.....................  $   0.12   $  (0.74)  $   0.27   $  (0.68)
                                                        ========   ========   ========   ========
Net income (loss) per common and common equivalent
  share...............................................  $   0.12   $  (0.95)  $   0.27   $  (0.91)
                                                        ========   ========   ========   ========

                          See the accompanying notes.

                       ORNDA HEALTHCORP AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                        AUGUST 31,    MAY 31,
                                                                           1993         1994
                                                                        ----------   ----------
                                                                         (NOTE 2)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents...........................................  $   25,914   $   16,342
  Patient accounts receivable net of allowance for uncollectibles of
     $47,289 at August 31, 1993 and $57,153 at May 31, 1994...........     180,604      268,922
  Supplies, at cost...................................................      18,533       26,620
  Other...............................................................      22,716       50,506
                                                                        ----------   ----------
     TOTAL CURRENT ASSETS.............................................     247,767      362,390
PROPERTY, PLANT AND EQUIPMENT, net....................................     803,994    1,020,946
INVESTMENTS IN HOUSTON NORTHWEST MEDICAL CENTER.......................      10,912       80,947
OTHER ASSETS..........................................................      64,058       58,467
GOODWILL, NET.........................................................      78,406      266,954
                                                                        ----------   ----------
                                                                        $1,205,137   $1,789,704
                                                                         =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Accrued expenses and other liabilities..............................  $  212,247   $  302,698
  Current maturities of long-term debt................................       9,347        7,368
                                                                        ----------   ----------
     TOTAL CURRENT LIABILITIES........................................     221,594      310,066
LONG-TERM DEBT........................................................     705,425    1,015,000
OTHER LIABILITIES.....................................................      66,010       99,126
SHAREHOLDERS EQUITY
  Convertible preferred stock; 10,000,000 authorized shares; 1,193,896 and 1,278,452 shares issued and outstanding at August 31, 1993
     and May 31, 1994, respectively...................................      18,062       19,341
  Common stock, $.01 par value; 100,000,000 authorized shares;
     34,483,433 and 43,161,743 issued and outstanding at August 31,
     1993 and May 31, 1994, respectively..............................         345          432
  Additional paid-in capital..........................................     299,137      403,751
  Retained deficit....................................................    (105,436)    (136,322)
  Unrealized gains on available-for-sale securities, net of tax.......          --       78,310
                                                                        ----------   ----------
                                                                           212,108      365,512
                                                                        ----------   ----------
                                                                        $1,205,137   $1,789,704
                                                                         =========    =========

                          See the accompanying notes.

                       ORNDA HEALTHCORP AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                                     NINE MONTHS ENDED
                                                                                          MAY 31,
                                                                                   ---------------------
                                                                                     1993         1994
                                                                                   --------     --------
OPERATING ACTIVITIES:
Net income (loss)................................................................  $ 10,765     $(31,168)
  Adjustments to reconcile net income (loss) to net cash used in operating activities:
         Non-cash portion of loss on investments in Houston Northwest Medical
          Center.................................................................     1,525        2,328
         Non-cash special executive compensation.................................        --        2,530
         Loss on sale of assets..................................................        --        9,761
         Extraordinary item......................................................        --        8,191
         Increase (decrease) to disposition reserve..............................       (99)          --
         Depreciation and amortization...........................................    34,246       45,918
         Provision for doubtful accounts.........................................    43,968       57,443
         Amortization of debt discount...........................................       977           82
         Changes in assets and liabilities net of effects from
          acquisitions/dispositions:
           Increase in net patient accounts receivable...........................   (68,771)     (81,660)
           Decrease (increase) in other current assets...........................    (2,269)      (5,933)
           Decrease (increase) in other assets...................................    (1,639)      (1,316)
           Increase (decrease) in accrued expenses and other liabilities.........    (9,235)      (8,424)
           (Decrease) increase in other liabilities..............................    (1,566)      (6,663)
                                                                                   --------     --------
      Net cash provided by (used in) operating activities........................     7,902       (8,911)
                                                                                   =========    =========
INVESTING ACTIVITIES:
  Purchase of Summit Health, Ltd. common stock and real estate...................        --     (256,671)
  Purchase of Golden Glades common stock, net of cash acquired of $1,011.........   (24,623)          --
  Capital expenditures...........................................................   (27,300)     (31,556)
  Decrease (increase) in restricted funds........................................       258           --
  Increase in notes receivable...................................................    (4,105)          --
  Payments received on long-term notes and other receivables.....................     5,014        4,865
  Other investing activities.....................................................    (3,852)     (17,038)
                                                                                   --------     --------
  Net cash used in investing activities..........................................   (54,608)    (300,400)
                                                                                   --------     --------
FINANCING ACTIVITIES:
  Issuance of stock..............................................................        44        3,489
  Refinancing of borrowings under term loan......................................      (372)          --
  Principal payments on long-term debt and term loan.............................   (11,505)     (13,243)
  Borrowings on notes payable....................................................        --      325,192
  Borrowings under revolving credit agreements...................................    56,337      200,097
  Payments on revolving credit agreements........................................   (54,447)    (215,796)
  Payment received on stockholder note receivable................................     7,740           --
                                                                                   --------     --------
         Net cash used in financing activities...................................    (2,203)     299,739
                                                                                   --------     --------
NET DECREASE IN CASH.............................................................   (48,909)      (9,572)
                                                                                   --------     --------
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...................................    60,908       25,914
                                                                                   --------     --------
CASH AND CASH EQUIVALENTS, END OF PERIOD.........................................  $ 11,999     $ 16,342
                                                                                   =========    =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest (net of amount capitalized).........................................  $ 58,569     $ 71,249
    Income taxes.................................................................     1,359          160
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES:
  Preferred stock dividends......................................................     1,259        1,462
  Capital lease obligations incurred.............................................     1,916          397
  Issuance of stock options......................................................        --        2,530
  Stock issued for acquisition of Golden Glades..................................     8,250           --
  Stock issued for acquisition of Summit Health, Ltd.............................        --       99,167

                          See the accompanying notes.

                       ORNDA HEALTHCORP AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
                                  MAY 31, 1994

NOTE 1 -- REPORTING ENTITY

     OrNda HealthCorp (the "Company" or "OrNda") is incorporated in the State of Delaware. On April 19, 1994, the Company exchanged shares of its common stock for all of the outstanding common stock of American Healthcare Management, Inc. ("AHM"), and merged AHM with and into OrNda. The transaction was accounted for as a pooling-of-interests and, accordingly, the accompanying condensed consolidated financial statements give retroactive effect to the merger and therefore include the combined operations of OrNda and AHM. (see Note 3). Also on April 19, 1994, the Company purchased all of the outstanding common stock of Summit Health Ltd. ("Summit") pursuant to a merger of SHL Acquisition Co., a wholly owned subsidiary of the Company, with and into Summit. The transaction was accounted for as a purchase (see Note 3).

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation. The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three-and nine-month periods ended May 31, 1994 are not necessarily indicative of the results that may be expected for the year ended August 31, 1994. For further information, refer to the consolidated financial statements and footnotes thereto included in OrNda's annual report on Form 10-K/A No. 4 for the year ended August 31, 1993 and AHM's annual reports on Forms 10-K, as amended, for the years ended December 31, 1993 and 1992.

     Earnings Per Share. The computation of earnings per share is based on the weighted average number of outstanding shares and dilutive equivalents outstanding during the period. Dilutive stock equivalents consist of stock options and warrants representing 1.0 million and 1.1 million equivalent shares for the three-and nine-month periods ended May 31, 1993, respectively. Prior year weighted average shares have been restated for the proportionate amount of AHM's weighted average shares outstanding (see Note 3).

NOTE 3 -- MERGER, ACQUISITION AND DISPOSITION TRANSACTIONS

     On April 19, 1994, the Company completed a merger with AHM, a health care services company engaged in the operation of general acute care hospitals. AHM owned or leased 16 hospitals in 9 states, with a total of 2,028 licensed beds. These hospitals provide a range of medical and surgical inpatient and outpatient services, with particular focus on primary care services such as obstetrics, pediatrics and minimally invasive and routine surgeries.

     The merger has been accounted for as a pooling of interests. Shareholders of AHM received 0.6 of a share of OrNda common stock, representing 16.6 million additional OrNda shares issued, in exchange for each share of AHM common stock held. The accompanying condensed consolidated financial statements give retroactive effect to the merger, combining operations of OrNda and AHM for all periods presented. Because each company had different fiscal year ends, AHM's net income for September 1993, representing $558,000, is included in reported net income both for the year ended August 31, 1993 and the nine months ended May 31, 1994. However, retained earnings appropriately reflects September 1993 net income for only one period. Further, only operating results of OrNda for the nine months ended May 31, 1993 were combined with operations of AHM for the nine months ended June 30, 1993. Consequently, the operating results of AHM for the month of September 1992 are excluded from reported results of the combined company for the nine

                       ORNDA HEALTHCORP AND SUBSIDIARIES
months ended May 31, 1993 and the operating results of AHM for the month of June 1993 are included. Following is a summary of AHM s operating results for those periods (in thousands).

                                                                      SEPTEMBER      JUNE
                                                                        1992         1993
                                                                      ---------     -------
    Total revenue...................................................   $25,566      $28,135
    Net income......................................................       559        1,038

     Following is a summary of the results of the separate operations of OrNda and AHM included in the combined results of operations for periods presented prior to the merger (in thousands):

                                                             ORNDA       AHM      CONSOLIDATED
                                                            --------   --------   ------------
    One month ended March 31, 1994:
      Total revenue.......................................  $ 76,204   $ 30,923     $107,127
      Net income..........................................     2,619      1,415        4,034
    Seven months ended March 31, 1994:
      Total revenues......................................  $454,531   $205,044     $659,575
      Net income..........................................     1,696      7,546        9,242
    Three months ended May 31, 1993:
      Total revenues......................................  $161,319   $ 84,501     $245,820
      Net income..........................................       785      3,902        4,687
    Nine months ended May 31, 1993:
      Total revenues......................................  $450,529   $252,022     $702,551
      Net income (loss)...................................      (807)    11,572       10,765

     In the third quarter of 1994, the Company recorded the following nonrecurring charges in connection with the AHM merger (in thousands):

                                                                 CASH     NONCASH
                                                                EXPENSE   EXPENSE    TOTAL
                                                                -------   -------   -------
    Employee benefit and certain severance actions............  $ 8,456   $   999   $ 9,455
    Investment advisory and professional fees.................    6,077        --     6,077
    Costs of information systems consolidations primarily
      related to the write-down of assets.....................    1,000    10,260    11,260
    Other.....................................................    1,293     1,907     3,200
                                                                -------   -------   -------
                                                                $16,826   $13,166   $29,992
                                                                =======   =======   =======

     On April 19, 1994, the Company completed a merger with Summit, a health care services company engaged in the operation of (i) general acute care hospitals, (ii) a managed care entity contracting to provide services to the Arizona Health Care Cost Containment System, and (iii) outpatient surgery centers. Summit owned or leased 12 acute care hospitals in 4 states with a total of 1,611 licensed beds. These hospitals provide general health care services, including operating and recovery rooms, diagnostic radiology, intensive care and coronary care, outpatient services and emergency departments, pharmacies, clinical laboratories and rehabilitative therapy.

     The merger has been accounted for as a purchase and, accordingly, the condensed consolidated financial statements give effect to and include the combined operations of the Company and Summit as of the date of the acquisition. Summit shareholders received $5.50 in cash and 0.2157 shares of OrNda common stock for each share of Summit common stock held, representing $192.1 million of cash paid and 7.5 million additional OrNda shares issued. Furthermore, OrNda assumed or paid $21.9 million of Summit s debt resulting in a total

                       ORNDA HEALTHCORP AND SUBSIDIARIES
acquisition cost of approximately $313.2 million. In connection with the merger with Summit, $190.1 million of goodwill was recorded by OrNda. This amount is being amortized over a period of 30 years.

     In connection with the mergers, the Company changed the methodologies used by the previously separate companies to calculate the allowance for doubtful accounts to conform OrNda and AHM to a single method. The Company also changed the methodology for recognition of charity care expense. As a result of these changes, the operations of the Company for the three months ended May 31, 1994 were favorably impacted by $3.3 million.

     On June 30, 1993, the Company acquired Florida Medical Center, a 459 licensed-bed hospital in Fort Lauderdale Florida, for $113.1 million in cash in a transaction accounted for as a purchase.

     Pro forma results of operations for the year ended August 31, 1993 and the nine months ended May 31, 1994 assuming the Summit merger and FMC acquisition were completed September 1, 1992, and excluding $30.0 million of expenses directly attributable to the merger transaction, are presented below (in thousands, except per share data).

                                                               YEAR ENDED   NINE MONTHS ENDED
                                                               AUGUST 31,        MAY 31,
                                                                  1993            1994
                                                               ----------   -----------------
    Total revenue............................................  $1,485,175      $ 1,164,278
    Income from continuing operations........................      22,946           13,339
    Income from continuing operations applicable to common
      shares.................................................      21,247           11,877
    Income from continuing operations applicable to common
      equivalent shares......................................  $     0.50      $      0.27

     Effective in the third quarter of 1994, the Company's management decided upon a plan of disposition to sell Decatur Hospital, a 120-bed acute care hospital located in Decatur, Georgia. Losses relating to the future operations of the hospital and the loss on sale totalling $9.8 million were recorded in the third quarter of 1994. On June 10, 1994, the Company completed the sale of the property, equipment and inventory of the hospital for $6.0 million in cash.

NOTE 4 -- LONG-TERM DEBT

     A summary of long-term debt follows (in thousands):

                                                                     AUGUST 31,    MAY 31,
                                                                        1993         1994
                                                                     ----------   ----------
    Parent Company:
      Senior Credit Facilities:
         Revolving Credit Facilities...............................   $ 103,200   $   58,200
         Term Loans................................................      42,500      393,500
      12.25% Senior Subordinated Notes due 2002....................     400,000      400,000
      10.25% Senior Subordinated Notes due 2003....................     100,000      100,000
    Subsidiaries:
      Secured Debt -- other (including capitalized leases); rates, generally fixed, average 11.9%; payable in periodic
         installments through 2004.................................      69,072       70,668
                                                                     ----------   ----------
                                                                        714,772    1,022,368
    Less current portions..........................................       9,347        7,368
                                                                     ----------   ----------
                                                                      $ 705,425   $1,015,000
                                                                       ========    =========

     On April 19, 1994 the Company entered into a Credit, Security, Guarantee and Pledge Agreement (the "Credit Agreement") with a syndicate of lenders to borrow up to $700 million, of which $451.7 million was

                       ORNDA HEALTHCORP AND SUBSIDIARIES
outstanding on May 31, 1994 and of which commitment availability had been reduced by $13.5 million as a result of issued letters of credit. The proceeds were used to (i) repay $159.6 million of previously outstanding senior secured debt; (ii) pay for $192.1 million representing the cash portion of the purchase price for all of the outstanding shares of Summit Health Ltd.; (iii) acquire real estate previously leased by Summit Health Ltd., for $65.0 million; (iv) repay $9.1 million of subsidiary indebtedness; and, (v) pay transaction fees and expenses. In connection with the extinguishment of the previously outstanding senior secured debt, the Company recorded an extraordinary loss of $8.3 million, net of income tax benefit of $251,000, primarily as a result of the elimination of related debt issuance costs.

     The Credit Agreement consists of the following facilities (the "Senior Credit Facilities"): (i) a revolving commitment of $200 million maturing April 19, 2000, to refinance certain previously existing senior secured debt, for general corporate purposes, and to issue up to $30 million of letters of credit,
(ii) a revolving commitment of $100 million maturing April 19, 2000 for acquisitions and other specified transactions, (iii) a $325 million term loan to refinance certain previously existing senior secured debt and the cash portion of the purchase price paid to acquire Summit Health Ltd., payable in incremental, quarterly installments beginning July 31, 1994 and maturing April 19, 2000, and (iv) a $75 million term loan for specified transactions payable in incremental quarterly installments beginning January 31, 1995 and maturing April 19, 2000.

     Funds advanced under the Credit Agreement bear interest on the outstanding principal at a fluctuating rate based on either (i) the base rate of the Bank of Nova Scotia for U.S. Dollar loans in the United States (the "Prime Rate") or
(ii) London Interbank Borrowing Rate ("LIBOR"), as elected from time to time by the Company. Interest is payable quarterly if a rate based on the Prime Rate is elected or at the end of the LIBOR period (but in any event not to exceed 90 days) if a rate based on LIBOR is elected. The Company has elected various rates on the initial borrowings of the Senior Credit Facilities representing a weighted average annual interest rate at May 31, 1994 of 6.7%.

     In certain circumstances, the Company is required to make principal prepayments on the Senior Credit Facilities, including the receipt of proceeds from the issuance of additional subordinated indebtedness, certain asset sale proceeds not used to acquire additional assets within a specified period, and 50% of the proceeds in excess of $50 million from the issuance of additional equity not used to acquire additional assets within a specific period. The Company may prepay all or part of the outstanding Senior Credit Facilities without penalty.

     The Credit Agreement limits, under certain circumstances, the Company's ability to incur additional indebtedness, sell material assets, acquire the capital stock or assets of another business, or pay dividends. The Credit Agreement also requires the Company to maintain a specified net worth and meet or exceed certain coverage, leverage, and indebtedness ratios. Indebtedness under the Credit Agreement is secured by a perfected, first priority security interest in the stock of all existing and future subsidiaries of the Company, intercompany notes of indebtedness, and majority-owned partnerships.

     Pursuant to a Waiver and Consent Agreement dated February 3, 1994 by and among the Company and the holders of a majority in principal amount of the 10.25% Notes, as consideration for their agreement to make certain changes to the Notes Indenture to effect the merger with AHM (see Note 3) and other matters, the Company (i) paid to the holders on the closing date of the merger $15.00 for each $1,000 principal amount of the outstanding Notes and (ii) increased the rate of interest on the Notes from 10% per annum to 10.25% per annum. The merger caused a "change of control," as defined in the Notes Indenture, which required the Company to make a prompt offer to repurchase all or any portion of the Notes owned by the holders thereof at 101% of the principal amount, together with accrued interest thereon, to the date of repurchase. The Company made the required offer to repurchase the Notes on May 19, 1994. Such offer expires on July 18, 1994.

                       ORNDA HEALTHCORP AND SUBSIDIARIES

NOTE 5 -- INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No.
109). Under SFAS No. 109, an asset and liability approach for financial accounting and reporting for income taxes is required.

     The AHM merger (see Note 3) caused an "ownership change" within the meaning of Section 382(g) of the Internal Revenue Code (the "IRC") for both OrNda and AHM. Consequently, allowable federal deductions relating to tax attribute carryforwards of OrNda and AHM arising in periods prior to the merger are thereafter subject to annual limitations (OrNda $19 million; AHM $16 million). For AHM, such tax attribute carryforwards can only be applied against the prospective taxable income of the entities that previously comprised AHM. These limitations may be increased for "built-in gains," as defined under the IRC, recognized during a five-year period following the date of the merger. These annual limitations currently are not expected to affect the ability of either OrNda or AHM to ultimately utilize tax attribute carryforwards available at the date of the merger and which, therefore, continue to be available to offset book deferred tax liabilities.

     As a result of examinations by the Internal Revenue Service (the "Service") of Summit's federal income tax returns, Summit received a revenue agent's report with proposed adjustments for the years 1984 through 1986. A protest has been filed with the district director opposing the proposed adjustment. The principal issue involves accounting methods used by Summit to report taxable income.

     For the taxable years prior to 1988, most of Summit's subsidiaries (the "Subsidiaries") primarily reported taxable income using the cash method of accounting. The cash method was prevalent within the hospital industry and the Subsidiaries applied the method in accordance with prior agreements reached with the Service. The Service now asserts that an accrual method of accounting should have been used. The Tax Reform Act of 1986 (the "1986 Act") requires most large corporate taxpayers (including Summit) to use an accrual method of accounting beginning in 1987. Consequently, the Subsidiaries changed to the accrual method beginning July 1, 1987. In accordance with the provisions of the 1986 Act, income that was deferred by use of the cash method at the end of 1986 is being recognized as taxable income by the Subsidiaries in equal annual installments over ten years beginning on July 1, 1987.

     The Company is of the opinion that Summit has properly reported its income and paid its taxes in accordance with applicable laws (and in accordance with previous agreements established with the Service.) In management's opinion, the final outcome resulting from the Service's examinations of prior years income taxes will not have a material adverse effect on the results of operations or financial position of the Company.

NOTE 6 -- HOUSTON NORTHWEST MEDICAL CENTER

     Houston Northwest Medical Center ("HNW"), which is not operated by the Company, is a 494-bed acute care facility located in Houston, Texas. Prior to February 28, 1994, the Company's investments in HNW consisted of (i) 100% of HNW's common stock; (ii) two classes of mandatorily redeemable preferred stock with a redemption value of $62.5 million; and, (iii) a mortgage note receivable with a balance of $8.4 million. In applying the equity method of accounting for the investment prior to February 28, 1994, the Company's investment in mandatorily redeemable preferred stock of HNW was considered an "advance" to HNW and was combined with the common stock. As a result, 100% of HNW's losses attributable to its common stock were recognized as losses to the Company and reduced the Company's combined investments in HNW.

     On February 28, 1994, the Company irrevocably transferred its investment in common stock of HNW to the HNW ESOP and HNW for nominal consideration. The effect of this transfer was to eliminate the requirement for the Company to apply the equity method of accounting subsequent to the quarter ended February 28, 1994. Accordingly, beginning March 1, 1994, the Company no longer recognizes HNW income or losses on the equity method. The Company will continue to apply the income recognition method described

                       ORNDA HEALTHCORP AND SUBSIDIARIES
in Note 1 to the financial statements included in the Company's Form 10-K/A No. 4, for the year ended August 31, 1993, for the Company's investment in HNW's mandatorily redeemable preferred stock.

     In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting of Certain Investments in Debt and Equity Securities" (SFAS No. 115). The Company adopted SFAS No. 115 on September 1, 1993, which resulted in an $81.7 million increase in shareholders equity (of which $79.7 million related to the HNW mandatorily redeemable preferred stock classified as "available-for-sale") with no impact on net income. There was no income tax effect because of the availability of book tax attribute carryforwards to offset the excess book basis over the tax basis of the investments. At May 31, 1994, the increase to equity was reduced to $78.3 million (of which $76.3 related to HNW) due to changes in long-term interest rates used to discount future cash flows.

NOTE 7 -- CONTINGENCIES

     The Company continually evaluates contingencies based upon the best available information. In addition, allowances for losses are provided for unresolved items which have continuing significance such as certain third-party reimbursements.

     The Company presently has unresolved various legal proceedings in which it is a defendant and various unresolved claims. In the opinion of management, the ultimate liability, if any, with respect to any such litigation or claim will not materially affect the financial position or results of operations of the Company.

NOTE 8 -- OTHER

     On May 5, 1994, the Company announced it had entered into a letter of intent to acquire Fountain Valley Regional Hospital and Medical Center, a 413-licensed bed acute care hospital in Fountain Valley, California. The transaction will be accounted as a purchase and is expected to have a total purchase price of approximately $145 million, of which approximately $95 million will be paid in cash. The transaction, which is expected to be completed during the fourth quarter of fiscal 1994, is subject to execution of a definitive agreement, consent of the lenders under the Credit Agreement and other customary closing conditions.

                       ORNDA HEALTHCORP AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Mergers and Acquisition. As discussed in Note 3 to the accompanying condensed consolidated financial statements, OrNda completed the AHM and Summit mergers on April 19, 1994. The AHM merger was accounted for as a pooling-of-interests and, accordingly, the operations of AHM and OrNda have been combined in the accompanying condensed consolidated financial statements. The Summit merger was accounted for as a purchase and, accordingly, their operations have been included effective upon the date of the merger. The discussion herein is based upon the combined operations of OrNda and AHM for all periods presented in the accompanying condensed consolidated financial statements and including Summit effective April 19, 1994. To enhance understandability, discussion and analysis of financial condition and results of operations of the separate companies is included, where necessary. Hereafter, the combined entity of OrNda and AHM is referred to as the "Company," while the separate operation of OrNda, prior to the mergers, is referred to as "OrNda." Nonrecurring charges related to the AHM merger of $30.0 million primarily consisting of severance and benefit payments, investment advisory and professional fees, and costs of consolidating management information systems, were recorded in the third quarter of 1994. Also, in connection with the mergers, the Company extinguished certain senior secured debt and replaced it with new senior credit facilities. Consequently, the Company recorded an extraordinary loss of $8.3 million primarily as a result of the elimination of related debt issuance costs. The Company estimates approximately $15 million of annualized reduction in expenses due to the elimination of duplicate overhead and to reductions in malpractice and other insurance premiums resulting from the mergers. By the end of the fourth quarter of fiscal 1994, the Company will have begun implementation of the plans necessary to realize these savings.

     In addition to the mergers, the Company's results of operations also have been impacted by the acquisition of Florida Medical Center ("FMC") , a 459 licensed-bed acute care hospital in Fort Lauderdale, Florida, in June 1993.

     Divestiture. Effective in the third quarter of 1994, the Company's management decided upon a plan of disposition to sell Decatur Hospital, a 120-bed acute care hospital located in Decatur, Georgia. Losses relating to the future operations of the hospital and the loss on sale totalling $9.8 million were recorded in the third quarter of 1994. On June 10, 1994, the Company completed the sale of the property, equipment, and inventory of the hospital for $6.0 million. The operations of the hospital were not material to the three-and nine-month periods ended May 31, 1994 and 1993.

                             RESULTS OF OPERATIONS

THREE MONTHS ENDED MAY 31, 1994 COMPARED WITH THE THREE MONTHS ENDED MAY 31,
1993.

     Total revenue for the three months ended May 31, 1994 increased $84.6 million or 34.4% to $330.5 million and earnings before interest, taxes, depreciation, amortization, minority interest, income (loss) from investments in Houston Northwest Medical Center and nonrecurring charges ("EBITDA") increased 35.0% to $48.1 million. Because of nonrecurring charges of $40.8 million and an extraordinary charge of $8.3 million, net of income tax expense, the Company reported a net loss for the three months ended May 31, 1994 of $36.4 million compared with net income of $4.7 million for the three months ended May 31, 1993.

     The principal reasons for the total revenue growth during this period compared with the year-earlier period are (i) the inclusion of the total revenue of FMC amounting to $28.2 million for the three months ended May 31, 1994 not included in the prior-year period, (ii) the inclusion of the total revenue of Summit from the date of the merger amounting to $51.6 million not included in the prior-year period, and (iii) an increase in the Company's admissions, exclusive of FMC and Summit, of 2.3%. Total surgeries and outpatient volume of the Company remained relatively flat during the period. The effect of price increases implemented

                       ORNDA HEALTHCORP AND SUBSIDIARIES

by the Company's hospitals was nominal as gross revenue (total revenue before contractual allowances and other deductions) currently paid by fixed reimbursement third party payors represented approximately 86.0% of the Company's total gross revenue. These payors, who generally reimburse providers of health care services at discounts (often substantial) to providers' listed charges for services, negotiate (or dictate as in the case of the Medicare program) price increases exclusive of any price increases implemented by providers.

     The increase in EBITDA for the three months ended May 31, 1994 principally resulted from the increase in total revenue, discussed above. In connection with mergers, the Company changed the methodologies used by the previously separate companies to calculate the allowance for doubtful accounts to conform to a single method for OrNda and AHM. The Company also changed the methodology for recognition of charity care expense. As a result of these changes, the operations of the Company for the three months ended May 31, 1994 were favorably impacted by $3.3 million. Otherwise, the provision for doubtful accounts as a percentage of total revenue increased to 7.1% from 6.8% in the prior-year period. Exclusive of the adjustment to the Company's allowance for doubtful accounts, the rate of increase in EBITDA was less than the rate of increase in total revenue, despite cost containment initiatives implemented by the Company, because (i) rate increases from various fixed reimbursement third party payors were below the rate of medical-related inflation increases applicable to salaries, benefits and supplies, and (ii) the percentage of the Company's gross revenue derived from fixed reimbursement third party payors, increased to 86.0% from 81.0% in the prior year period, partially offsetting the effect of the increase in admissions.

     Depreciation and amortization for the three months ended May 31, 1994 increased by $5.1 million, as compared to the same period in the prior year, primarily due to $1.4 million of depreciation and amortization attributable to the operations of FMC and $2.6 million of depreciation and amortization attributable to the operations of Summit not included in the prior year. Interest expense for the same period increased by $4.2 million as a result of the financing of these transactions.

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No.
109). The majority of the Company's deferred tax assets related to approximately $285.6 million of tax attribute carryforwards at May 31, 1994 which the Company has available to offset future taxable income. The AHM merger (see Note 3) caused an "ownership change" within the meaning of Section 382 (g) of the Internal Revenue Code (the "IRC") for both OrNda and AHM. Consequently, allowable federal deductions relating to tax attribute carryforwards of OrNda and AHM arising in periods prior to the merger are thereafter subject to annual limitations (OrNda -- $19 million; AHM -- $16 million). For AHM, such tax attribute carryforwards can only be applied against the prospective taxable income of the entities that previously comprised AHM. These limitations may be increased for "built-in-gains," as defined under the IRC, recognized during a five-year period following the date of the merger. Management assesses the realizability of the deferred tax assets on at least a quarterly basis and currently is satisfied, despite the annual limitations, that it is more likely than not that the deferred tax assets recorded at May 31, 1994 will be realized through reversal of deferred tax liabilities.

     For the three months ended May 31, 1994, the Company recorded income tax expense of $515,000 on a pretax loss of $27.5 million primarily due to state income taxes and federal alternative minimum tax.

NINE MONTHS ENDED MAY 31, 1994 COMPARED WITH THE NINE MONTHS ENDED MAY 31, 1993.

     Total revenue for the nine months ended May 31, 1994 increased $180.4 million or 25.7% to $882.9 million and EBITDA increased 32.6% to $127.9 million. Because of the nonrecurring charges and extraordinary item recorded in the third quarter of fiscal 1994, the Company reported a net loss for the nine months ended May 31, 1994 of $31.2 million compared with net income of $10.8 million for the nine months ended May 31, 1993. Historical and pro forma income and earnings per share before extraordinary item, exclusive of expenses directly attributed to the merger, nonrecurring special executive compensation and loss on asset sales

                       ORNDA HEALTHCORP AND SUBSIDIARIES

for the nine months ended May 31, 1994 assuming the Summit merger occurred September 1, 1993 is as follows (in thousands, except per share amounts):

                                                                       HISTORICAL   PRO FORMA
                                                                          1994        1994
                                                                       ----------   ---------
    Income before extraordinary item, as adjusted for preferred stock
      dividends......................................................   $ 17,774     $24,168
    Income per share before extraordinary item.......................   $   0.47     $  0.54

     The principal reasons for the total revenue growth during this period compared with the prior-year period are (i) the inclusion of the total revenue of FMC amounting to $82.3 million for the nine months ended May 31, 1994 not included in the prior year period; (ii) the inclusion of the total revenue of Summit from the date of the merger amounting to $51.6 million not included in the prior year period; (iii) an increase in the Company's admissions, exclusive of FMC and Summit, of 6.2%; and, (iv) an increase in outpatient revenue of 10.6%, exclusive of FMC and Summit, representing a volume increase of approximately 4.6%. Total surgeries remained relatively flat during the period.

     The increase in EBITDA of 32.6% for the nine months ended May 31, 1994 principally resulted from the increase in total revenue discussed above and cost containment initiatives implemented by the Company during the year.

     Depreciation and amortization for the nine months ended May 31, 1994 increased by $11.7 million, as compared to the same period in the prior year, primarily due to $4.0 million of depreciation and amortization attributable to the operations of FMC and $2.6 million of depreciation and amortization attributable to the operations of Summit. Interest expense for the same periods increased by $9.4 million as a result of the financing of these transactions.

     For the nine months ended May 31, 1994, the Company recorded income tax expense of $1.0 million on a pretax loss of $21.9 million primarily due to issues previously discussed.

OTHER

     In December 1993, the Company granted options to purchase 500,000 shares of common stock to certain officers under the provisions of the Company's 1991 stock option plan. The option exercise prices range from $7.75 to $10.75. During the three and nine months ended May 31, 1994, the Company recorded $1.0 million, and $2.5 million, respectively, of noncash expense related to the issuance of such options. The expense related to the issuance of such options is reflected in the Company's Statement of Operations as special executive compensation.

     Minority interest expense represents the amount paid to physicians pursuant to the Company's joint venture arrangements. Currently, four of the Company's hospitals are joint ventured with physicians. Minority interest expense decreased by $1.1 million for the three months ended May 31, 1994 compared to the prior year period primarily due to the buyout of a joint venture arrangement at a hospital for $9.7 million in March 1994. Minority interest expense increased $1.2 million for the nine months ended May 31, 1994 compared to the prior year period primarily due to increased EBITDA at the joint-ventured hospitals. The increase would have been greater but for the buyout of a joint venture as previously discussed.

     The Company's investment in the common stock of Houston Northwest Medical Center ("HNW") was divested on February 28, 1994. Subsequent to February 28, 1994, the Company is not required to account for the investment on the equity method. Consequently, HNW losses, recorded in previous periods, related to the Company's investment in HNW common stock have not been recorded. The third quarter of fiscal 1994 reflected $3.2 million of income from the Company's investments in HNW. Such income primarily

                       ORNDA HEALTHCORP AND SUBSIDIARIES

represented $3.1 million of income (of which $2.6 million is noncash) related to the Company's investment in HNW redeemable preferred stock. The third quarter of 1993 included $691,000 of losses related to the HNW investments which was comprised of $3.6 million of losses related to the investment in common stock offset by $2.8 million of income related to redeemable preferred stock.

LIQUIDITY AND CAPITAL RESOURCES

     At May 31, 1994, the Company's primary source of liquidity was $16.3 million in cash, and availability under the Credit Agreement of $138.0 million for general corporate purposes and $90.3 million for acquisitions. At May 31, 1994, the working capital of the Company increased to $52.3 million from $26.2 million at August 31, 1993. Total assets during that period increased to $1,790 million from $1,205 million. The changes in working capital and total assets primarily are attributable to the Company's purchase of Summit on April 19, 1994. In connection with this purchase, the Company used $256.7 million of funds available under the Credit Agreement in addition to issuing 7.5 million shares of the Company's common stock.

     On May 5, 1994, the Company announced it had entered into a letter of intent to acquire Fountain Valley Regional Hospital and Medical Center, a 413-licensed bed acute care hospital in Fountain Valley, California. The total purchase price is expected to be approximately $145 million, of which approximately $95 million will be paid in cash. The transaction, which is expected to be completed during the fourth quarter of fiscal 1994, is subject to execution of a definitive agreement, consent of the lenders under the Credit Agreement and other customary closing conditions.

     Management believes that the Company's cash and capital resources, and cash flow from operations, will be sufficient to finance current and forecasted operations. The Company is, however, actively seeking potential acquisitions in addition to Fountain Valley and, depending upon the size and terms of any such acquisitions, additional financing or equity capital may be required.

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY

                 CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                                            SIX MONTHS ENDED
                                                                                APRIL 30,
                                                                           -------------------
                                                                            1993        1994
                                                                           -------     -------
                                                                             (IN THOUSANDS)
Net patient revenue......................................................  $53,031     $58,356
Medical building rent and other revenue..................................    4,321       2,824
                                                                           -------     -------
          Total operating revenue........................................   57,352      61,180
                                                                           -------     -------
Operating expenses
  Payroll and benefits...................................................   28,413      31,103
  Supplies...............................................................    8,866       9,609
  Purchased services.....................................................    5,607       6,901
  Other..................................................................    3,681       3,347
  Depreciation and amortization..........................................    4,058       4,017
  Interest...............................................................    2,463       2,424
  Provision for bad debts................................................      987         891
                                                                           -------     -------
          Total operating expenses.......................................   54,075      58,292
                                                                           -------     -------
Net income...............................................................  $ 3,277     $ 2,888
                                                                           =======     =======

                           See the accompanying notes

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY

                          CONSOLIDATED BALANCE SHEETS



                                                                     OCTOBER 31,       APRIL 30,
                                                                        1993             1994
                                                                     -----------     -------------
                                                                                     (UNAUDITED)
                                                                            (IN THOUSANDS)
                                              ASSETS
CURRENT ASSETS
  Cash and cash equivalents........................................   $   8,917        $   5,978
  Patient accounts receivable, less estimated allowances and
     uncollectibles of $20,314 and $24,128.........................      21,145           21,628
  Inventory........................................................       1,763            1,713
  Prepaid expenses.................................................       1,084            1,743
  Other current assets.............................................       2,187            2,033
                                                                     -----------     -------------
          TOTAL CURRENT ASSETS.....................................      35,096           33,095
Property and equipment:
  Land and improvements............................................       3,298            3,298
  Buildings and improvements.......................................      62,537           64,171
  Equipment........................................................      24,125           23,877
  Equipment under capital leases...................................      11,840           12,718
  Construction in progress.........................................         614               --
                                                                     -----------     -------------
                                                                        102,414          104,064
  Less accumulated depreciation and amortization...................      53,898           57,608
                                                                     -----------     -------------
  Net property and equipment.......................................      48,516           46,456
Other assets
  Other assets.....................................................         696              981
  Deferred charges, net of accumulated amortization of $1,240 and
     $1,372........................................................       1,270            1,052
  Excess purchase price and intangibles, net of accumulated
     amortization of $512 and $674.................................         892              730
                                                                     -----------     -------------
          TOTAL OTHER ASSETS.......................................       2,858            2,763
                                                                     -----------     -------------
          TOTAL ASSETS.............................................   $  86,470        $  82,314
                                                                      =========       ==========
                                 LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES
  Current portion of obligations under capital leases..............   $   1,673        $   1,696
  Current portion of long-term debt................................       5,121            3,190
  Accounts payable.................................................       4,914            7,491
  Reimbursement settlements due to third-party payors..............       2,140              770
  Accrued expenses.................................................       6,807            5,936
  Income taxes payable.............................................         589               (4)
  Accrued distributions to partners................................         877              367
  Deferred income taxes............................................         736              625
                                                                     -----------     -------------
          TOTAL CURRENT LIABILITIES................................      22,857           20,071
  Reimbursement settlements due to third-party payors..............       1,623            1,623
  Deferred income taxes............................................       3,148            2,901
  Obligations under capital leases, less current portion...........       3,522            3,536
  Long-term debt, less current portion.............................      49,290           47,598
  Other liabilities................................................         485              318
                                                                     -----------     -------------
          TOTAL LIABILITIES........................................      80,925           76,047
                                                                     -----------     -------------
  Partners' equity.................................................       5,545            6,267
                                                                     -----------     -------------
          TOTAL LIABILITIES AND PARTNERS' EQUITY...................   $  86,470        $  82,314
                                                                      =========       ==========

                           See the accompanying notes

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY

                CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

                                                                             SIX MONTHS ENDED
                                                                                APRIL 30,
                                                                            ------------------
                                                                             1993        1994
                                                                            -------     ------
                                                                              (IN THOUSANDS)
OPERATING ACTIVITIES:
Net income................................................................  $ 3,277     $2,888
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization...........................................    4,058      4,017
  Provision for bad debts.................................................      987        891
  Gain on termination of lease............................................     (534)        --
  Changes in operating assets and liabilities:
     Increase in patient accounts receivable..............................   (1,460)    (1,374)
     (Increase) decrease in supplies......................................      (41)        50
     Increase in other current assets.....................................     (835)      (505)
     Increase (decrease) in noncurrent other assets.......................     (293)      (212)
     Increase in accounts payable.........................................    1,011      2,577
     Decrease in accrued expenses.........................................     (540)      (871)
     Decrease in health care insurance programs settlements...............    1,605     (1,370)
     Decrease in deferred revenues........................................   (1,203)        --
     Decrease in income taxes payable.....................................       (4)      (593)
     Decrease in deferred intangibles.....................................       --       (358)
     (Decrease) increase in other liabilities.............................     (322)         5
                                                                            -------     ------
  Net cash provided by operating expenses.................................    5,706      5,145
                                                                            -------     ------
INVESTING ACTIVITY:
Capital expenditures (net of disposals)...................................     (598)       (91)
                                                                            -------     ------
  Net cash used in investing activity.....................................     (598)       (91)
                                                                            -------     ------
FINANCING ACTIVITIES:
Repayment of long-term debt and capital leases............................   (5,926)    (5,317)
Distributions to partners.................................................   (3,726)    (2,676)
Withdrawals from partnership..............................................      (53)        --
                                                                            -------     ------
  Net cash used in financing activities...................................   (9,705)    (7,993)
                                                                            -------     ------
NET DECREASE IN CASH......................................................   (4,597)    (2,939)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD............................   14,122      8,917
                                                                            -------     ------
CASH AND CASH EQUIVALENTS, END OF PERIOD..................................  $ 9,525     $5,978
                                                                            =======     ======
Supplemental disclosure of cash flow information
Cash paid during the period for interest..................................  $ 2,359     $2,522

                           See the accompanying notes

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY

         NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
                                 APRIL 30, 1994

1. BASIS OF PRESENTATION

     The accompanying unaudited interim financial statements of Fountain Valley Medical Development Company (the "Partnership") have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the fiscal year 1994 interim period presented are not necessarily indicative of the results that may be expected for the twelve months ended October 31, 1994. The balance sheet at October 31, 1993, was derived from the audited financial statements of the Partnership.

2. INCOME TAXES

     The Partnership is not subject to federal or state income taxes. The results of the Partnership's operations are allocated to and included in the tax returns of the partners. Accordingly, no income tax provision is reflected in the accompanying financial statements. Net income for financial reporting purposes differs from taxable income to be reported by the partners due to differences between tax accounting methods and generally accepted accounting principles which are used for financial reporting.

3. SUBSEQUENT EVENT

     On May 5, 1994, the Partnership entered into a letter of intent to be acquired by OrNda HealthCorp for $145 million. The transaction is subject to execution of a definitive agreement, consent of certain of OrNda HealthCorp's lenders and other customary closing conditions.

                      [This page intentionally left blank]

                          INDEPENDENT AUDITORS' REPORT

Executive Committee and Partners
Fountain Valley Medical Development Company and Subsidiaries
Fountain Valley, California

We have audited the accompanying consolidated balance sheets of Fountain Valley Medical Development Company and Subsidiaries as of October 31, 1993 and 1992, and the related consolidated statements of income, partners' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated 1993 and 1992 financial statements referred to above present fairly, in all material respects, the financial position of Fountain Valley Medical Development Company and Subsidiaries at October 31, 1993 and 1992, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1993.

                                          BDO SEIDMAN

January 21, 1994

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                       OCTOBER 31,
                                                                                  ----------------------
                                                                                    1993          1992
                                                                                  --------       -------
                                                                                      (IN THOUSANDS)
                                                 ASSETS
Current assets
  Cash and cash equivalents.....................................................  $  8,917       $14,122
  Restricted cash (Note 7)......................................................        --           583
  Patient accounts receivable, less estimated allowances and uncollectibles of
    $20,314 and $19,828 (Note 2)................................................    21,145        19,822
  Inventory (Note 2)............................................................     1,763         1,877
  Prepaid expenses..............................................................     1,084         1,093
  Other current assets..........................................................     2,187         1,059
                                                                                  --------       -------
         Total current assets...................................................    35,096        38,556
                                                                                  --------       -------
Property and equipment (Note 3)
  Land and improvements.........................................................     3,298         3,298
  Buildings and improvements....................................................    62,537        59,733
  Equipment.....................................................................    24,125        26,785
  Equipment under capital leases................................................    11,840         9,200
  Construction in progress......................................................       614           528
                                                                                  --------       -------
                                                                                   102,414        99,544
  Less accumulated depreciation and amortization................................    53,898        49,849
                                                                                  --------       -------
         Net property and equipment.............................................    48,516        49,695
                                                                                  --------       -------
Other assets
  Other assets..................................................................       696         1,101
  Deferred charges, (net of accumulated amortization of $1,240 and $835)........     1,270         1,221
  Excess purchase price and intangibles, (net of accumulated amortization of
    $512 and $189)..............................................................       892         1,215
                                                                                  --------       -------
         Total other assets.....................................................     2,858         3,537
                                                                                  --------       -------
                                                                                  $ 86,470       $91,788
                                                                                  =========      ========
                                    LIABILITIES AND PARTNERS' EQUITY
Current liabilities
  Current portion of obligations under capital leases (Note 3)..................  $  1,673       $ 1,734
  Current portion of long-term debt (Note 2)....................................     5,121         6,306
  Accounts payable..............................................................     4,914         4,441
  Reimbursement settlements due to third-party payors...........................     2,140         3,505
  Accrued expenses..............................................................     6,807         6,048
  Income taxes payable (Note 4).................................................       589            --
  Accrued distributions to partners.............................................       877         1,844
  Deferred revenue (Note 7).....................................................        --         1,661
  Deferred income taxes (Note 4)................................................       736            --
                                                                                  --------       -------
         Total current liabilities..............................................    22,857        25,539
Reimbursement settlements due to third-party payors.............................     1,623         1,077
Deferred income taxes (Note 4)..................................................     3,148         3,160
Obligations under capital leases, less current portion (Note 3).................     3,522         2,112
Long-term debt, less current portion (Note 2)...................................    49,290        54,277
Deferred revenue (Note 7).......................................................        --           698
Other liabilities...............................................................       485           976
                                                                                  --------       -------
         Total liabilities......................................................    80,925        87,839
                                                                                  --------       -------
Contingencies (Note 6)
Partners' equity (Note 5).......................................................     5,545         3,949
                                                                                  --------       -------
                                                                                  $ 86,470       $91,788
                                                                                  =========      ========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY
                                AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                          YEARS ENDED OCTOBER
                                                                                  31,
                                                                         ---------------------
                                                                           1993         1992
                                                                         --------     --------
                                                                            (IN THOUSANDS)
Net patient service revenue............................................  $112,444     $103,641
Medical building rent and other revenue (Note 7).......................     7,915        8,734
                                                                         --------     --------
          Total operating revenue......................................   120,359      112,375
                                                                         --------     --------
Operating expenses
  Payroll and benefits.................................................    58,270       53,807
  Supplies.............................................................    18,116       16,733
  Purchased services...................................................    11,740       11,062
  Other................................................................     8,351        7,560
  Depreciation and amortization........................................     8,131        7,770
  Interest.............................................................     4,980        5,510
  Provision for bad debts..............................................     2,738        2,390
                                                                         --------     --------
          Total operating expenses.....................................   112,326      104,832
                                                                         --------     --------
Income from operations.................................................     8,033        7,543
Nonoperating income (Note 7)...........................................       698          643
                                                                         --------     --------
Income before provision for income taxes and cumulative effect of
  change in accounting principle.......................................     8,731        8,186
Provision for income taxes (Note 4)....................................       754          113
                                                                         --------     --------
Income before cumulative effect of change in accounting principle......     7,977        8,073
Cumulative effect on prior years of change in accounting principle
  (Note 4).............................................................     1,368           --
                                                                         --------     --------
          Net income...................................................  $  6,609     $  8,073
                                                                         ========     ========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY
                                AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF PARTNERS' EQUITY

                                                                                  YEARS ENDED
                                                                                  OCTOBER 31,
                                                                                 1993 AND 1992
                                                                                    (NOTE 2)
                                                                                 --------------
                                                                                 (IN THOUSANDS)
Partners' equity, at November 1, 1991..........................................      $1,932
Add:
  Net income...................................................................       8,073
Less:
  Distributions to partners....................................................       6,056
                                                                                    -------
Partners' equity, at October 31, 1992..........................................       3,949
Add:
  Net income...................................................................       6,609
Less:
  Distributions to partners....................................................       4,957
  Withdrawals from partnership.................................................          56
                                                                                    -------
Partners' equity, at October 31, 1993..........................................      $5,545
                                                                                 ===========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
           INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS (NOTE 8)

                                                                                         YEARS ENDED
                                                                                         OCTOBER 31,
                                                                                     -------------------
                                                                                      1993        1992
                                                                                     -------     -------
                                                                                       (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.......................................................................  $ 6,609     $ 8,073
                                                                                     -------     -------
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization..................................................    8,131       7,770
    Provision for bad debt.........................................................    2,738       2,390
    Income from investment in partnership..........................................       --         (75)
    Gain on sale of equipment......................................................      (23)         (2)
    Gain on termination of lease...................................................     (698)       (643)
  (Increase) decrease in assets:
    Patient accounts receivable....................................................   (4,061)       (498)
    Inventory......................................................................      114         (73)
    Prepaid expenses...............................................................        9        (134)
    Other assets...................................................................   (1,176)       (572)
  Increase (decrease) in liabilities:
    Accounts payable...............................................................      473      (2,616)
    Reimbursement settlements due to third-party payors............................     (819)      3,618
    Accrued expenses...............................................................      759         289
    Income taxes payable...........................................................      589        (161)
    Deferred income taxes..........................................................      724        (330)
    Deferred revenue...............................................................   (1,661)      1,661
    Other liabilities..............................................................     (491)        443
                                                                                     -------     -------
Total adjustments..................................................................    4,608      11,067
                                                                                     -------     -------
Net cash provided by operating activities..........................................   11,217      19,140
                                                                                     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Cash paid on purchase of investment in partnership...............................       --        (166)
  Proceeds from sale of equipment..................................................       27           6
  Distribution from investment in partnership......................................       --         500
  Capital expenditures.............................................................   (3,112)     (3,288)
  Due from affiliate...............................................................       --         371
  Restricted cash..................................................................      583        (583)
                                                                                     -------     -------
Net cash used in investing activities..............................................   (2,502)     (3,160)
                                                                                     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments under capital lease obligations...............................   (1,767)     (1,526)
  Principal payments on long-term debt.............................................   (6,450)     (6,095)
  Proceeds from long-term debt.....................................................      278         389
  Distributions paid to partners...................................................   (5,925)     (5,355)
  Withdrawals from partnership.....................................................      (56)         --
                                                                                     -------     -------
Net cash used in financing activities..............................................  (13,920)    (12,587)
                                                                                     -------     -------
Net (decrease) increase in cash and cash equivalents...............................   (5,205)      3,393
CASH AND CASH EQUIVALENTS, beginning of year.......................................   14,122      10,729
                                                                                     -------     -------
CASH AND CASH EQUIVALENTS, end of year.............................................  $ 8,917     $14,122
                                                                                     ========    ========

   See accompanying summary of accounting policies and notes to consolidated financial statements.

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY
                                AND SUBSIDIARIES

                         SUMMARY OF ACCOUNTING POLICIES

     Basis of Presentation. The consolidated financial statements include the accounts of the parent, Fountain Valley Medical Development Company (the "Company"), a California limited partnership and its wholly owned California corporate subsidiaries, Fountain Valley Regional Hospital and Medical Center (the "Hospital"), MCS Administrative Services, Inc. ("MCS"), Fountain Valley Health Care ("FVHC"), and Fountain Valley Imaging Corporation ("FVI Corp."), Fountain Valley Outpatient Surgery Center ("FVOSC"), a California limited partnership, and Fountain Valley Imaging Center ("FVIC"), a California limited partnership. FVHC was formed in January 1992 and FVI Corp. was formed in June 1993. FVOSC was an operating division of the Company and on January 1, 1992 became a separate legal entity and is now included as a subsidiary. The Company owns a 99% limited partnership interest in FVOSC and FVHC owns the sole 1% general partnership interest in FVOSC. The Company was a 50% partner in FVIC and accounted for this joint venture under the equity method of accounting through March 31, 1992. Effective April 1, 1992, the Company purchased the remaining 50% ownership in FVIC and includes FVIC in consolidation. The Company owns a 99% limited partnership interest in FVIC and FVI Corp. owns the sole 1% general partnership interest in FVIC. All significant intercompany transactions and stockholdings have been eliminated.

     Third-Party Reimbursement Programs. Approximately 47% and 44% of the gross revenue of the Hospital is derived from patient charges under the Medicare and Medi-Cal programs for 1993 and 1992. The provisions of these agreements stipulate that services are to be reimbursed at prospective rates, daily rates or costs rather than regular rates. The estimated rates or costs are paid to the Hospital at a tentative rate, and final reimbursement for these services is determined after submission of annual cost reports by the Hospital and audits by the program intermediaries. Provision for estimated final reimbursement has been provided for in the financial statements. The Hospital also provides, as an adjustment to its provision for contractual allowances, for the results of prior year audits by agencies administering the programs and agreed upon by the Hospital in the year of the audit. Cost reports have been filed through the 1992 fiscal year and audited through the 1991 fiscal year.

     Allowances and Uncollectibles. The Hospital records its accounts receivable at their gross amount with an appropriate allowance until collection.

     Inventory. Inventory is valued at the lower of cost (first-in, first-out basis) or market.

     Property and Equipment. Property and equipment are stated at cost and are depreciated using accelerated and straight-line methods over the estimated useful lives as follows:

                                                                               ESTIMATED
                                CLASSIFICATION                               USEFUL LIVES
    -----------------------------------------------------------------------  -------------
    Land improvements......................................................  5 to 15 years
    Buildings and improvements.............................................  3 to 30 years
    Equipment..............................................................  3 to 15 years
    Equipment under capital leases.........................................  5 to 10 years

Maintenance and repairs are charged to expense as incurred. Expenditures which materially increase the value of properties or extend useful lives are capitalized.

     Deferred Charges. Deferred charges consist primarily of deferred loan fees which are amortized over the life of the related loans. Also included are capitalized costs incurred for the start-up of additional operating units. These costs are amortized over five years.

     Excess Purchase Price and Intangibles. The excess purchase price of FVIC which is amortized over two years for medical records portion and forty years for excess purchase price over book value relates to the purchase of the remaining 50% ownership purchased in 1992.

     Net Patient Service Revenue. Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined.

     Income Taxes. The Company and its subsidiaries file separate federal and California income tax returns. Investment and job tax credits are recorded by the subsidiaries under the flow-through method of accounting as a reduction of the provision for income taxes when the credits are realized.

     Related party receivables/payables relating to rent, which eliminate on a consolidated basis, are accounted for on a cash basis for income tax purposes.

     Employee Savings Plan. Under the Employee Savings Plan (the "Plan"), eligible participating employees of the Company may elect to contribute up to 10% of their prior calendar year compensation to a trust for investment in marketable securities. The Company contributes amounts equal to 50% of up to 6% of their respective participants' contributions, which are also invested in the trust fund.

     The contributions are fully vested to the participants after seven years of credited service. The Company's contribution to the Plan was $576,000 and $445,000 for the years ended October 31, 1993 and 1992.

     Self-Insurance. The Company provides certain benefits to its employees and others under health and other insurance programs and is self-insured for certain benefits under such programs. In the opinion of management, adequate provision has been made in the financial statements for losses relating to all known and estimated claims as of October 31, 1993 and 1992. MCS Administrative Services, Inc. is the administrator of the program.

     Reclassifications. Certain amounts in 1992 have been reclassified to conform to current year presentation. The reclassifications have no effect upon net income as previously reported in 1992.

     Cash and Cash Equivalents. The Company invests excess cash in treasury bills, short term commercial paper and a money market account, all of which mature within 90 days. These are stated at cost, which approximates market.

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS

     The Company owns and operates a 289 bed for profit acute care hospital, medical office buildings, an outpatient surgery center, a transitional care unit and a geopsychiatric unit in the Southern California area. Revenues of the Company are derived from hospital operations and suite rentals within the medical office buildings.

2. LONG-TERM DEBT

                                                                                OCTOBER 31,
                                                                             -----------------
                                                                              1993      1992
                                                                             -------   -------
                                                                              (IN THOUSANDS)
First trust deed collateralized by original hospital building, land, equipment, inventory and accounts receivable and assignment of hospital stock; interest payable quarterly based on the "alternate base rate III,"
  as defined within the Credit Agreement; the rate at October 31, 1993 was
  6%.
A) Term Loan: Principal balance due in monthly installments of $291,667 for year ending October 31, 1994; $416,667 for year ending October 31, 1995;
  $633,333 for years ending October 31, 1996 and 1997; $650,000 for nine months ending July 31, 1998 and last installment due July 31, 1998.
  Interest at Alternate Base Rate III plus 1% per annum....................  $33,000   $36,500
B) Revolving Facility: Principal of up to $15,000,000 due November 1, 1995.
  Interest at Alternate Base Rate III plus .75% per annum..................   10,000    10,000
Note payable, payable in quarterly installments of $166,667 plus interest
  at 6% due January 1, 1995................................................      833     1,500
Notes payable, collateralized by equipment, payable $87,000 monthly, including interest of approximately 10% due at various dates through
  1997.....................................................................    2,302     2,955
First trust deeds collateralized by medical office buildings, payable
  $91,000 monthly, including interest at 12.125%, due November 1, 1994.....    8,276     9,531
Note payable, collateralized by equipment, payable $16,000 monthly,
  principal only, due in 1993..............................................       --        97
                                                                             -------   -------
                                                                              54,411    60,583
Less current portion.......................................................    5,121     6,306
                                                                             -------   -------
                                                                             $49,290   $54,277
                                                                             =======   =======

     On August 20, 1990, the Company obtained a $50,000,000 senior secured revolving credit facility (the "Revolving Facility"), of which $40,000,000 converted to a term loan (the "Term Loan") upon the execution of a Second Amendment to the Credit Agreement dated October 31, 1991, with monthly principal payments commencing November 1, 1991 through July 31, 1998. The Revolving Commitment increased from $10,000,000 to $15,000,000 and is due November 1, 1995. The Company must pay a commitment fee on any unused portion of the revolving commitment at a rate of 1/2 of 1% per annum.

     As part of the Credit Agreement, the Company is required to maintain certain financial and other covenants including a restriction on the amount of distributions made to the partners. As of October 31, 1993 and for the year then ended, the Company was not in compliance with two of these covenants.

     The Company received a bank waiver for the two covenants they were not in compliance with at October 31, 1993 and for the year then ended.

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Principal maturities on long-term debt are as follows:

          Year ending October 31,                                       (IN THOUSANDS)
          1994........................................................     $  5,121
          1995........................................................       14,094
          1996........................................................       18,083
          1997........................................................        7,802
          1998........................................................        9,311
                                                                        --------------
                         Total........................................     $ 54,411
                                                                        ===========

3. CAPITAL LEASES

     The Company is currently leasing various pieces of equipment under capital leases due on various dates through 1998. Approximately $11,840,000 and $9,200,000 of equipment has been capitalized, and $6,980,000 and $5,690,000 of amortization has been taken as of October 31, 1993 and 1992.

     The following is a schedule by years of future minimum lease payments under the capital leases, together with the present value of the net minimum lease payments as of October 31, 1993:

          Year ending October 31,                                       (IN THOUSANDS)
          1994........................................................      $2,043
          1995........................................................       1,468
          1996........................................................         954
          1997........................................................         765
          1998........................................................         693
          Thereafter..................................................          30
                                                                           -------
          Total net minimum lease payments............................       5,953
          Less amount representing interest...........................         758
                                                                           -------
          Present value of net minimum lease payments.................       5,195
          Less current portion of obligations under capital leases....       1,673
                                                                           -------
          Obligations under capital leases............................      $3,522
                                                                        ===========

4. PROVISION FOR INCOME TAXES

     Effective November 1, 1992, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As permitted under the new rule, prior years' financial statements have not been restated. The adoption of the new standard had no effect on the tax provision for 1993. (The cumulative effect of this adoption was a $1,368,000 decrease in net income.)

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The provision for federal and state income taxes consists of the following:

                                                                   1993        1992
                                                                  ------       -----
                                                                    (IN THOUSANDS)
          Current
            Federal.............................................  $1,059       $ 263
            State...............................................     339         180
                                                                  ------       -----
                                                                   1,398         443
                                                                  ------       -----
          Deferred
            Federal.............................................    (543)       (280)
            State...............................................    (101)        (50)
                                                                  ------       -----
                                                                    (644)       (330)
                                                                  ------       -----
                                                                  $  754       $ 113
                                                                  ======       =====

     The variation in the customary relationship between income tax expense and pretax accounting income arises because the Company consists of partnerships and corporations and therefore income taxes are paid by the individual partners and corporations.

     The tax effects of the significant temporary differences which comprise the deferred tax assets and liabilities at October 31, 1993 are as follows:

          ASSETS
            Provision for doubtful accounts................................  $  476
            Accrued rent...................................................     169
                                                                             ------
          Gross deferred tax assets........................................     645
                                                                             ------
          LIABILITIES
            Section 481....................................................   3,753
            Medicare settlement............................................     443
            Depreciation...................................................     333
                                                                             ------
          Gross deferred tax liabilities...................................   4,529
                                                                             ------
                                                                             $3,884
                                                                             ======

5. PARTNERSHIP UNITS HELD FOR RESALE AND NOTES RECEIVABLE FROM PARTNERS FOR SALE OF UNITS

     In February 1985, the Partnership purchased certain partnership units from existing partners. The Partnership initially paid $4,431,000 in February 1985 for approximately 5% of the units then outstanding. Through October 31, 1993, the Company purchased a total of approximately $6,131,000 partnership units and resold a total of approximately $3,545,000 partnership units. All resales have been at the same per unit price as the Partnership paid in February 1985. The majority of the units were sold in exchange for notes receivable from the partners. The notes receivable from partners were approximately $2,162,000 and $2,361,000 as of October 31, 1993 and 1992 and are recorded as a reduction of equity.

6. CONTINGENCIES

     The Company and Hospital maintain a $500,000 per occurrence medical malpractice insurance policy. Occurrence basis insurance covers claims that occur during the policy term regardless of when the claim was reported.

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Additionally, the Company and Hospital have claims-made medical malpractice insurance policies which cover the Company and Hospital for claims from $500,000 to $20,000,000 with 7-year prepaid discovery. Claims-made insurance covers only those claims covered by the policy and reported to the insurance carrier during the policy term.

     As of October 31, 1993, the Hospital has no malpractice loss accruals. The Hospital and the Company have a deductible reserve exposure of up to $247,000 for deductible liability on claims made, but not settled as of October 31, 1993.

     During a prior year, the Company was joined by 118 other hospitals, as well as another organization, in an action which was originally against four workers' compensation insurance carriers and three other defendants alleging conspiracy to suppress prices paid by workers' compensation insurance companies.

     The action and a subsequent counterclaim between the defendants were settled in December 1993. The settlement resulted in no liability to the Company.

7. LEASE REVENUE

     The Company's principle leasing activities consist of renting suites in four medical office buildings. Lease terms for the medical office buildings range from 1 to 5 years. Rental income for the years ended October 31, 1993 and 1992 was approximately $5,144,000 and $6,048,000. This rental income includes the rent from the regional care center ("RCC") whose lease was terminated effective June 1, 1992.

     The following is a schedule of future minimum lease revenue for the four medical office building leases:

          Year ending October 31,                                       (IN THOUSANDS)
          1994........................................................     $  3,953
          1995........................................................        3,287
          1996........................................................        2,389
          1997........................................................        1,554
          1998........................................................          621
                                                                        --------------
                    Total.............................................     $ 11,804
                                                                        ===========

     The Company leased to the RCC under a long-term lease agreement which the tenant terminated effective June 1, 1992. An agreement was arrived at in which the tenant agreed to 1) pay thirteen months additional rent and expenses from the date of termination, 2) leave all the equipment valued at $206,000 to the Company, and 3) leave all the leasehold improvements valued at $1,135,000 to the Company. The Company agreed to return to the lessee any rents paid on the RCC during the thirteen month period if a nonrelated party rented the facility, as adjusted for various expenses to the Company. Additionally, a restricted cash account of approximately $583,000 was established with a portion of the cash paid by the lessee in the settlement in the event the facility was leased during the thirteen month period. As the RCC was not leased during the thirteen month period, the restricted cash became unrestricted during the year ended October 31, 1993. The Company recorded deferred revenue and recognized the rent and value of the leasehold improvements ratably on a monthly basis over the thirteen month period which expired during the year ended October 31, 1993. Rent is included in medical building rent and other revenue. The leasehold improvements and equipment value is included in nonoperating income.

                  FOUNTAIN VALLEY MEDICAL DEVELOPMENT COMPANY
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

                                                                            OCTOBER 31,
                                                                         -----------------
                                                                          1993       1992
                                                                         ------     ------
                                                                          (IN THOUSANDS)
    Cash paid during the period for:
      Interest (net of interest capitalized of $25 in 1993 and $17 in
         1992).........................................................  $5,001     $5,838
      Income taxes.....................................................  $  743     $  480

     Schedule of non-cash investing and financing activities (in thousands):

      Capital lease obligations of approximately $2,178 and $1,522 were incurred when the Company entered into leases for new equipment in 1993 and 1992.

       Lease settlement of $1,135,000 in leasehold improvements and $206,000 in equipment.

       Fifty percent interest in FVIC purchased included a note payable of $1,834,000.

- ------------------------------------------------------
- ------------------------------------------------------
  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                             ---------------------
                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Prospectus Summary.....................     3
Investment Considerations..............    10
Use of Proceeds........................    14
Capitalization.........................    16
Selected Historical Financial Data.....    17
Selected Operating Statistics..........    21
Business...............................    22
Properties.............................    27
Management.............................    29
Description of the Notes...............    33
Underwriting...........................    50
Legal Matters..........................    50
Experts................................    50
Available Information..................    51
Incorporation of Certain Documents by
  Reference............................    51
Index to Financial Statements..........    53

- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                  $100,000,000
                                  [Graphic]
                             % SENIOR SUBORDINATED
                                 NOTES DUE 2004
                             ---------------------

                                   PROSPECTUS

                             ---------------------
                              MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                              SALOMON BROTHERS INC

                           CITICORP SECURITIES, INC.
                                            , 1994
- ------------------------------------------------------
- ------------------------------------------------------

                    APPENDIX TO ELECTRONIC FORMAT DOCUMENT
                    --------------------------------------


        A map displaying the approximate geographic location of the Company's hospitals is displayed on page 2 of the prospectus. This map appears in the paper format of the document and not in this electronic filing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the SEC registration fee and the NASD filing fee. The Company will bear all of such expenses.

SEC registration fee..............................................................  $ 34,483
NASD filing fee...................................................................    10,500
Rating Agency Fees................................................................     *
Blue sky fees and expenses........................................................     *
Printing and engraving expenses...................................................     *
Legal fees and expenses...........................................................     *
Accounting fees and expenses......................................................     *
Trustee fees......................................................................     *
Miscellaneous.....................................................................     *
                                                                                    --------
          Total...................................................................  $  *
                                                                                    ========

- ---------------

* To be supplied by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 145 of the Delaware General Corporation Law ("Delaware Law") provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines, and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 145 further provides that, in connection with the defense or settlement of any action by or in the right of the corporation, a Delaware corporation may indemnify its directors and officers against expenses actually and reasonably incurred by them if, in connection with the matters in issue, they acted in good faith, in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and without negligence or misconduct in the performance of their duties to the corporation. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through by-law provisions and otherwise.

     Article Seven of the Restated Certificate of Incorporation of the Company and Article VI of the By-Laws of the Company provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware Law. The Company has entered into indemnification agreements with each of its directors and executive officers. Such indemnification agreements are intended to provide a contractual right to indemnification, to the maximum extent permitted by law, for expenses (including attorneys' fees) judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred by the person to be indemnified in connection with any proceeding (including, to the extent permitted by applicable law, any derivative action) to which they are, or are threatened to be made, a party by reason of their status in such positions. Such indemnification agreements do not change the basic legal standards for indemnification set forth under Delaware Law or the Restated Certificate of Incorporation of the Company. Such agreements are intended to be in furtherance, and not in limitation of, the general right to indemnification provided in the Company's Restated Certificate of Incorporation. In addition, pursuant to an Indemnification Trust Agreement, the Company has deposited with Texas Commerce Bank National Association, as trustee under such agreement, $1,450,000 in cash and has agreed to deposit $1,750,000 within two business days following a change in control of the Company in support of the Company's obligations under the foregoing indemnification agreements.

     Section 102(b)(7) of the Delaware law provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware Law (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) or (iv) for any transaction from which the director derived an improper personal benefit. Article Eight of the Company's Restated Certificate of Incorporation contains such a provision.

     Summit's Articles of Incorporation, as amended, state that Summit is authorized to provide indemnification of agents (as defined in Section 317 of the California General Corporation Law) for a breach of duty to Summit and its shareholders through by-law provisions or through agreements with agents, or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California General Corporation Law, subject to limits on such excess indemnification set forth in Section 204 of the California General Corporation Law. The general effect of Section 317 of the California General Corporation Law and Summit's By-laws, as amended, is to provide the indemnification of its agents to the fullest extent permissible under California law.

     The rights to indemnification provided by Section 317 of the California General Corporation Law and by the By-Laws are not exclusive of any other right which any person may have or acquire under a statute, by-law, agreement, vote of shareholders or of disinterested directors or otherwise.

     The officers and directors of Summit are parties to the indemnification agreements referred to above. Such indemnification agreements do not change the basic legal standards for indemnification set forth under California Law or Summit's Articles of Incorporation. Such agreements are intended to be in furtherance, and not in limitation of, the general right to indemnification provided in Summit's Articles of Incorporation.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling either of the Co-Obligors pursuant to the foregoing provisions, the Co-Obligors have been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The form of Purchase Agreement, filed as Exhibit 1.1 to this Registration Statement, obligates the underwriters to indemnify the Co-Obligors, their officers who sign the Registration Statement and directors, and persons who control either of the Co-Obligors under certain circumstances.

     The foregoing summaries are necessarily subject to the complete text of the statutes, the Company's Restated Certificate of Incorporation, the Company's By-Laws, Summit's Articles of Incorporation, Summit's By-Laws and the agreements referred to above and are qualified in their entirety by reference thereto.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits

EXHIBIT
  NO.                                       DESCRIPTION OF EXHIBIT
- -------      ------------------------------------------------------------------------------------
   1.1  --   Form of Purchase Agreement.**
   4.1  --   Indenture relating to the 12 1/4% Notes, dated as of May 15, 1992, by and among
             OrNda HealthCorp and U.S. Trust Company of Texas, N.A. (the "OrNda Trustee")(1)
   4.2  --   First Supplemental Indenture relating to the 12 1/4% Notes, dated as of April 19,
             1994, by and among OrNda HealthCorp, Summit Health Ltd. and the OrNda Trustee.*
   4.3  --   First Supplemental Indenture relating to the 10 1/4% Notes, dated as of April 19,
             1994, by and among OrNda HealthCorp, AHM Acquisition Co., Inc. and the AHM Trustee.*

EXHIBIT
  NO.                                       DESCRIPTION OF EXHIBIT
- -------      ------------------------------------------------------------------------------------
   4.4  --   Form of Indenture relating to the Notes between OrNda HealthCorp, Summit Health Ltd.
             and NationsBank of Tennessee, N.A., as Trustee.*
   5    --   Opinion of Ronald P. Soltman, Esq. (including the consent of such counsel) regarding legality of securities being offered.**
  12    --   Statement re Computation of Ratio of Earnings to Fixed Charges.*
  23.1  --   Consents of Independent Auditors.*
  23.2  --   Consent of Ronald P. Soltman, Esq. (included as part of opinion filed pursuant to
             Exhibit 5 hereof).**
  24.1  --   Original Powers of Attorney of certain directors and officers of the Company authorizing Keith B. Pitts and Ronald P. Soltman to sign the Registration Statement and amendments thereto on their behalf. (See Signature Page)*
  24.2  --   Certified resolutions of the Company's Board of Directors relating to the appointment of Ronald P. Soltman and Keith B. Pitts as attorney-in-fact.*
  25    --   Statement of Eligibility and Qualification of Trustee on Form T-1 of NationsBank of
             Tennessee, N.A.**

- ---------------

*   filed herewith

**  to be filed by amendment

(1) Incorporated by reference to exhibits filed with the Registrant's Report on Form 8-K dated as of May 28, 1992.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned Registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrants' annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, the DGCL, the Amended and Restated Certificate of Incorporation and the Bylaws, or otherwise, the Registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in such Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Securities Act and will be governed by the final adjudication of such issue.

     (c) The Registrants hereby undertake that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrants pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 20th day of July, 1994.

                                          ORNDA HEALTHCORP

                                          By:   /s/  CHARLES N. MARTIN, JR.
                                                ---------------------------
                                                  Charles N. Martin, Jr.
                                                  Chairman of the Board
                                                     and Chief Executive
                                                           Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Keith B. Pitts and Ronald P. Soltman, Esq. and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons on the 20th day of July, 1994 in the capacities and on the dates indicated:

                   SIGNATURE                                 TITLE                    DATE
- -----------------------------------------------  ------------------------------  --------------
             /s/  CHARLES N. MARTIN, JR.         Chairman of the Board and       July 20, 1994
- -----------------------------------------------    Chief Executive Officer
            Charles N. Martin, Jr.                 (Principal Executive
                                                   Officer)

                 /s/  DONALD J. AMARAL           President, Chief Operating      July 20, 1994
- -----------------------------------------------    Officer and Director
               Donald J. Amaral


                /s/  KEITH B. PITTS              Executive Vice President and    July 20, 1994
- -----------------------------------------------    Chief Financial Officer
                Keith B. Pitts                     (Principal Financial
                                                   Officer)

                 /s/  BRUCE J. COLBURN           Senior Vice                     July 20, 1994
- -----------------------------------------------    President -- Finance and
               Bruce J. Colburn                    Chief Accounting Officer
                                                   (Principal Accounting
                                                   Officer)

                  /s/  YVONNE V. CLIFF           Director                        July 20, 1994
- -----------------------------------------------
                Yvonne V. Cliff

              /s/  RICHARD A. GILLELAND          Director                        July 20, 1994
- -----------------------------------------------
             Richard A. Gilleland

                   SIGNATURE                                 TITLE                    DATE
- -----------------------------------------------  ------------------------------  --------------
                   /s/  LEONARD GREEN            Director                        July 20, 1994
- -----------------------------------------------
                 Leonard Green

                   /s/  PETER A. JOSEPH          Director                        July 20, 1994
- -----------------------------------------------
                Peter A. Joseph

                  /s/  PAUL S. LEVY              Director                        July 20, 1994
- -----------------------------------------------
                 Paul S. Levy

           /s/  ANGUS C. LITTLEJOHN, JR.         Director                        July 20, 1994
- -----------------------------------------------
           Angus C. Littlejohn, Jr.

                  /s/  JOHN F. NICKOLL           Director                        July 20, 1994
- -----------------------------------------------
                John F. Nickoll

             /s/  JOHN J. O'SHAUGHNESSY          Director                        July 20, 1994
- -----------------------------------------------
             John J. O'Shaughnessy

                                                 Director
- -----------------------------------------------
              M. Lee Pearce, M.D.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on the 20th day of July, 1994.

                                          SUMMIT HEALTH LTD.

                                          By:   /s/  CHARLES N. MARTIN, JR.
                                             ------------------------------
                                                   Charles N. Martin, Jr.
                                                 Chairman of the Board and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Keith B. Pitts and Ronald P. Soltman, Esq. and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

                   SIGNATURE                                  TITLE                    DATE
- -----------------------------------------------  -------------------------------  --------------
             /s/  CHARLES N. MARTIN, JR.           Chairman of the Board and Chief  July 20, 1994
- -----------------------------------------------    Executive Officer (Principal
            Charles N. Martin, Jr.                 Executive Officer)

                 /s/  DONALD J. AMARAL             President, Chief Operating       July 20, 1994
- -----------------------------------------------    Officer and Director
               Donald J. Amaral

                /s/  KEITH B. PITTS                Executive Vice President and     July 20, 1994
- -----------------------------------------------    Chief Financial Officer and
                Keith B. Pitts                     Director (Principal Financial
                                                   Officer)

                 /s/  BRUCE J. COLBURN             Senior Vice                      July 20, 1994
- -----------------------------------------------    President -- Finance and
               Bruce J. Colburn                    Chief Accounting Officer and
                                                   Director (Principal
                                                   Accounting Officer)

                               INDEX TO EXHIBITS

EXHIBIT                                                                             SEQUENTIALLY
NUMBER                              DESCRIPTION OF EXHIBITS                         NUMBERED PAGE
- ------       ---------------------------------------------------------------------- -------------
  1.1     -- Form of Purchase Agreement.**
  4.1     -- Indenture relating to the 12 1/4% Notes, dated as of May 15, 1992, by and among OrNda HealthCorp and U.S. Trust Company of Texas, N.A. (the
             "OrNda Trustee")(1)
  4.2     -- First Supplemental Indenture relating to the 12 1/4% Notes, dated as of April 19, 1994, by and among OrNda HealthCorp, Summit Health Ltd.
             and the OrNda Trustee.*
  4.3     -- First Supplemental Indenture relating to the 10 1/4% Notes, dated as of April 19, 1994, by and among OrNda HealthCorp, AHM Acquisition Co.,
             Inc. and the AHM Trustee.*
  4.4     -- Form of Indenture relating to the Notes between OrNda HealthCorp,
             Summit Health Ltd. and NationsBank of Tennessee, N.A., as Trustee.*
  5       -- Opinion of Ronald P. Soltman, Esq. (including the consent of such counsel) regarding legality of securities being offered.**
 12       -- Statement re Computation of Ratio of Earnings to Fixed Charges.*
 23.1     -- Consents of Independent Auditors.*
 23.2     -- Consent of Ronald P. Soltman, Esq. (included as part of opinion filed pursuant to Exhibit 5 hereof).**
 24.1     -- Original Powers of Attorney of certain directors and officers of the
             Company authorizing Keith B. Pitts and Ronald P. Soltman to sign the
             Registration Statement and amendments thereto on their behalf. (See
             Signature Page)*
 24.2     -- Certified resolutions of the Company's Board of Directors relating to the appointment of Ronald P. Soltman and Keith B. Pitts as attorney-in-fact.*
 25       -- Statement of Eligibility and Qualification of Trustee on Form T-1 of
             NationsBank of Tennessee, N.A.**

- ---------------

 * Filed herewith

** To be filed by amendment

(1) Incorporated by reference to exhibits filed with the Registrant's Report on Form 8-K dated as of May 28, 1992.